As filed with the Securities and Exchange Commission on December 16, 2010

Registration No. 333-170229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Masergy Communications, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4813	75-2899198
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2740 North Dallas Parkway, Suite 260

Plano, TX 75093

Tel: (214) 442-5700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert E. Bodnar

Executive Vice President and Chief Financial Officer

2740 North Dallas Parkway, Suite 260

Plano, TX 75093

Tel: (214) 442-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas R. Nelson Miller, Egan, Molter & Nelson LLP 600 Congress Avenue, Suite 200 Austin, TX 78701 Tel: (512) 505-4184	Michael J. Schiavone Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 Tel: (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated December 16, 2010

PROSPECTUS

         Shares

Common Stock

This is Masergy Communications, Inc.’s initial public offering. We are selling          shares of common stock and the selling stockholders are selling          shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After the pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “MSGY.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional          shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities

Co-Managers

Stifel Nicolaus Weisel	Pacific Crest Securities

The date of this prospectus is                     , 2010.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

GLOSSARY OF TERMS

Our industry uses many terms and acronyms that may not be familiar to you. To assist you in reading this prospectus, we have provided definitions of some of these terms and acronyms below:

Access circuit: Refers to a local telecom connection from a carrier’s aggregation point to the customer premise.

Backbone: A major fiber optic network that interconnects other networks.

Burstable: A method of measuring bandwidth based on peak utilization. It also allows bandwidth usage to exceed a specified threshold for brief periods of time without the financial penalty of purchasing a higher committed bandwidth level.

Channel partners: Industry participants with whom we collaborate for sales and marketing, such as system integrators, value-added resellers, agents and referral partners.

Cloud computing: An Internet-based or intranet-based computing environment wherein computing resources are distributed across the network (i.e. the “cloud”) and are dynamically allocated on an individual or pooled basis, and are increased or reduced as circumstances warrant, to handle the computing task at hand.

CPE, or customer premise equipment: Any equipment located at the customer’s location that connects to a service provider’s network.

CRM, or customer relationship management: a broadly recognized, widely-implemented strategy for managing a company’s interactions with customers, clients and sales prospects. It involves using technology to organize, automate, and synchronize business processes, principally for sales activities, marketing, customer service and technical support.

Data center: A data center is a facility used to house computer systems and associated components, such as telecommunications and storage systems.

ERP, or enterprise resource planning: an integrated computer-based system used to manage internal and external resources, including tangible assets, financial resources, materials, and human resources. Built on a centralized database and normally utilizing a common computing platform, ERP systems consolidate all business operations into a uniform and enterprise-wide system environment.

Ethernet: The standard local area network (LAN) protocol. Ethernet was originally specified to connect devices on a company or home network as well as to a cable modem or DSL modem for Internet access. Due to its ubiquity in the LAN, Ethernet has become a popular transmission protocol in metropolitan, regional and long haul networks as well.

Extranet: A computer network that allows controlled access from the outside for specific business or educational purposes. An extranet can be viewed as an extension of a company’s intranet that is extended to users outside the company, usually partners, vendors, and suppliers.

Fully-meshed (or meshed): A type of networking wherein each node in the network may act as an independent router, regardless of whether it is connected to another network or not. It allows for continuous connections and reconfiguration around broken or blocked paths by “hopping” from node to node until the destination is reached.

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Gigabit: A multiple of the unit bit for digital information or computer storage. The prefix giga (symbol G) is defined in the International System of Units (SI) as a multiplier of 109 (1 billion, short scale), and therefore 1 gigabit = 109bits = 1,000,000,000 bits.

HD Video, or high-definition video: Any video system of higher resolution than standard-definition (SD) video, and most commonly involves display resolutions of 1,280×720 pixels (720p) or 1,920×1,080 pixels (1080i/1080p).

IP, or Internet protocol: The protocol used in the transmission of data over the Internet.

IT, or information technology: The study, design, development, application, implementation, support or management of computer-based information systems, particularly software applications and computer hardware.

LAN, or local area network: In contrast to a WAN, a LAN covers only one location.

Latency: A measure of time delay experienced in a system. Latency in a packet-switched network is measured either one-way (the time from the source sending a packet to the destination receiving it), or round-trip (the one-way latency from source to destination plus the one-way latency from the destination back to the source).

Layer 2: The data link layer of the seven-layer OSI model of computer networking that provides the functional and procedural means to transfer data between network entities and might provide the means to detect and possibly correct errors that may occur in the physical layer of the seven-layer OSI model of computer networking.

Layer 3: The network layer of the seven-layer OSI model of computer networking that is responsible for routing packet delivery including routing through intermediate routers, whereas the data link layer is responsible for media access control, flow control and error checking.

MPLS, or multi-protocol label switching: A standards-based technology for speeding up data services provided over a network and making those data services easier to manage.

NOC, or network operations center: A location that is used to monitor networks, troubleshoot network degradations and outages, and ensure customer network outages and other network degradations are restored.

Off-net: Locations that are not on a service provider’s physical infrastructure.

OSI, or open systems interconnection: An effort to standardize networking, started in 1977, by the International Organization of Standardization.

Packet loss: When one or more packets of data traveling across a computer network fail to reach their destination, which can result in noticeable performance issues with HD video, VoIP and other network applications.

Packet Switched: A digital networking communications method that groups all transmitted data, regardless of content, type, or structure, into suitably-sized blocks, called packets. Packet switching features delivery of variable-bit-rate data streams (sequences of packets) over a shared network.

QoS, or quality of service: The ability to provide different priority to different applications, users, or data flows, or to guarantee a certain level of performance to a data flow.

SaaS, or software as a service: Sometimes referred to as “software on demand,” SaaS is software that is deployed over a network (including the Internet but increasingly over secure VPNs), where a provider licenses an application to customers either as a service on demand, through a subscription, in a “pay-as-you-go” model, or at no charge.

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SI, or systems integrators: A person or company that specializes in bringing together IT component subsystems into a whole and ensuring that those subsystems function together.

SLA, or service level agreement: A part of a service contract where the level of service is formally defined. In practice, the term SLA is sometimes used to refer to the contracted delivery time (of the service) or performance.

Telepresence: A higher level of videotelephony which deploys greater technical sophistication and improved fidelity of both video and audio than in traditional videoconferencing; a set of technologies which allow a person to feel as if they were present or to give the appearance that they were present at a place other than their true location.

Tier 1 technician: The first level of NOC personnel who perform network trouble-shooting and problem resolution.

Trunking facilities: A concept by which a communications system can provide network access to many clients by sharing a set of lines or frequencies instead of providing them individually.

Unified communications: A general term for a family of methodologies, communication protocols, and transmission technologies for delivery of voice communications and multimedia sessions over IP networks.

USAC, or Universal Service Administrative Company: An independent non-profit corporation that administers the Universal Service Fund in the United States.

USF, or Universal Service Fund: A fund administered by USAC by which certain communications providers are required to contribute funds to be used to, among other things, help provide services to rural and other areas.

VARs: Value-added resellers.

VoIP, or voice over Internet protocol: A general term for a family of methodologies, communication protocols, and transmission technologies for delivery of voice communications and multimedia over IP networks.

VPLS, or virtual private LAN service: A way to provide Ethernet based multipoint-to-multipoint communications over IP MPLS networks.

VPWS, or virtual private wire service: A way to provide Ethernet based point-to-point communications over IP MPLS networks.

VPN, or virtual private network: A private computer network that is implemented as an overlay on top of an existing larger network.

WAN, or wide area network: In contrast to a LAN, a WAN spans multiple physical locations.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision.

Overview

We provide managed, secure virtualized network services to enterprises with complex information technology needs across multiple locations throughout the world. By delivering enhanced network performance, flexibility and control, together with consultative technical support, we believe we offer a unique value proposition. We enable customers to seamlessly deploy and manage video, voice and other data applications on a global basis by integrating our proprietary cloud-based software with our network. As of September 30, 2010, we served customer locations in 49 countries, representing most major industry verticals. We have generated net income and positive cash flow for the last three fiscal years and we currently have no debt. Our total revenue has grown from $48.4 million in the fiscal year ending June 30, 2006 to $97.5 million in the fiscal year ending June 30, 2010, or 19.2% on an average annual compounded basis.

Our network services platform is purpose-built and designed to deliver consistent performance across the enterprise and around the globe. Our model of leveraging third-party long-haul fiber assets and utilizing local access connections allows us to increase capacity and scale our network as dictated by customer demand, avoiding the cost of unused network capacity typical of legacy networks. We provide standard Ethernet connections to all customer locations, regardless of the available local access technology, to simplify the customer interface to our services. By overlaying our proprietary cloud-based software on a private IP architecture, we offer our customers more flexible and measurable application performance. For a depiction of a typical customer solution see “Business—Products and Services—Intelligent Transport Product Line.” Our platform delivers the high performance and low latency demanded by complex applications such as HD video conferencing, unified communications, SaaS, CRM and ERP.

We believe that our comprehensive managed service offering, together with our award-winning customer service, differentiates us from our competitors. In addition to meeting bandwidth needs, we provide tools to enterprise network administrators so that they can prioritize more important business applications over less critical or less latency-sensitive applications. Our embedded software enables IT professionals to monitor usage, prioritize traffic, optimize bandwidth and perform application and network diagnostics from any location in real time. In addition, we offer a highly consultative sales and service approach, acting as an extension of our customers’ IT departments.

Industry

The global enterprise network infrastructure market is growing rapidly, driven by globalization and the demand for complex applications. The challenges involved in managing these applications over a global network has strained the budgets and resources of enterprise IT departments. In response, IT departments must either expand internally or seek globally available managed service offerings.

The adoption of Ethernet has greatly enhanced the ability of IT departments to integrate various network technologies to ensure consistent and predictable performance. Ethernet is the most cost-effective network interface, reducing hardware costs and the risks of obsolescence, and is the desired interface for enterprise virtual private networks. In a report entitled Ethernet and IP MPLS VPN Services dated June 15, 2010, Infonetics Research, an independent research firm, estimates that the global Ethernet services market was $21 billion in 2009 and expects it to grow to $39 billion by 2014, representing a compounded annual growth rate of approximately 14%.

VPNs provide enterprises the ability to connect their disparate locations, operations and resources over a secure, managed network. IP MPLS is the predominant underlying technology used in the delivery of enterprise VPNs. Infonetics Research, in the same report, estimates that the global market for IP MPLS VPN services was $17 billion in 2009 and will grow to $29 billion by 2014, representing a compounded annual growth rate of approximately 11%. VPNs must be capable of supporting a variety of complex enterprise applications. Many of these applications require tremendous bandwidth, delivered with low latency and without packet loss, to function effectively. For example, as large corporations seek to reduce travel expenses and increase collaboration and productivity across their enterprises, they have increasingly adopted HD video conferencing and Telepresence applications. In a market analysis report entitled Worldwide Enterprise Videoconferencing and Telepresence 2010 – 2014 Forecast dated March 2010, International Data Corporation, an independent market research firm, estimates that the global market for video conferencing and Telepresence equipment and services will grow from $1.9 billion in 2009 to $8.8 billion in 2014, representing a compounded annual growth rate of 36%. While communications applications are an important component to an enterprise’s business strategy, IT departments also have critical core business applications to manage, leading many to adopt managed solutions to maximize their limited time and resources.

To deploy their VPNs on a global basis, multinational enterprises typically rely on multiple service providers with varying levels of service, costs and responsiveness. These providers are often constrained by protocols and technology native to their geography and in which they have invested heavily. As a result, IT professionals are often faced with a lack of a standard infrastructure, additional equipment and operational costs, and poor application performance. Issues are usually handled through generic call centers, rather than a single point of contact, resulting in multiple touch points and leading to lost productivity, poor service levels, inferior application performance and uneven IT resource availability. Given these difficulties and the continuing drive toward globalization, IT professionals are increasingly seeking a unified global solution.

Competitive Strengths

Singular focus on enterprise network solutions. Unlike many legacy service providers, our only business is providing virtualized network solutions to enterprises. This singular focus allows us to offer enterprise customers network solutions that reduce costs, simplify IT management and improve network performance. Our entire company is focused exclusively on addressing the needs of global enterprises, which more closely aligns our priorities with those of our customers and we believe provides us a competitive advantage.

Purpose-built, global network platform. Our global network platform was purpose-built to deliver IP VPN services cost efficiently. We seamlessly deliver an identical suite of solutions to all customer locations anywhere in the world, regardless of the available local access technology. Unencumbered by legacy network infrastructure, we chose technologies that deliver the highest performance and lowest latency demanded by complex business applications.

Reduced information technology costs for our customers. Our Ethernet-based global network platform eliminates the need for our customers to purchase expensive equipment often required to interconnect to carrier networks. Our ability to deliver multiple services on a single access circuit reduces the number of customer access points, thereby simplifying network administration and reducing costs. These advantages of our platform enable our customers to focus their IT budgets and resources on projects that improve their businesses.

Enhanced customer visibility and control. Our proprietary software provides customers a detailed view into their business applications and network performance, allowing IT professionals to prioritize network usage in real time. These tools integrate with the customer’s business processes, creating a level of dependence and customer loyalty, which we believe contributes to our ability to both attract and retain customers.

Capital-efficient operations. Our model of leveraging third-party long-haul fiber assets and utilizing local access connections provides maximum global reach while minimizing the costs associated with unused network capacity. We invest capital only after winning sufficient business to justify an investment and are not exposed to the costly maintenance and upgrades associated with the ownership and operation of legacy networks. This flexibility enables us to scale efficiently, increase network capacity economically and reduce additional capital investment.

Industry-leading quality of service and customer care. We regard customer support and a consultative sales approach as an integral part of our network services platform. Our first line of customer support are Tier 1 technicians, who typically resolve customer issues without further escalation. Our network performance and quality of service permit us to offer some of the strongest service level agreements in the industry.

Our Strategy

Acquire new customers by increasing our sales distribution. We intend to expand our domestic and international sales force, in both existing and new markets. We believe this expansion will also create opportunities for establishing new channel partner relationships. We expect such expansion to be a key driver of future growth for our business.

Sell additional services to existing enterprise customers. Because we generally do not capture all of our new customers’ potential spend in their initial contract, our sales force works proactively with our existing customers to identify expansion and up-selling opportunities, including additional services, new locations and increased bandwidth. We have significantly increased our customer base over the past few years, and we believe we are well-positioned to increase sales to this expanded customer base.

Extend our technology leadership and product depth and breadth. Our role as an extension of our customers’ IT departments gives us unique insight into customer needs and technological changes. The consultative approach we take with the design and implementation of solutions for our customers often leads to new product development. We intend to continue to expand our service offerings and solutions to meet the evolving needs of our customers.

Pursue collaborations and strategic acquisitions that complement our strategy. To date, we have successfully collaborated with a number of industry-leading companies on technology initiatives and intend to continue to pursue these collaborations to enhance our solutions, especially in the areas of unified communications, managed services and cloud computing. We also plan to opportunistically pursue strategic acquisitions that expand our sales geographies or broaden our product and service offerings.

Risks Affecting Us

Investing in our common stock involves substantial risk. While we have set forth our competitive strengths and growth strategies above, we are engaged in a very competitive industry and our business involves numerous risks and uncertainties. The factors that could adversely affect our results and performance are discussed under the heading “Risk Factors” immediately following this summary. Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” In particular, you should consider the following risks, which are discussed more fully in “Risk Factors”:

•

Our historical revenue growth has been driven by new service orders from existing customers. If we are unable to offset any future decline in new service orders from existing customers by growing sales to new customers, our revenue growth could stall and revenue could decline.

•

Our business depends substantially on customers renewing their contractual commitments for our solutions and any increase in customer cancellations or decline in customer renewals would cause our future operating results to suffer.

•

We rely on our relationships with channel partners to generate a significant amount of our sales. If we fail to expand or maintain these relationships, we risk losing a significant source of our business referrals and our ability to cost-effectively market and sell our solutions and services may be impaired.

•	Our industry is intensely competitive and if we do not compete successfully, we could experience a decline in revenue or suffer losses.

•	Our services are dependent on facilities and infrastructure owned and maintained by third parties over which we have no direct control, the failure of which could harm our business materially.

•	We depend on third parties for network technology, equipment, software and support. Our success depends upon the quality, availability and pricing offered to us by these third parties.

Corporate Information

We are headquartered in Plano, Texas and have operations in London, United Kingdom and sales offices in New York City, San Francisco, California and Fairfax, Virginia. Our NOC facilities are located in Plano and London, which together provide 24-hour technical customer support.

We were incorporated in the State of Delaware in August 2000. Our principal executive offices are located at 2740 North Dallas Parkway, Suite 260, Plano, Texas 75093, and our telephone number is (214) 442-5700. Our website address is www.masergy.com. The information on, or that can be accessed through, our website is not part of this prospectus.

“MASERGY®,” “inControl™,” “Masergy Network Analyst™,” and “Masergy Intelligent Network Analyst™” are our trademarks and registered trademarks appearing in this prospectus. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares ( shares if the underwriters exercise in full their option to purchase additional shares)

Total common stock offered	shares ( shares if the underwriters exercise in full their option to purchase additional shares)

Common stock to be outstanding after this offering	shares

Significant stockholders after this offering	Entities affiliated with Centennial Ventures, Meritage Funds and Special Private Equity Partners will beneficially own approximately % (or % if the underwriters exercise in full their option to purchase additional shares). See “Principal and Selling Stockholders.”

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital. We also may use a portion of the net proceeds for the future acquisition of businesses that could enhance our sales footprint or broaden our product and service offerings. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

NYSE listing	We will apply to list our common stock on the NYSE under the symbol “MSGY.”

The number of shares of common stock that will be outstanding after this offering is based on              shares of our common stock outstanding as of September 30, 2010 and excludes:

•

2,614,332 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 under our 2001 Stock Option/Stock Issuance Plan, with a weighted average exercise price of $4.12 per share;

•

704,526 shares of common stock reserved for future issuance under our 2010 Incentive Compensation Plan, which will become effective in connection with this offering (including 204,526 shares of common stock reserved, as of September 30, 2010, for future issuance under our 2001 Stock Option/Stock Issuance Plan, which shares will be added to the shares reserved under our 2010 Incentive Compensation Plan, upon its effectiveness); and

•	356,531 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010, with a weighted average exercise price of $3.76 per share.

Unless otherwise indicated, the information in this prospectus assumes:

•	an initial public offering price of $ per share of common stock, the midpoint of the range of the estimated initial public offering price set forth on the cover of this prospectus;

•	a -for- reverse stock split of our common stock and convertible preferred stock to be effected prior to the completion of this offering;

•	the conversion of all outstanding shares of our convertible preferred stock into 8,925,277 shares of common stock effective upon the completion of this offering;

•	no exercise by the underwriters of their right to purchase up to shares of common stock to cover over-allotments; and

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately upon the completion of this offering.

Summary Consolidated Financial Information and Other Data

The following tables set forth summary consolidated financial information and other operating data.

The historical balance sheet data as of June 30, 2009 and 2010, and the historical statement of operations data for the fiscal years ended June 30, 2008, 2009 and 2010 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The historical balance sheet data as of June 30, 2008 has been derived from our audited balance sheet as of June 30, 2008, which is not included in this prospectus. Our financial statements as of and for the fiscal years ended June 30, 2008, 2009 and 2010 were audited by Grant Thornton, LLP, independent registered public accounting firm. Our historical results are not necessarily indicative of results to be expected for any future period.

The historical balance sheet data as of September 30, 2009 and 2010 and the historical statement of operations data for the three months ended September 30, 2009 and 2010 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. The unaudited financial statements as of and for the three-month periods ended September 30, 2009 and 2010 have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments, consisting of normal accruals, necessary for the fair presentation of our financial condition as of such dates and our results of operations for such periods. Interim results are not necessarily indicative of results that may be expected for any future period.

The information presented below should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus.

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(in thousands, except per share data)				(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Customer services	$86,850	$98,159	$98,869	$24,132	$26,776
Universal Service Fund fees	6,063	6,549	(1,331)	1,765	986

Total revenue	92,913	104,708	97,538	25,897	27,762

Operating expenses:
Cost of services	54,775	60,434	51,394	14,636	14,839
Selling, general and administrative	29,781	31,109	31,472	7,704	8,452
Depreciation	4,343	7,857	5,783	1,313	1,673
Impairment of property and equipment	—	2,107	—	—	—

Total operating expenses	88,899	101,507	88,649	23,653	24,964

Operating income	4,014	3,201	8,889	2,244	2,798
Interest expense, net	(289)	(60)	(34)	(10)	(11)
Other income (expense), net	4	(42)	(203)	(128)	(42)

Income before income taxes	3,729	3,099	8,652	2,106	2,745
Income tax (expense) benefit	—	—	13,643	—	(107)

Net income	$3,729	$3,099	$22,295	$2,106	$2,638

Net income attributable to common stockholders	$1,123	$953	$6,902	$647	$820

Net income per share attributable to common stockholders:
Basic	$.29	$.24	$1.72	$.16	$.20
Diluted	$.25	$.24	$1.65	$.16	$.18

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(in thousands, except per share data)				(unaudited)
Weighted average common shares used in computing net income per share attributable to common stockholders:
Basic	3,840	3,962	4,002	3,962	4,023
Diluted	4,472	4,049	4,193	4,045	4,479
Pro forma net income per share attributable to common stockholders (unaudited) (1):
Basic			$1.72		$0.20
Diluted			$1.70		$0.20
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited) (2):
Basic			12,928		12,948
Diluted			13,119		13,404

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$10,655	$16,039	$12,394	$1,980	$1,687
Net cash used in investing activities	(6,807)	(8,189)	(11,196)	(2,326)	(3,268)
Net cash provided by (used in) financing activities	(3,007)	(1,001)	231	—	2

Other Financial Data (unaudited):
Adjusted EBITDA (3)	$8,908	$13,883	$15,105	$3,671	$4,597
Capital expenditures (4)	7,001	8,238	10,697	2,326	3,268

	As of June 30,			As of September 30,
	2008	2009	2010	2009	2010
(in thousands)				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,199	$10,882	$12,378	$10,452	$10,885
Working capital	(556)	4,996	14,956	6,035	15,997
Total assets	36,099	39,828	68,467	40,958	70,826
Notes payable, including current portion	1,016	—	—	—	—
Total liabilities	13,888	14,455	20,324	13,450	19,831
Total stockholders’ equity	22,211	25,373	48,143	27,508	50,995

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(unaudited)
Operating Data:
Customer bookings, in thousands (5)	$2,529	$2,123	$2,789	$572	$752
Average contract term of customer bookings, in months (6) (9)	25.5	26.3	28.4	28.3	29.0
Average monthly churn rate (7) (9)	1.6%	1.6%	1.9%	2.3%	1.0%
Employees (end of period)	153	154	156	152	158
Average customer services revenue per employee, in thousands (8)	$627	$639	$638	$631	$682

(1)	Pro forma net income per share represents net income divided by the pro forma weighted average shares outstanding as though the conversion of our convertible preferred stock into common stock occurred on the original dates of issuance.

(2)	Pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

(3)

Adjusted EBITDA is not defined under generally accepted accounting principles as applied in the United States, or GAAP. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization (EBITDA) excluding, when applicable, asset impairment charges, stock-based compensation expense, and other income (expense), net, consisting of foreign currency impacts on transactions and gains and losses on the disposal of property and equipment. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered in isolation or as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity.

We use Adjusted EBITDA to evaluate our operating performance and this non-GAAP financial measure is among the primary measures used by management for planning and forecasting for future periods. By excluding the impact of expenses that may vary from period to period without any correlation to underlying operating performance, we believe we are able to gain a clearer view of the operating performance of our business. We believe the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view our results in the same manner as management and makes it easier to compare our results with the results of other companies that have different financing and capital structures.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, net income (loss) or any other measure of our performance reported in accordance with GAAP. For example, Adjusted EBITDA (i) does not reflect capital expenditures, or contractual commitments, (ii) does not reflect changes in, or cash requirements for, our working capital needs, (iii) does not reflect interest expense, or the cash requirements necessary to service interest payments, on debt, (iv) does not reflect income taxes and (v) does not consider the costs or potentially dilutive impact of issuing equity-based compensation.

Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same manner.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable financial measure presented in accordance with GAAP:

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(in thousands, unaudited)
Net income	$3,729	$3,099	$22,295	$2,106	$2,638
Interest expense, net	289	60	34	10	11
Income tax expense (benefit)	—	—	(13,643)	—	107
Depreciation	4,343	7,857	5,783	1,313	1,673

EBITDA	8,361	11,016	14,469	3,429	4,429
Impairment of property and equipment	—	2,107	—	—	—
Stock-based compensation expense	551	718	433	114	126
Other (income) expense, net	(4)	42	203	128	42

Adjusted EBITDA	$8,908	$13,883	$15,105	$3,671	$4,597

(4)	Represents purchases of property and equipment, including equipment financed with notes payable.

(5)	Calculated as the total monthly value of qualified customer service orders received during the period less the total monthly value of any service orders that were cancelled during the same period. In order to qualify as a booking, customer service orders must include a minimum one-year service term and a defined service implementation schedule, and may not be subject to any contingencies.

(6)	For customer service orders received during a period, calculated as the total recurring fixed monthly fees to be paid over the initial term divided by the total monthly value of those service orders.

(7)	Calculated as the recurring fixed monthly fees associated with customer locations disconnected during a period divided by our total recurring customer services revenue during the same period, expressed as a percentage.

(8)	Calculated as customer services revenue for a period divided by the average of the number of employees as of the beginning of the period and the end of the period. Amounts for the three-months ended September 30, 2009 and 2010 have been annualized. We utilize average customer services revenue per employee to periodically evaluate our operating efficiency and employee productivity, and believe presentation of this measurement is relevant and useful for investors as it makes it easier to compare our results with other companies that either publicly disclose this measurement or are the subject of analyst or industry reports that present this information.

(9)	We use average contract term and average monthly churn rates as (i) leading indicators of future revenues, (ii) key performance indicators of the effectiveness of our sales organization in securing long-term customer contracts and renewing customer contracts as their prior contracts expire, and (iii) indicators of customer satisfaction. Our computation of average contract term and average monthly churn rates may not be comparable to other similarly titled measures computed by other companies because such measures may not be calculated in the same manner.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the financial and other information contained in this prospectus, including our consolidated financial statements and accompanying notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our historical revenue growth has been driven by new service orders from existing customers. If we are unable to offset any future decline in new service orders from existing customers by growing sales to new customers, our revenue growth could stall and revenue could decline.

A substantial amount of our past revenue growth was derived from existing customers increasing the amount of services purchased from us. New service orders from our existing customers accounted for approximately 60%, 61% and 49% of our new bookings in fiscal years 2008, 2009 and 2010, respectively. Our ability to increase revenues from existing customers will depend upon our ability to maintain the quality and reliability of the solutions and services we provide, as well as our ability to successfully develop enhancements to existing solutions and new solutions that effectively address our customers’ evolving needs. Sales to existing customers may also be adversely affected by factors outside of our control, including, but not limited to:

•

unfavorable general economic conditions that cause our customers to reduce their capital expenditures in general or their IT spending specifically, or that cause delays or cancellations of IT projects that would otherwise create new sales opportunities for us; and

•	service interruptions outside of our control which adversely affect our customers’ perceptions of the reliability or quality of our services and solutions.

We cannot assure you that we can continue to grow or maintain the revenue we receive from existing customers. If we are unable to offset any future decline in sales to existing customers by growing sales to new customers, our revenue growth could stall and revenue could decline.

Our ability to increase sales to new customers will be affected by many of the same factors that drive additional sales to existing customers, as well as our ability, directly or in conjunction with our channel partners, to cost-effectively market our solutions and services to new customers in existing or new geographic or vertical markets.

Our business depends substantially on customers renewing their contractual commitments for our solutions and any increase in customer cancellations or decline in customer renewals would cause our future operating results to suffer.

Our service agreements with customers that have already satisfied their initial terms are subject to termination by the customer on short notice. After expiration of their current agreements, our customers have no obligation to renew their contracts and may choose not to continue to purchase services or the same level of services. In addition, under specific circumstances, our customers have the right to cancel their service agreements before they expire, without paying a cancellation fee (such as in the event of an uncured material breach by us). Historical data with respect to rates of customer renewals, terminations, and expansions may not accurately predict future trends in customer renewals. Our customers’ renewal rates may decline or fluctuate for a number of reasons, including, but not limited to, their satisfaction or dissatisfaction with our solutions, our pricing, our competitors’ pricing and any changes in the growth or performance of our customers’ business and their IT spending levels. If our customers cancel their agreements with us during their term, do not renew their agreements, or renew on less favorable terms, our future operating results will suffer.

We rely on our relationships with channel partners to generate a significant amount of our sales. If we fail to expand or maintain these relationships, we risk losing a significant source of new business referrals and our ability to cost-effectively market and sell our solutions and services may be impaired.

We rely on relationships with a variety of industry participants, which we refer to as channel partners, to generate a significant amount of our sales. Our channel partners include systems integrators, value-added resellers, agents and referral partners, many of whom separately maintain business relationships with current or prospective customers and, in many cases, provide products and services that are complementary to our services. Our channel partners play a critical role in referring sales opportunities and marketing our solutions and services. In fiscal 2010, our channel partners were involved in approximately 74% of our new bookings.

Although we maintain contractual arrangements with our channel partners, these arrangements are typically non-exclusive and incentive-based. In order to maintain the productivity of our channel partner relationships, we must continue to offer compelling solutions and services that our channel partners are willing to recommend to their clients, as well as offer competitive compensation structures in the form of commissions and referral fees. At the same time, our channel partners may receive greater incentives to promote our competitors’ products in lieu of ours, particularly for our competitors with larger order volumes, more diverse product offerings and longer relationships with the channel partners. If we are unable to maintain productive relationships with channel partners, we risk losing a significant source of business referrals for both new and existing customers and our ability to cost-effectively market and sell our solutions and services may be impaired.

If we do not effectively expand and train our sales force, we may be unable to effectively market and sell our solutions and services and our revenues may decline.

We are highly dependent on the ability of our sales force to generate sales to new and existing customers, both directly and by establishing and maintaining productive relationships with channel partners. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire, train and retain sufficient numbers of effective sales personnel, or our sales personnel are not successful in establishing and maintaining productive channel partner relationships and generating sales to new and existing customers, our revenues may decline.

Our services are dependent on facilities and infrastructure owned and maintained by third parties over which we have no direct control, the failure of which could harm our business materially.

We do not own any long-haul communications assets but instead lease capacity on long-haul fiber optic transmission lines owned and maintained by third parties. We place our owned or leased network equipment in leased space within data centers owned and maintained by third parties. We also rely on local providers in each market where we have customers to provision, install and maintain local access lines to our customers and for elements of their local network. While our network architecture allows us to constantly monitor these and other components of our network, we do not control the facilities, network elements and other system assets maintained by these third parties. All of these facilities, network elements and other system assets are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including:

•	human error;

•	power loss;

•	fire, earthquake, hurricane, flood and other natural disasters;

•	software and hardware errors;

•	network environment disruptions such as computer viruses and electronic security breaches;

•	physical security breaches, theft, sabotage and vandalism; and

•	the effect of war, terrorism, and any related conflicts or similar events worldwide.

The occurrence of an extended service interruption at one or more of our suppliers’ facilities could result in lengthy interruptions in our services. Our service level agreements generally require us to refund a prorated portion of our fees if we fail to satisfy our service level commitments. Any extended service outage in the future could result in material refunds to our customers and harm our customer relationships. If our third-party providers fail to maintain their assets or facilities or fail to respond quickly to network or other problems, our customers may experience interruptions or failures in the service they obtain from us. Any service interruptions experienced by our customers could negatively impact our reputation, cause us to lose customers and limit our ability to attract new customers.

We depend on third parties for network technology, equipment, software and support. Our success depends upon the quality, availability and pricing offered to us by these third parties.

A key component of our network design is the use of equipment and software, and related support, provided by third parties, such as Alcatel-Lucent, Cisco Systems, and IBM. We obtain the majority of our network equipment and software from Alcatel-Lucent. In addition, we rely on many of these third parties for technical support and assistance with their equipment and software. Although we believe that we maintain a good relationship with our suppliers, if any of our key suppliers were to terminate our relationship or were to cease making the equipment and software we use, our ability to maintain, upgrade or expand our network could be impaired. Although we believe that we would be able to address our future equipment needs with equipment obtained from other suppliers, we cannot assure you that such equipment would be compatible with our network without significant modifications or cost, if at all. If we were unable to obtain the equipment necessary to maintain our network, our ability to attract and retain customers and provide our services would be impaired. In addition, our success depends in part on our obtaining network technology, equipment and software at affordable prices. Significant increases in the price of these products would harm our financial results and may increase our capital requirements.

We depend on third-party manufacturers to supply the customer premise equipment, or Intelligent Bridges, that our customers require to obtain our solutions and services. We also depend on third parties to install our Intelligent Bridges at many of our customers’ locations. If we are unable to obtain these Intelligent Bridges and installation services as we require and at reasonable costs, our revenue growth may be limited and our profitability may be impaired.

The installation of specific customer premise equipment devices that enable our customers to obtain our solutions and services is critical to our success. We rely on a limited number of manufacturers to supply these devices and on a few vendors to install them for customers that are not equipped to perform self-installation. In order to provide our customers with reliable equipment and a positive installation experience, we must ensure that these vendors adhere to the timelines we establish and quality standards that we maintain. If we are not able to obtain a sufficient number of Intelligent Bridges of the quality that we require for our customers, or if we cannot arrange for the installation of such equipment in a timely and professional manner, we may fail to expand our customer base and grow our revenue. If we are unable to obtain these devices and installation services at reasonable costs, our profitability may suffer.

We may be unable to successfully develop or acquire enhancements and new solutions necessary to remain competitive in our evolving industry.

Our industry is characterized by rapidly changing customer requirements, technological developments and evolving industry standards. Our ability to attract new customers and increase sales to existing customers will depend in large part on our ability to successfully develop or acquire enhancements to our existing solutions and new solutions that effectively respond to the changes in our industry. Any enhancements or new solutions that we develop or acquire may not be introduced to the market in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate the revenue required to offset the operating expenses and capital expenditures related to their development or acquisition. If we are unable to timely develop or acquire enhancements and new solutions that keep pace with the changes in our industry, our revenue will not grow as expected and we may not be able to maintain or meet profitability expectations.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause our stock price to decline or lead to volatility in our stock price.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. The primary factors that could cause quarterly fluctuations include:

•	our ability to attract new customers and increase sales to existing customers; and

•	our ability to retain existing customers.

Other important factors that could cause quarterly fluctuations include:

•	changes in our pricing and that of our competitors;

•	unanticipated technical difficulties or service interruptions; and

•	the amount and timing of operating expenses or capital expenses related to the maintenance and expansion of our operations or infrastructure.

Fluctuations in our quarterly operating results may lead analysts to change their long-term model for valuing our common stock, cause us to face short-term liquidity issues, impact our ability to retain or attract key personnel or cause other unanticipated issues, all of which could cause our stock price to decline or lead to volatility in our stock price. As a result of the potential variations in our quarterly revenue and operating results, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and the results of any one quarter should not be relied upon as an indication of future performance. Consequently, our future operating results may be materially lower than in recent periods, which could cause our stock price to decline.

Acquisitions and other strategic transactions could result in operating difficulties, dilution, and adversely affect our results of operations.

We periodically evaluate and consider a wide range of potential strategic transactions, including business combinations and acquisitions of businesses, technologies, services, products and other assets. Any of these transactions could be material to our financial condition and results of operations. We may not realize the anticipated benefits of any of these transactions, or may not realize them in the time frame expected. As a company, we have not completed any strategic business combinations or acquisitions and therefore have not demonstrated an ability to successfully integrate the operations and employees of an acquired business and to retain and motivate key personnel from such a business. Any of these transactions may divert management’s attention, disrupt our ongoing operations, increase our expenses and adversely impact our business and results of operations. Acquisitions of foreign operations involve additional risks, including the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries. Any significant business acquisitions and in particular any acquisitions of businesses with global operations could increase the complexity of our operations in ways we may not be able to predict or adequately address. Any acquisitions or strategic transactions may require us to issue additional equity securities, which could be dilutive to our shareholders, spend our cash, or incur debt, liabilities, amortization expenses related to intangible assets or write-offs of assets or goodwill, any of which could adversely affect our results of operations and harm our business.

If we are unable to protect our intellectual property rights, we may not be able to compete successfully and our business may be harmed materially.

Our ability to compete successfully depends in part on our ability to protect our intellectual property and proprietary rights. We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights, all of which provide only limited protection. Currently, we possess a limited number of issued patents covering only a portion of our service offerings and products. We can provide no assurance that our pending patent applications will be allowed or that our issued patents, and any future patents we obtain, will provide us with the protection that we seek. Our existing and any future patents may be successfully challenged by and held invalid and unenforceable against third parties or narrowed in scope.

We do not know whether the steps we have taken will deter unauthorized use of our technology and monitoring unauthorized use of our technologies or possible infringement of our rights is difficult and costly. Even if we identify unauthorized use or possible infringement, enforcement of our intellectual property rights is time consuming and costly and ultimately depends on whether the legal actions we bring against infringers are successful. The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in technology-related industries are uncertain and still evolving. For this reason, any infringement claims we bring may not succeed, even if our rights have been infringed. Despite our efforts to establish and protect our intellectual property rights, unauthorized persons may be able to copy, reverse engineer or otherwise use some of our technology.

We believe that our proprietary technology provides us a competitive advantage by enabling us to offer solutions and services that are superior to those offered by our competitors. If we are unable to protect our intellectual property and proprietary rights adequately, our competitors could use proprietary technology we have developed to enhance their own products and services or replicate ours, which could reduce or eliminate our competitive advantage and materially harm our business.

Additionally, effective patent, trademark, service mark, copyright and trade secret protection may not be available or as robust in every country in which our solutions are available. As a result, we may not be able to effectively prevent competitors outside the United States from infringing or otherwise misappropriating our intellectual property rights, which could impair our ability to compete internationally.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties, including some of our competitors, may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. Much of our business relies on, and many of our products incorporate, proprietary technologies of third parties, and we may not be able to obtain, or continue to obtain, licenses from such third parties on reasonable terms. As our business expands and the number of products and competitors in our markets increases and overlaps occur, we expect that infringement claims may increase in number and significance. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we currently have a limited portfolio of issued patents, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Some of our competitors or other third parties may have been more aggressive than us in applying for or obtaining patent protection for innovative proprietary technologies, both in the United States and internationally. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or services. We might also be required to seek a license for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements, any of which could materially and adversely affect our business and results of operations.

Some of our software may be derived from “open source” software and, as such, subject to restrictions limiting its use or our ability to protect our intellectual property rights thereto.

Some of our software may be derived from so-called “open source” software that is made generally available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License, that impose certain obligations on us in the event we were to make available derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, or license such derivative works under a particular type of license, rather than the forms of license customarily used to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the applicable licenses for open source software, in the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public or stop distribution of that work.

Impairment analyses of property and equipment and intangible assets may result in charges, which may be significant.

GAAP requires us to evaluate finite-lived property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In fiscal 2009, our results of operations were adversely affected by a charge of $2.1 million for the impairment of property and equipment. The most likely cause of impairment of the types of property and equipment we own result from the obsolescence of such equipment due to technological advances requiring us to replace such equipment. If we conclude that there is significant impairment of our property and equipment or intangible assets as a result of any impairment analysis, we would be required to record corresponding non-cash impairment charges, which could negatively and materially affect our operating results and the market price of our common stock.

The increased costs and expenses that we will incur to comply with the laws and regulations applicable to public companies will be significant and could make it more difficult for us to sustain profitability.

As a public company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance and internal controls requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs substantially and to make some activities more time-consuming and costly. We also expect that, as a public company, it will be more expensive for us to obtain director and officer liability insurance and that it may be more difficult and more expensive for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. We expect these costs to be significant and could make it more difficult for us to sustain profitability.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could limit our ability to effectively manage our business, reduce investors’ confidence in our reported results and cause a decline in our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors. We expect both we and our independent auditors will be testing our internal controls in connection with the audit of our financial statements for the year ending June 30, 2012 and, as part of that testing, may identify areas for further attention and improvement. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could limit our ability to effectively manage our business, reduce investors’ confidence in our reported results and cause a decline in our stock price.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

We have historically paid minimal income taxes due primarily to our net operating losses, or NOLs. As of June 30, 2010, we had $98.1 million of NOL carryforwards available to offset future U.S. taxable income. However, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Stock sales by our existing stockholders during or after completion of this offering may trigger an ownership change under Section 382, resulting in limitations on the amount of the NOLs we can utilize in any particular year. We currently expect that, upon or shortly after completion of this offering, Section 382 may limit the amount of NOLs that we may use to offset U.S. taxable income in any fiscal year.

We are highly dependent on our management team and will need to attract and retain additional qualified personnel to grow our business in the United States and internationally. The loss of one or more members of our management or our inability to attract and retain qualified personnel could inhibit our ability to grow and adversely affect our business.

Our success and future growth depend on the skills, working relationships and continued services of our management team. The loss of our Executive Chairman, Chief Executive Officer or other senior executives would adversely affect our business. We do not maintain key-man insurance coverage on any of the members of our management team. Our future success also will depend on our ability to attract, retain and motivate highly skilled network engineers, software developers, sales personnel, and technical support and product development personnel in the United States and internationally. All of our employees work for us on an at-will basis. Competition for these types of personnel is intense. Any inability to attract or retain qualified personnel in the United States or internationally could inhibit our growth and adversely affect our business.

Our operations in international markets involve inherent risks that we may not be able to control.

We do business in 49 countries. Accordingly, our results could be materially and adversely affected by a variety of uncontrollable and changing factors relating to international business operations, including:

•	macroeconomic conditions adversely affecting geographies where we do business;

•	foreign currency exchange rates;

•	political or social unrest or economic instability in a specific country or region;

•	higher costs of doing business in foreign countries;

•	infringement claims on foreign patents, copyrights or trademark rights;

•	difficulties in staffing and managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements and intellectual property rights through foreign legal systems;

•	legal and regulatory requirements, which could affect our ability to provide or obtain services in various countries;

•	adverse tax consequences;

•	military conflict, terrorist activities, natural disasters and medical epidemics; and

•	our ability to recruit and retain channel partners in foreign jurisdictions.

Risks Related to our Industry

Our industry is intensely competitive and if we do not compete successfully, we could experience a decline in revenue or suffer losses.

The market for our services and solutions is intensely competitive and characterized by continuous technological change, and we expect competition to intensify significantly in the future. Our competitors include a variety of communication service providers and system integrators. We compete with the enterprise solutions business units of established network telecommunications companies such as Verizon Business, AT&T, British Telecom, Tata Communications and Global Crossing, and global system integrators such as IBM, Dell/Perot Systems and HP/EDS, all of whom provide, or are capable of providing, products and services that are competitive with ours. To date, we have grown our business by targeting medium to large global enterprises who cannot currently obtain from these larger competitors the mix of product solutions and the high level of customer service and responsiveness that we offer. As the competition among our larger competitors intensifies, they may decide to expand their focus by directing more effort and resources toward our profile customers and may begin to offer our existing and potential customers a higher and more competitive level of service. If we are unable to continue to distinguish ourselves by the breadth and quality of the services we provide, our business could suffer materially.

Many of our existing and potential competitors have longer operating histories, greater brand recognition and significantly greater financial, technical, sales, marketing and other resources than we have, which may make it more difficult for us to compete. For example, our competitors may commence or intensify price competition at any time, including shortly after we complete this offering and, because many of these competitors have greater resources or alternative sources of revenue, they may be able to sustain this price competition indefinitely. In addition, we expect our various communications competitors to devote considerable resources to improve the performance of their current products and to develop and introduce new communications products, software, services and technologies. Technological changes, such as the use of wireless or other network access connections in place of the access lines we lease from local service providers, could render aspects of the technology we employ suboptimal or obsolete and provide a competitive advantage to new or larger competitors who can capitalize on these opportunities more quickly and easily. In certain countries, including the United Arab Emirates, China, India, Sweden, Singapore, New Zealand, Portugal and Thailand, companies with which we compete may be government owned, sponsored or supported, which may place us at a competitive disadvantage. For example, governments in these countries may require us to be regulated or may determine not to provide us with a necessary license.

Our ability to compete successfully depends upon our ability to continue to provide customers with a superior user experience founded on the quality and reliability of our solutions and services, as well as our ability to successfully develop enhancements to existing solutions and new solutions that effectively address our customers’ rapidly evolving needs. If we are unsuccessful in this regard for any reason, our business will suffer.

New entrants employing IP and MPLS technologies and improvements in quality of service of IP technology provided over the public Internet could increase competition.

Our success is based partly on our use of IP technology to provide communications services over a secure private network and with sophisticated software solutions. Other IP-based communication providers could enter the market. Networks using IP technology can be deployed with less capital investment than traditional networks. Although we believe the software services we provide in our solutions provide us competitive advantages, our business model of leasing capacity, leasing space at data centers and leasing local access lines to connect with customers only after securing a contractual commitment with such customers could be replicated by competitors. As a result, there are limited barriers to entry in this market, and it may be easier for new entrants to emerge and for other competitors to introduce competitive solutions. Increased competition may require us to lower our prices or increase our operating expenses and may make it generally more difficult for us to retain our existing customers or add new customers.

We do not believe we currently face competition from service providers who use the public Internet to transmit communications traffic, as these providers generally do not provide the level and quality of service typically demanded by the business customers we serve. However, future advances in IP technology may enable these providers to offer an improved level and quality of service to business customers over the public Internet and with lower costs than using a private network. This development could result in increased price competition and may adversely affect our business, results of operations and financial condition.

We are subject to regulation that could change or otherwise impact us in an adverse manner.

Our services are subject to regulation at the federal, state, and local levels. These regulations affect our business and our existing and potential competitors. In addition, both the Federal Communications Commission, or FCC, and certain state regulatory authorities require us to file periodic reports, pay various regulatory fees and assessments, and to comply with their regulations, and such compliance can be costly and burdensome and may affect the way we conduct our business. Further, the current regulatory landscape is subject to change through judicial review of current legislation and rulemaking by the FCC. The FCC regularly considers changes to its regulatory framework and fee obligations. Changes in current regulation may make it more difficult to obtain the approvals necessary to operate our business, significantly increase the regulatory fees to which we are subject, or have other adverse effects on our future operations.

We cannot predict when or how the FCC may change rules pertaining to the application of Universal Service Fund fees against the services we provide. Should the FCC rule that all MPLS services be classified as “interstate telecommunications” services and apply this ruling on a retroactive basis, we could be required to remit payment, including possible penalties and interest, for underreported USF fees commencing October 1, 2009, as well as $5.9 million in USF refunds from amended USF filings relating to prior periods. Because our ability to bill customers and collect underreported USF pertaining to prior periods would be limited, future operating results would likely be adversely impacted by such a ruling. However, based on our interpretation of the FCC rules pertaining to the application of USF against MPLS services and the similar USF application practices of many of our competitors, we believe the risk of receiving such an unfavorable ruling associated with our change in USF application methodology is remote. See “Business—Government Regulation—Change in USF Application Methodology.”

Unfavorable general economic conditions in the United States and abroad could negatively impact our operating results and financial condition.

Unfavorable general economic conditions negatively affect our business. Although it is difficult to predict the impact of general economic conditions on our business, these conditions could adversely affect the affordability of our services, and could cause customers to delay or forgo purchases of our services. These circumstances could cause our revenue to decline. Also, our customers may not be able to obtain adequate access to credit, which could affect their ability to purchase our services or make timely payments to us. The current economic conditions, the federal stimulus package, and other proposed spending measures may lead to inflationary impacts on our operating expenses. This could harm our margins and profitability if we are unable to increase prices or reduce costs sufficiently to offset the effects of inflation in our cost base. For these reasons, among others, if challenging economic conditions persist or worsen, our operating results and financial condition could be adversely affected.

We may not be able to sustain our profitability.

We reported income before taxes of $3.7 million, $3.1 million and $8.7 million for each of the fiscal years ended June 30, 2008, 2009 and 2010, respectively. We incurred losses before taxes in all prior fiscal years since our inception. We reported an accumulated deficit of $81.2 million as of June 30, 2010. We may incur losses again and cannot assure you that we will be profitable in the future or that, if we are, we will be able to sustain our profitability. We believe that our profitability will depend, among other factors, on our ability to:

•	generate sustained revenue growth through sales to new and existing customers; and

•	manage the costs of our business, including the costs associated with maintaining and developing our network, software solutions, customer support and services, and local access costs.

Terrorism and natural disasters could adversely impact our business.

The ongoing threat of terrorist activity and other acts of war or hostility have had, and may continue to have, an adverse effect on business, financial and general economic conditions. Effects from these events and any future terrorist activity may increase our costs due to the need to provide enhanced security, which would adversely affect our business and results of operations. Terrorist activity could damage or destroy our network infrastructure and may adversely affect our ability to attract and retain customers and raise capital. We are also susceptible to other catastrophic events such as major natural disasters, extreme weather, fires or similar events that could affect our headquarters and network operations center, other offices, and infrastructure, all of which could adversely affect our business.

Risks Related to this Offering and Ownership of our Common Stock

The concentration of our capital stock upon the completion of this offering will limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5% or greater stockholders and entities affiliated with them will together beneficially own approximately     % of our common stock following this offering, or     % if the underwriters exercise their over-allotment option in full. This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Such stockholders acting together will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile and you could lose all or part of your investment.

Before this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares of our common stock will be determined by negotiations among us, the selling stockholders and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, including, but not limited to, those described in this “Risk Factors” section, some of which are beyond our control. Factors affecting the trading price of our common stock will include:

•	variations in our operating results or in expectations regarding our operating results;

•	variations in operating results of similar companies;

•	announcements of technological innovations, new solutions or enhancements, strategic alliances or agreements by us or by our competitors;

•	announcements by competitors regarding their entry into new markets, and new product, service and pricing strategies;

•	marketing and advertising initiatives by us or our competitors;

•	the gain or loss of customers;

•	threatened or actual litigation;

•	major changes in our board of directors or management;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any research analyst that follows our common stock;

•	market conditions in our industry and the economy as a whole;

•	the overall performance of the equity markets;

•	sales of our shares of common stock by existing stockholders;

•	volatility in our stock price; and

•	adoption or modification of laws and regulations applicable to our business.

In addition, the stock market in general, and the market for technology and communications companies, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may harm the market price of our common stock regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Moreover, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and our resources, whether or not we are successful in such litigation.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of outstanding options after September 30, 2010. The shares sold in this offering will be immediately tradable without restriction. Of the remaining shares:

•	shares will be eligible for sale immediately upon completion of this offering;

•	shares will be eligible for sale beginning 90 days after the date of this prospectus; and

•

             shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act.

The lock-up agreements expire 180 days after the date of this prospectus, except that the 180-day period may be extended by up to 34 additional days under certain circumstances. See “Underwriting—No Sales of Similar Securities.” Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Following this offering, holders of     % of our common stock not sold in this offering will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rule 144 and Rule 701.

After the closing of this offering, we intend to register approximately              shares of common stock that have been issued or reserved for future issuance under our stock incentive plans. Of these shares,              shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

Because our initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

We expect the initial public offering price of our common stock to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $             per share, the difference between the price you pay for our common stock and its pro forma as adjusted net tangible book value after the completion of this offering. Furthermore, investors purchasing common stock in this offering will own only approximately     % of our shares outstanding after the completion of this offering even though they will have contributed     % of the total consideration received by us in connection with our sales of common stock. After this offering, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our stock option plans or otherwise. We intend to opportunistically pursue strategic acquisitions. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. Following the completion of this offering, we may issue              shares of our common stock without any action or approval by our stockholders. Any issuance of shares in connection with our acquisitions, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds of this offering. We intend to use net proceeds of this offering primarily for capital expenditures, working capital and other general corporate purposes. We may also use a portion of the net proceeds for the future acquisition of businesses that could enhance our sales footprint or broaden our product and service offerings. We cannot specify with certainty how we will apply these net proceeds and our use of the net proceeds of this offering may not increase the value of your investment.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

We expect that our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the completion of this offering, will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	not providing for cumulative voting in the election of directors;

•	authorizing our board of directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	prohibiting stockholder action by written consent; and

•	requiring advance notification of stockholder nominations and proposals.

These and other provisions we expect to be included in our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the completion of this offering, and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock may be affected by research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and the terms of our credit facility currently restrict our ability to pay dividends. If we do not pay cash dividends, you could receive a return on your investment in our common stock only if the market price of our common stock has increased when you sell your shares. The market price for our common stock after this offering might not exceed the price you pay for our common stock in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Executive Compensation.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the expectation of any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties and risks, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market opportunity, size and growth rates, that are based on industry publications, reports and forecasts, including those generated by Infonetics Research and International Data Corporation, independent market research firms, and on assumptions that we have made that are based on that data. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. With respect to information contained in industry publications, we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, but we have not independently verified the data and cannot guarantee its accuracy or completeness. While we believe the market opportunity and market size information included in this prospectus is based on reasonable assumptions, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future development of the industry in which we operate and the markets we serve are necessarily subject to a high degree of uncertainty and risk, including those described in “Risk Factors.”

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus that are not defined under GAAP, including EBITDA and Adjusted EBITDA. We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA, excluding, when applicable, asset impairment charges, stock-based compensation expense, and other income (expense), net, consisting of foreign currency impacts on transactions and gains and losses on the disposal of property and equipment.

We use Adjusted EBITDA to evaluate our operating performance and this non-GAAP financial measure is among the primary measures used by management for planning and forecasting for future periods. By excluding the impact of expenses that may vary from period to period without any correlation to underlying operating performance, we believe we are able to gain a clearer view of the operating performance of our business. We believe the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view our results in the same manner as management and makes it easier to compare our results with the results of other companies that have different financing and capital structures.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, net income (loss) or any other measure of our performance reported in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. For example, Adjusted EBITDA (i) does not reflect capital expenditures or contractual commitments, (ii) does not reflect changes in, or cash requirements for, our working capital needs, (iii) does not reflect interest expense, or the cash requirements necessary to service interest payments, on debt, (iv) does not reflect income taxes and (v) does not consider the costs or potentially dilutive impact of issuing equity-based compensation. We compensate for the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same manner.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $            million. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital. We may also use a portion of the net proceeds for the future acquisition of businesses that could enhance our sales footprint or broaden our product and service offerings. We have no agreements or commitments for any specific acquisition at this time.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Pending use of the proceeds from this offering, we intend to invest the proceeds in short-term, interest-bearing investment grade securities.

DIVIDEND POLICY

We have never paid dividends on our common stock and we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. In addition, in the event we were to borrow funds under our credit facility, the terms of our credit facility currently restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2010 on:

•	an actual basis;

•

a pro forma basis to reflect (i) the             -for-            reverse stock split of our common stock to be effected prior to the completion of this offering and (ii) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering; and

•

a pro forma as adjusted basis to reflect (i) the pro forma adjustments contemplated in the preceding bullet and (ii) our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the front cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	Pro Forma		Pro Forma As Adjusted
(in thousands except per share amounts, unaudited)
Cash and cash equivalents and short-term investments	$11,385		$11,385	$

Stockholders’ equity:
Series A-1 convertible, redeemable preferred stock, $0.001 par value, 10,000 authorized, 8,925 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	9
Common stock, $0.001 par value per share, 16,100 shares authorized, 4,022 issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	4
Additional paid-in capital	129,977
Accumulated deficit	(78,600)
Accumulated other comprehensive income	(395)

Total stockholders’ equity	$50,995	$		$

Total capitalization	$62,380	$		$

The number of pro forma and pro forma as adjusted shares of common stock shown as issued and outstanding in the table are based on the number of shares of our common stock outstanding as of September 30, 2010 and excludes:

•

2,614,332 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 under our 2001 Stock Option/Stock Issuance Plan, with a weighted average exercise price of $4.12 per share;

•

704,526 shares of common stock reserved for future issuance under our 2010 Incentive Compensation Plan, which will become effective in connection with this offering (including 204,526 shares of common stock reserved, as of September 30, 2010, for future issuance under our 2001 Stock Option/Stock Issuance, which shares will be added to the shares reserved under our 2010 Incentive Compensation Plan, upon its effectiveness); and

•	356,531 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010, with a weighted average exercise price of $3.76 per share.

A $1.00 increase (decrease) in the assumed initial public offering price would result in an approximately $            million increase (decrease) in each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization.

DILUTION

As of September 30, 2010, our pro forma net tangible book value was approximately $51.0 million, or $3.94 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our liabilities, divided by the shares of common stock outstanding at September 30, 2010 after giving effect to (i) the             -for-            reverse stock split of our common stock to be effected prior to the completion of this offering and (ii) the conversion of all outstanding shares of our convertible preferred stock into 8,925,277 shares of common stock effective upon the completion of this offering.

Our pro forma as adjusted net tangible book value at September 30, 2010 would have been $            million, or $            per share of common stock after giving effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the front cover of this prospectus. Our pro forma as adjusted net tangible book value (i) reflects the pro forma adjustments contemplated in the preceding paragraph and (ii) also assumes the deduction of the underwriting discount and estimated offering expenses payable by us.

This represents an immediate increase in net tangible book value of $            per share to existing stockholders and an immediate dilution in net tangible book value of $            per share to purchasers of common stock in this offering.

The following table illustrates this dilution:

Assumed initial offering price per share	$
Pro forma net tangible book value per share as of September 30, 2010		3.94
Increase per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Net tangible book value dilution per share to new investors in this offering	$

If all our outstanding options and warrants had been exercised, our pro forma net tangible book value as of September 30, 2010 would have been $63.1 million, or $3.97 per share, and the pro forma as adjusted net tangible book value after this offering would have been $            million, or $            per share, causing dilution to new investors of $            per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $            , the midpoint of the price range set forth on the front cover of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

The calculations in the foregoing table are based on              shares of our common stock as of September 30, 2010 and exclude:

•

2,614,332 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 under our 2001 Stock Option/Stock Issuance Plan, with a weighted average exercise price of $4.12 per share;

•

704,526 shares of common stock reserved for future issuance under our 2010 Incentive Compensation Plan, which will become effective in connection with this offering (including 204,526 shares of common stock reserved, as of September 30, 2010, for future issuance under our 2001 Stock Option/Stock Issuance, which shares will be added to the shares reserved under our 2010 Incentive Compensation Plan, upon its effectiveness); and

•	356,531 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2010, with a weighted average exercise price of $3.76 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following sets forth selected consolidated financial data derived from (a) our audited consolidated statements of operations for the fiscal years ended June 30, 2008, 2009 and 2010 and our audited consolidated balance sheets as of June 30, 2009 and 2010, which are included elsewhere in this prospectus, (b) our audited consolidated statements of operations for the fiscal years ended June 30, 2006 and 2007 and our audited consolidated balance sheets as of June 30, 2006, 2007 and 2008, which are not included in this prospectus, and (c) our unaudited consolidated financial statements as of and for the three-month periods ended September 30, 2009 and 2010, which are included elsewhere in this prospectus. The unaudited consolidated financial statements as of and for the three-month periods ended September 30, 2009 and 2010 have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, include all adjustments, consisting of normal accruals, necessary for the fair presentation of our financial condition as of such dates and our results of operations for such periods. Our results of operations for the three months ended September 30, 2010 are not necessarily indicative of the results of operations that may be achieved for the entire year.

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and accompanying notes, the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended June 30,					Three Months Ended September 30,
	2006	2007	2008	2009	2010	2009	2010
(in thousands, except per share data)						(unaudited)
Consolidated Statement of Operations Data:
Revenue:
Customer services	$45,016	$69,508	$86,850	$98,159	$98,869	$24,132	$26,776
Universal Service Fund fees	3,353	4,526	6,063	6,549	(1,331)	1,765	986

Total revenue	48,369	74,034	92,913	104,708	97,538	25,897	27,762

Operating expenses:
Cost of services	33,362	44,479	54,775	60,434	51,394	14,636	14,839
Selling, general and administrative	20,698	25,592	29,781	31,109	31,472	7,704	8,452
Depreciation	2,234	3,776	4,343	7,857	5,783	1,313	1,673
Impairment of property and equipment	833	—	—	2,107	—	—	—

Total operating expenses	57,127	73,847	88,899	101,507	88,649	23,653	24,964

Operating income (loss)	(8,758)	187	4,014	3,201	8,889	2,244	2,798
Interest expense, net	(570)	(616)	(289)	(60)	(34)	(10)	(11)
Other income (expense), net	9	(8)	4	(42)	(203)	(128)	(42)

Income (loss) before income taxes	(9,319)	(437)	3,729	3,099	8,652	2,106	2,745
Income tax (expense) benefit	—	—	—	—	13,643	—	(107)

Net income (loss)	$(9,319)	$(437)	$3,729	$3,099	$22,295	$2,106	$2,638

Net income (loss) attributable to common stockholders	$(2,907)	$(131)	$1,123	$953	$6,902	$647	$820

Net income (loss) per share attributable to common stockholders:
Basic	$(.76)	$(0.03)	$.29	$.24	$1.72	$.16	$0.20
Diluted	$(.76)	$(0.03)	$.25	$.24	$1.65	$.16	$0.18
Weighted average common shares used in computing net income (loss) per share attributable to common stockholders:
Basic	3,805	3,819	3,840	3,962	4,002	3,962	4,023
Diluted	3,805	3,819	4,492	4,049	4,193	4,045	4,479

	Year Ended June 30,					Three Months Ended September 30,
	2006	2007	2008	2009	2010	2009	2010
(in thousands, except per share data)						(unaudited)
Pro forma net income per share attributable to common stockholders (unaudited) (1):
Basic					$1.72		$0.20
Diluted					$1.70		$0.20
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited) (2) :
Basic					12,928		12,948
Diluted					13,119		13,404

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$(5,114)	$4,194	$10,655	$16,039	$12,394	$1,980	$1,687
Net cash used in investing activities	(3,348)	(2,702)	(6,807)	(8,189)	(11,196)	(2,326)	(3,268)
Net cash provided by (used in) financing activities	(357)	(5,582)	(3,007)	(1,001)	231	—	2

Other Financial Data (unaudited):
Adjusted EBITDA (3)	$(5,691)	$4,072	$8,908	$13,883	$15,105	$3,671	$4,597
Capital expenditures (4)	5,586	6,190	7,001	8,238	10,697	2,326	3,268

	As of June 30,					As of September 30,
	2006	2007	2008	2009	2010	2009	2010
(in thousands)						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,298	$3,360	$4,199	$10,882	$12,378	$10,452	$10,885
Working capital	1,324	369	(556)	4,996	14,956	6,035	15,997
Total assets	32,485	32,197	36,099	39,828	68,467	40,958	70,826
Long-term debt, including current portion (5)	6,012	3,923	1,016	—	—	—	—
Total liabilities	14,644	14,407	13,888	14,455	20,324	13,450	19,831
Total stockholders’ equity	17,841	17,790	22,211	25,373	48,143	27,508	50,995

(1)	Pro forma net income per share represents net income divided by the pro forma weighted average shares outstanding as though the conversion of our convertible preferred stock into common stock occurred on the original dates of issuance.

(2)	Pro forma weighted average shares outstanding reflects the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

(3)	We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization (EBITDA), excluding, when applicable, asset impairment charges, stock-based compensation expense and other (income) expense, net, consisting of foreign currency impacts on transactions and gains and losses on the disposal of property and equipment.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended June 30,					Three Months Ended September 30,
	2006	2007	2008	2009	2010	2009	2010
(in thousands, unaudited)
Net income (loss)	$(9,319)	$(437)	$3,729	$3,099	$22,295	$2,106	$2,638
Interest expense, net	570	616	289	60	34	10	11
Income tax expense (benefit)	—	—	—	—	(13,643)	—	107
Depreciation	2,234	3,776	4,343	7,857	5,783	1,313	1,673

EBITDA	(6,515)	3,955	8,361	11,016	14,469	3,429	4,429
Impairment of property and equipment	833	—	—	2,107	—	—	—
Stock-based compensation expense	—	109	551	718	433	114	126
Other (income) expense, net	(9)	8	(4)	42	203	128	42

Adjusted EBITDA	$(5,691)	$4,072	$8,908	$13,883	$15,105	$3,671	$4,597

EBITDA and Adjusted EBITDA are not defined under GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered in isolation or as alternatives to net income (loss) or any other measures of our performance reported in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity. See “Special Note Regarding non-GAAP Financial Measures.”

(4)	Represents purchases of property and equipment, including equipment obtained under notes payable.

(5)	Includes notes payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to our plans, estimates, beliefs and anticipated future financial performance. These statements involve risks and uncertainties and our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Industry Data” and elsewhere in this prospectus.

Overview

We provide managed, secure virtualized network services to enterprises that have complex IT needs across multiple locations. Our integrated network and software solutions enable our customers to seamlessly deploy and manage video, voice and other data applications on a global basis. As of September 30, 2010, we served approximately 3,900 customer locations across 49 countries, representing most major industry verticals, including financial and professional services, health care, entertainment, broadcasting, hospitality and manufacturing.

We utilize an integrated sales model pursuant to which our sales force sells directly to end users or in combination with a channel partner. Our channel partners, which consist of systems integrators, value-added resellers, agents and referral partners, often have business relationships with prospective customers and, in many cases, provide products and services that complement our own services. A significant number of our new customers are generated by referrals from our channel partners, with approximately 93% of new customer bookings and 74% of total bookings in fiscal 2010 generated by leads from our channel partners. Sales agents, SIs and referral partners are compensated on a success-basis, receiving monthly residual commission payments based on a percentage of the customer services revenue received from customers identified by them. VARs do not receive any payments from us, but instead resell our services and markup our fees when billing to end users.

We primarily compete with the enterprise solutions business units of global telecommunications service providers, including AT&T, Verizon Business, British Telecom, Global Crossing and Tata Communications, and global systems integrators, including IBM, Dell/Perot Systems and HP/EDS. The key differentiators that enable us to compete effectively with these larger competitors include our purpose-built network platform, proprietary embedded software, end-to-end quality of service and an overall customer experience that we believe exceeds that available from other providers.

In fiscal 2009 and 2010, our operating results were affected by the global economic recession, which started in the second half of calendar year 2008 (the first half of our fiscal 2009) and continues to affect many enterprises. Many of our current and prospective customers responded to the financial and credit crisis and general macroeconomic uncertainty by consolidating their operations, reducing IT expenses and suspending or delaying new IT initiatives. These conditions negatively impacted our customer bookings for approximately four quarters starting in the second quarter of fiscal 2009 and increased average monthly churn over historical levels for approximately four quarters beginning in the fourth quarter of fiscal 2009. We responded by emphasizing the acquisition of new customers and more closely managing our operating expenses to ensure continuing growth in our profitability and cash flows. These initiatives contributed to a significant increase in customer bookings and modest improvements in customer services revenue and Adjusted EBITDA in fiscal 2010 as compared to fiscal 2009. Additionally, improving trends in average monthly churn beginning in the fourth quarter of fiscal 2010 contributed to improvements in customer services revenue, operating income, Adjusted EBITDA and net income for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009. We believe we are well positioned to continue to add new customers, sell additional services to existing customers and increase customer services revenue as global economic conditions continue to improve.

We were founded in August 2000 and we began generating revenue in fiscal 2002. From inception through February 2006, we raised approximately $122 million in cash proceeds from the issuance of preferred stock. These funds were used for the build-out of our network, development of certain intellectual property and expansion of our operations. Since the fourth quarter of fiscal 2007, we have funded our operations principally with cash provided by operating activities. We had no debt outstanding and $10.9 million of cash and cash equivalents at September 30, 2010.

Key Performance Indicators

Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include:

•	customer bookings,

•	average monthly churn rates,

•	customer services revenue,

•	gross margins,

•	operating costs,

•	net income, and

•	Adjusted EBITDA.

After completion of this offering, we will also use net income per common share as a key performance indicator for our business.

Customer bookings are calculated as the total monthly value of qualified customer service orders received during the period less the total monthly value of any service orders that were cancelled during the same period. In order to qualify as a booking, customer service orders must include a minimum one-year service term and a defined service implementation schedule, and may not be subject to any contingencies. Customer bookings are a key indicator of future customer service installations and ultimately customer services revenue. We use customer bookings to evaluate the performance of our sales organization and channel partners and to forecast future customer services revenue.

Average monthly churn rate, which is expressed as a percentage, is calculated as recurring fixed monthly fees associated with customer locations disconnected during a period divided by our total recurring customer services revenue during that same period. We monitor and evaluate our churn rates to better understand the reasons customers cancel services and to forecast future customer services revenue.

The following table sets forth customer bookings and average monthly churn data for the periods indicated:

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(unaudited)
Customer bookings, in thousands	$2,529	$2,123	$2,789	$572	$752
Average contract term of customer bookings, in months (1)	25.5	26.3	28.4	28.3	29.0
Average monthly churn rate	1.6%	1.6%	1.9%	2.3%	1.0%

(1)	For customer service orders received during the period, calculated as the total recurring fixed monthly fees to be paid over the initial term divided by the total monthly value of those service orders.

We evaluate customer services revenue by product, customer and whether the revenue is recurring or non-recurring. Although we track our revenue by geographical location for statutory reporting purposes, we currently do not allocate resources or make management decisions based on geography. We evaluate customer services revenue performance by comparing our results to our operating budget, management forecasts and prior period performance.

We evaluate gross margins, operating costs, net income and Adjusted EBITDA in a similar manner by comparing our actual results against our operating budget, management forecasts and prior period performance. In addition, by deducting capital expenditures from Adjusted EBITDA, we are able to further assess the impact of our results of operations on our liquidity.

We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) before interest, income taxes, depreciation and amortization, excluding, when applicable, asset impairment charges, stock-based compensation expense and other (income) expense, net, consisting of foreign currency impacts on transactions and gains and losses on the disposal of property and equipment. For a further discussion of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to net income (loss), see “—Reconciliation of Quarterly Non-GAAP Financial Measures” and “Special Note Regarding Non-GAAP Financial Measures.”

In addition to the foregoing key indicators, we also monitor our performance in the following areas:

•	customer contract renewals and customer satisfaction survey results;

•	status of new service installations and bookings backlog;

•	customer service statistics, including network availability, NOC inbound calls and NOC trouble tickets;

•	the achievement of target milestones of our product and software development activities; and

•	the progress and impact of strategic initiatives.

Components of our Results of Operations

Revenue

Customer services. Our customer services revenue includes recurring revenue and non-recurring and other revenue. Most of our customer services revenue is recurring revenue from fixed monthly fees paid under customer service contracts, with a smaller portion consisting of recurring revenue from usage fees paid based on actual customer usage of our network. The fixed monthly fees are typically comprised of a local access charge to connect the customer’s location to our network and a service fee, or port charge, that covers all other costs and expenses of our services. We base our monthly fees on the customer’s geographic location, the underlying access technology deployed and the customer’s subscribed level of bandwidth. Customers that desire enhanced video or voice quality of service levels pay an additional monthly fee. The initial term of a customer contract typically ranges between two and three years, with an average initial contract length of 28.4 months for new customer service contracts entered into during fiscal 2010.

The other component of our customer services revenue is non-recurring and other revenue from sales of customer premise equipment, early cancellation fees and tax and regulatory compliance fees. We also defer non-recurring service activation fees, which are amortized over the initial term of each contract.

The following table sets forth the major components of customer services revenue for the periods indicated:

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(in thousands)				(unaudited)
Customer services revenue:
Recurring revenue	$81,585	$92,167	$93,247	$22,720	$25,528
Non-recurring and other revenue	5,265	5,992	5,622	1,412	1,248

Total customer services revenue	$86,850	$98,159	$98,869	$24,132	$26,776

(as a percentage of total customer services revenue)
Customer services revenue:
Recurring revenue	93.9%	93.9%	94.3%	94.1%	95.3%
Non-recurring and other revenue	6.1	6.1	5.7	5.9	4.7

Total customer services revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Universal Service Fund fees. We are required to support and contribute to the Universal Service Fund in the United States. The FCC rules pertaining to the application of the USF for MPLS services are subjective, and we historically collected and remitted USF fees on virtually all services provided to customer locations in the United States. After evaluating competitor USF billing practices pertaining to MPLS services, we implemented a change in USF billing methodology in October 2009 to charge USF fees only on telecommunications services, which generally are comprised of local access and voice charges. This change in USF billing methodology reduced USF fee revenue. We also later revised our previous USF filings from 2009 and 2010 to reflect this change, resulting in USF refunds of $5.9 million, which we intend to refund to customers in the future. These reductions in USF fee revenue resulted in identical reductions in USF fee costs included within cost of services.

Expenses

Cost of services. Cost of services includes all expenses related to the operation of our network platform other than maintenance costs and depreciation expense on our network equipment. Cost of services include access costs, backbone and data center expenses, Internet and voice usage, customer premise equipment sold to customers, and certain telecommunications taxes and fees. We lease cabinets in data centers located in major cities around the globe to house our network equipment, which we also refer to as network hubs. As of September 30, 2010, we had fifteen network hubs located throughout the United States, as well as four network hubs located in Europe, seven in the Asia-Pacific region and one in Canada. Most of our network hubs are leased from data center providers located in carrier-neutral facilities, which gives us the flexibility to order access circuits from multiple carriers.

Access circuits link customer locations to our nearest network hub, thus providing connectivity to our network. Access costs are the largest component of cost of services and are paid to local incumbents and regional carriers in selected countries, as well as to domestic and international wholesale carriers. The cost of access circuits are dependent on a number of factors including the distance between the customer’s location and our nearest network hub, the number of carriers with access to the customer’s location, the access technology utilized and the bandwidth of the circuit. We also defer any non-recurring installation costs and amortize them over the initial term of the customer’s contract.

Our network hubs are connected to each other via backbone links. These backbone links are high-capacity, dedicated circuits that we lease from wholesale carriers. The cost of our backbone links, as well as data center and access costs, are paid to providers on a monthly basis, but contracts for these services typically range from one year to three years. We purchase Internet access and voice services from selected providers primarily on a usage basis subject to certain contracted minimum amounts. We connect with various Internet and voice providers in selected network hubs based on customer usage patterns and network traffic optimization objectives.

Included within cost of services are USF payments collected on billed access and voice charges to customer locations in the United States. In some limited cases we are responsible for remitting payment of non-exempt taxes to our vendors, including state gross receipts tax, franchise fees and local taxes in certain jurisdictions in the United States and limited foreign local taxes that are subject to payment without recovery.

Selling, general and administrative (“SG&A”) expenses. SG&A expenses include employee-related costs, channel partner sales commissions, network and equipment maintenance, software support costs, marketing expenses, travel costs, office rent and related expenses, professional fees and non income-related taxes. Employee compensation, benefits and related costs represent the largest component of our SG&A expenses. Our SG&A expenses include both fixed and variable costs. Fixed selling expenses include employee salaries and benefits, marketing expenses and sales office rents. Variable selling costs are largely commissions paid to our sales force and channel partners. Fixed general and administrative costs include employee-related costs for IT, engineering, administrative, finance and accounting, and associated costs, such as office rent, internal network costs, legal and accounting fees, property taxes and recruiting costs. Variable general and administrative costs include the cost of services activation staff, which increases with the level of new customer installations, and NOC and billing costs, which increase with the total number of customers served. We expect certain SG&A expenses to increase after completion of this offering, including legal, accounting, investor relations and other expenses associated with public company reporting requirements.

Depreciation expense. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service. We generally depreciate network-related equipment and software and IT equipment, which represents the majority of our assets, over periods ranging from three to ten years. We depreciate furniture over seven years. The value of leasehold improvements is generally amortized over two to five years based on the shorter of the respective lease term or duration of economic benefit of the assets.

Impairment of property and equipment. We evaluate whether there has been any impairment on any of our long-lived assets if circumstances indicate that a possible impairment exists. During fiscal 2009, we upgraded some of our network hub equipment. This upgrade resulted in a non-cash impairment charge of $2.1 million relating to equipment to be retired as well as one-time, accelerated depreciation expense of $2.3 million relating to other equipment to be upgraded.

Interest expense, net. Interest expense, net consists of commitment fees and interest charges incurred under our credit facility with Comerica Bank, interest charges recognized under notes payable incurred in connection with the acquisition of certain network equipment from Alcatel-Lucent, amortization of debt discount costs and interest income earned on cash and cash equivalents, marketable securities and short-term investments. In April 2009, we repaid the full balance of our notes payable to Alcatel-Lucent.

Other income (expense), net. Other income (expense), net consists of foreign currency impacts on transactions and gains and losses on the disposal of property and equipment.

Income taxes. We have historically paid minimal income taxes due primarily to our net operating losses, or NOLs. As of June 30, 2010, we had $98.1 million of NOL carryforwards available to offset future U.S. taxable income. However, Section 382 of the Internal Revenue Code places certain limitations on the utilization of previous NOLs to offset future taxable income once a corporation undergoes an “ownership change.” Stock sales by our existing stockholders during or after completion of this offering may trigger an ownership change, resulting in limitations on the amount of NOLs we can utilize in any fiscal year. We currently expect that, upon or shortly after completion of this offering, Section 382 will limit the amount of NOLs that we may use to offset U.S. taxable income in any fiscal year.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. The preparation of our consolidated financial statements and related disclosures require us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with revenue recognition, accounts receivable, impairment of long-lived assets, stock-based compensation and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we believe the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our management’s judgments, assumptions and estimates.

Revenue Recognition and Receivables

Although most of our customer services revenue is recurring revenue derived from fixed monthly fees paid under customer service contracts, the complex nature of our services, questions over usage-based charges and varying interpretations of contractual terms can result in disputes over billing. Because of this, we defer revenue recognition until cash is collected on certain components of customer services revenue including early cancellation fees and billings for unreturned customer premise equipment. We also reserve for large, known customer billing disputes until they are ultimately resolved with the customer.

We defer non-recurring service activation fees and amortize them over the initial customer service contract term. Similarly, costs associated with these services are also deferred and amortized over the respective initial contract term. We also collect USF fees on certain services provided to customer locations in the United States, which funds affordable telecommunications services across the country. USF fees that we collect are included in revenue and cost of services.

We have established an allowance for doubtful accounts through charges to SG&A expenses. This allowance is established based on amounts we ultimately expect to collect from customers. We estimate our ability to collect customer receivables based on assumptions and other considerations, including customer payment history, credit ratings, customer financial performance, customer contract status and aging analysis. Our allowance for doubtful accounts as a percentage of gross receivables was 12.7% at June 30, 2008, 11.3% at June 30, 2009 and 8.0% at June 30, 2010. These reductions are attributable to improvements in collection activities and overall receivables management.

Cost of Services

Our cost of services include all expenses related to the operation of our network platform other than third-party maintenance costs, which are included in SG&A expenses, and depreciation expense on our network equipment. Our policy is to estimate and record access costs during the period services are provided by vendors. Because vendor invoices containing access costs are often received well in arrears of the period when service was provided, we accrue access costs based on the number of circuits in service, according to our circuit inventory system, and the contracted cost for each circuit. Upon final receipt of vendor invoices, estimated access costs are adjusted to reflect actual expenses incurred.

We perform monthly bill verification procedures to identify vendor billing errors. Our verification procedures include the examination of bills, comparing billed rates with contractual rates during the monthly close process, evaluating the trends of invoiced amounts by vendors, and reviewing the types of charges being assessed. If we believe that we are billed inaccurately, we will dispute the charge with the vendor and begin resolution procedures. We increase cost of services and record a corresponding increase to our network cost liability based on historical loss rates for the particular type of dispute. If we ultimately reach an agreement with a vendor to settle a disputed amount that is different than the corresponding accrual, we recognize the difference in the period that the settlement is finalized as an adjustment to cost of services.

Impairment of Long-lived Assets

We evaluate whether there has been any impairment on any of our long-lived assets if circumstances indicate that a possible impairment exists. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of use of the assets or our overall business and/or product strategies and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of these indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We then recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

Stock-Based Compensation

We recognize compensation expense based on the fair value of all share-based awards granted, modified, repurchased or cancelled. Our stock-based compensation is measured on the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is generally the vesting period, on a straight-line basis. The fair value of share-based awards is calculated through the use of option pricing models. These models require subjective assumptions regarding future share price volatility and the expected life of each option grant.

Since July 2008, we estimated the fair value of employee stock options on the grant date using the Black-Scholes option pricing model and the following weighted-average assumptions:

Risk-free interest rates	3.3-4.8%
Expected option life (in years)	6
Dividend yield	0%
Expected volatility	50-60%

At each stock option grant date, we utilized peer group data to calculate our expected volatility. Expected volatility was based on historical and expected volatility rates of comparable publicly traded peers. The expected life of each option grant is based on existing employee exercise patterns and our historical pre-vested forfeiture experience. The risk-free interest rate was based on the treasury yield rate with a maturity corresponding to the expected option life assumed at the grant date.

Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our consolidated financial statements.

We have typically granted stock options at exercise prices above the fair market value of our common stock as of the grant date, as determined by our board of directors on a contemporaneous basis. Given the absence of any active market for our common stock, the fair market value of the common stock underlying stock options granted was determined by our board of directors, with input from our management. In arriving at the valuation for options granted in September 2010, our board of directors and management also considered a contemporaneous third-party valuation.

Valuation of Common Stock

Since July 2008, we granted options to purchase shares of our common stock as follows:

Grant Date	Options Granted	Exercise Price Per Share	Black-Scholes Option Value Per Share	Aggregate Grant Date Option Value
(in thousands, except per share data)
July 2008	56	$5.05	$1.60	$89
October 2008	116	5.05	1.10	127
February 2009	309	5.05	0.67	207
April 2009	15	5.05	0.71	11
August 2009	231	5.05	0.70	161
October 2009	27	5.05	0.68	18
January 2010	35	5.05	0.65	22
April 2010	27	5.05	0.90	24
September 2010	225	5.32	3.05	685

July 2008 to April 2010 Valuations. For all grant dates through April 2010, we granted employees options at exercise prices greater than the fair market value of the underlying common stock at the time of grant, as determined by our board of directors on a contemporaneous basis. To determine the fair market value of our common stock, our board of directors considers many factors, including:

•	our current and historical operating performance;

•	our expected future operating performance;

•	our financial condition at the grant date;

•	the liquidation rights and other preferences of our preferred stock;

•	the lack of marketability of our common stock;

•	the potential future marketability of our common stock;

•	the business risks inherent in our business and in technology companies, generally;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

For the valuations of our common stock that we performed from July 2008 through April 2010, our management estimated our enterprise value as of the various valuation dates using a market approach. This market approach utilized the market multiple based on comparable public companies’ equity pricing and, when available, acquisition multiples from recent acquisitions of comparable companies; however, there have been a limited number of comparable transactions in recent years. Each valuation also reflects a marketability discount, resulting from the illiquidity of our common stock, as well as the liquidation preference of our Series A-1 convertible preferred stock.

Using the market multiple methodology, management determined, as of each valuation date, a range of trading multiples for a group of comparable public companies. In selecting the comparable public companies, management focused on non-incumbent, enterprise focused networking companies and IT solutions providers. For the valuations from July 2008 through August 2009, the group of comparable public companies consisted of

12 public companies that, at the time, we considered to be the most comparable to us. In October 2009, we added one additional public company to the list of comparable public companies and continued to use this list of 13 companies for each subsequent valuation through April 2010. The range of trading multiples used to estimate our enterprise value was based 50% on trailing 12 months revenue and 50% on trailing 12 months Adjusted EBITDA for the comparable companies.

The average of the last four median revenue multiples and the average of the last four median Adjusted EBITDA multiples from the range of comparable public companies were applied to our actual trailing 12 months revenue and Adjusted EBITDA, as the case may be, as of each valuation date to determine an estimated overall enterprise value for our company, which was then increased by our cash balance (net of debt, if any) to determine our total equity value. The aggregate preference of our outstanding Series A-1 preferred stock as of each valuation date was then deducted from our total equity value to estimate the aggregate value available to our common equity holders. The per share value of our common stock was estimated by dividing the resulting value by the number of diluted shares of common stock outstanding, using the treasury method. We also applied marketability discounts as considered appropriate to reflect the illiquidity of our common stock. The number of outstanding shares used in determining diluted shares of common stock outstanding included shares issuable upon the exercise of outstanding stock options and warrants to purchase Series A-1 preferred stock.

Based on the foregoing valuation methodology, our internal valuations estimated that as of July 23, 2008, October 29, 2008, February 4, 2009, February 25, 2009, April 23, 2009, August 5, 2009, October 22, 2009, January 27, 2010 and April 23, 2010, the fair market value of a share of our common stock was $3.64, $2.91, $2.26, $2.26, $2.33, $2.27, $2.26, $2.19 and $2.61, respectively.

August 2010 Valuation. In late July 2010, our board of directors instructed management to commence a formal process to pursue an IPO. This was followed by informal discussions with potential underwriters starting in late August 2010 and formal discussions in September 2010. As a result of these steps, our board of directors considered several additional factors in determining fair value, including review of a third-party valuation report from a valuation expert. The third-party valuation report determined the fair market value of our common stock using valuations based on a market approach of comparable companies and an income approach. Under the market approach, an indication of value was developed through a comparison to valuation multiples of publicly-traded companies that were deemed to be reasonably comparable to us. The income approach measured the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasted revenues and costs. We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. The enterprise values for each of these two valuation approaches were then weighted based on our estimation of the likelihood of specified scenarios, namely a sale scenario and IPO scenario.

The third-party valuation report as of August 30, 2010 determined a fair market value of our common stock of $5.32 per share on a nonmarketable basis. This report calculated our enterprise value based 50% on a market approach of comparable companies and 50% using an income approach. Our enterprise value was estimated based on the predicted likelihood and timing of potential liquidity events using non-marketability discounts ranging from 21% to 31% depending on the timing of potential liquidity events. Based on this valuation and other factors, our board of directors determined the fair market value of our common stock was $5.32 per share and approved the grant of stock options on September 7, 2010 with an exercise price of $5.32 per share.

Capitalized Software Costs

We capitalize costs to develop software for internal use incurred during the application development stage as well as costs to develop significant upgrades or enhancements to existing internal-use software. Development costs relating to customer software, including our Intelligent Network Analyst product, incurred prior to the establishment of technological feasibility are expensed as incurred to SG&A expenses. External software development costs incurred subsequent to the establishment of technological feasibility are capitalized until the software is available for general release to customers. For each software release, judgment is required to evaluate when technological feasibility has occurred. All capitalized software costs are amortized on a straight-line basis over an estimated useful life of three years.

Income Taxes

Provision for income taxes are based on the liability method, which results in income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The liability method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The liability method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

We recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. Prior to fiscal 2010, there was no liability for uncertain tax positions due to the fact that there were no material identified tax benefits that were considered uncertain positions.

We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. We evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include historical earnings, our latest forecast of taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. In fiscal 2010, based on current year income before taxes and our projections of future operating results, we concluded that it is more likely than not that a portion of the net deferred tax assets could be realized. Based on these factors, we decreased the valuation allowance by $17.5 million in June 2010.

Our effective tax rates are primarily affected by the amount of our taxable income or losses in the various taxing jurisdictions in which we operate, the amount of federal and state net operating losses and tax credits, the extent to which we can utilize these net operating loss carryforwards and tax credits and certain benefits related to stock option activity.

Results of Operations

The following table sets forth our results of operations for the specified periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

Consolidated Statements of Operations

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(in thousands)				(unaudited)
Revenue:
Customer services	$86,850	$98,159	$98,869	$24,132	$26,776
Universal Service Fund fees	6,063	6,549	(1,331)	1,765	986

Total revenue	92,913	104,708	97,538	25,897	27,762
Operating expenses:
Cost of services	54,775	60,434	51,394	14,636	14,839
Selling, general and administrative	29,781	31,109	31,472	7,704	8,452
Depreciation	4,343	7,857	5,783	1,313	1,673
Impairment of property and equipment	—	2,107	—	—	—

Total operating expenses	88,899	101,507	88,649	23,653	24,964

Operating income	4,014	3,201	8,889	2,244	2,798
Interest expense, net	(289)	(60)	(34)	(10)	(11)
Other income (expense), net	4	(42)	(203)	(128)	(42)

Income before income taxes	3,729	3,099	8,652	2,106	2,745
Income tax (expense) benefit	—	—	13,643	—	(107)

Net income	$3,729	$3,099	$22,295	$2,106	$2,638

The following table sets forth our results of operations for the specified periods as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(as a percentage of total revenue)				(unaudited)
Revenue:
Customer services	93.5%	93.7%	101.4%	93.2%	96.4%
Universal Service Fund fees	6.5	6.3	(1.4)	6.8	3.6

Total revenue	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Cost of services	59.0	57.7	52.7	56.5	53.5
Selling, general and administrative	32.0	29.7	32.3	29.7	30.4
Depreciation	4.7	7.5	5.9	5.1	6.0
Impairment of property and equipment	—	2.0	—	—	—

Total operating expenses	95.7	96.9	90.9	91.3	89.9

Operating income	4.3	3.1	9.1	8.7	10.1
Interest expense, net	(0.3)	(0.1)	(0.0)	(0.1)	(0.0)
Other income (expense), net	0.0	(0.0)	(0.2)	(0.5)	(0.2)

Income before income taxes	4.0	3.0	8.9	8.1	9.9
Income tax (expense) benefit	—	—	14.0	—	(0.4)

Net income	4.0%	3.0%	22.9%	8.1%	9.5%

Three Months Ended September 30, 2010 compared with Three Months Ended September 30, 2009

Revenue

	Three Months Ended September 30,
	2009	2010	Change	% Change
(in thousands)	(unaudited)
Revenue:
Customer services	$24,132	$26,776	$2,644	11.0%
Universal Service Fund fees	1,765	986	(779)	(44.1)%

Total revenue	$25,897	$27,762	$1,865	7.2%

Customer services revenue increased for the three months ended September 30, 2010, compared to the three months ended September 30, 2009, due to increases in customer bookings and reductions in average monthly churn during the last 12 months, which resulted in increases in both the number of customers and customer locations that we serve in comparison to the prior year period. These improvements in customer bookings and average monthly churn were attributable to improvement in global economic conditions, pent-up demand for enterprise IT initiatives and improved performance of our sales organization.

The reduction in USF fees was the result of a change in USF billing methodology implemented in October 2009 after an analysis of competitor USF billing practices. Prior to this change, we collected and remitted USF fees on virtually all services provided to customer locations in the United States. Effective October 2009, we now bill and remit USF fees only on telecommunications services, which generally are comprised of local access and voice charges. This reduction of USF fee revenue resulted in an identical reduction in USF fee costs included within cost of services.

The combination of the increase in customer services revenue coupled with the decrease in USF fees resulted in a 7.2% increase in total revenue for the three months ended September 30, 2010, compared to the three months ended September 30, 2009.

Cost of Services

	Three Months Ended September 30,
	2009	2010	Change	% Change
(in thousands)	(unaudited)
Cost of services:
Access costs	$11,135	$12,016	$881	7.9%
Infrastructure and data center costs	1,161	1,314	153	13.2%
Deferred installation and other costs	575	523	(52)	(9.0)%
Universal Service Funds costs	1,765	986	(779)	(44.1)%

Total cost of services	$14,636	$14,839	$203	1.4%

Cost of services increased during the three months ended September 30, 2010, compared to the three months ended September 30, 2009, due to the increase in number of customer locations served coupled with increases in infrastructure and data center costs. These increases were somewhat mitigated by a decrease in USF costs resulting from the change in USF billing methodology implemented in October 2009. Contributing to the increase in infrastructure and data center costs were an increase in the number of network hubs to 27 at September 30, 2010, from 24 at September 30, 2009, coupled with increased capacity added on selected backbone routes. As a percentage of total revenue, cost of services decreased to 53.5% for the three months ended September 30, 2010 from 56.5% for the three months ended September 30, 2009. This reduction as a percentage of total revenue was due to more efficient network utilization coupled with the reduction in USF costs resulting from the USF billing methodology change.

Selling, General and Administrative Expenses

	Three Months Ended September 30,
	2009	2010	Change	% Change
(in thousands)	(unaudited)
Selling, general and administrative expenses:
Employee costs, excluding stock based compensation	$5,194	$5,594	$400	7.7%
Stock-based compensation	114	126	12	10.5%
Marketing costs	149	268	119	79.9%
Other selling, general and administrative	2,247	2,464	217	9.7%

Total selling, general and administrative expenses	$7,704	$8,452	$748	9.7%

SG&A expenses increased during the three months ended September 30, 2010, compared to the three months ended September 30, 2009, primarily due to increased employee costs, including commissions paid to our internal sales representatives. The increase in employee costs was attributable to an increase in the number of employees to 158 at September 30, 2010 from 152 at September 30, 2009, coupled with increases in internal sales commissions, payroll taxes and employee training costs. The increase in commissions paid to our internal sales representatives resulted from increases in bookings and installation activity coupled with the overall increase in customer services revenue in comparison to the prior year.

Other SG&A expenses, which includes channel partner sales commissions, third-party maintenance expenses, rent and other facilities costs, professional fees, travel and entertainment costs, property and franchise taxes, FCC fees and bad debt expense, increased during the three months ended September 30, 2010 compared to the three months ended September 30, 2009. This increase was largely attributable to an increase in channel partner sales commissions resulting from an increase in the percentage of new bookings sold through channel partners and the overall increase in customer services revenue from the prior year. This increase was partially offset by decreased third-party maintenance expense, resulting from a program implemented in fiscal 2010 to self-spare certain equipment utilized in our network hubs.

Depreciation Expense

Depreciation expense increased $0.4 million, or 27.4%, to $1.7 million during the three months ended September 30, 2010 from $1.3 million during the three months ended September 30, 2009. This increase is attributable to depreciation expense on property and equipment purchases made during the last 12 months.

Interest Expense, Net

Interest expense, net was $11,000 during the three months ended September 30, 2010 and $10,000 during the three months ended September 30, 2009. Interest income and Comerica loan costs were essentially flat in both periods.

Other Income (Expense), Net

Other income (expense), net consists of foreign currency impacts on transactions and gains and losses on the disposal of property and equipment. Other expense, net decreased to $42,000 during the three months ended September 30, 2010 from $128,000 during the three months ended September 30, 2009. This decrease was primarily the result of reduced foreign exchange losses due to reduced volatility in foreign currency exchange rates.

Provision for Taxes

Other than the payment of required alternative minimum taxes, we have not incurred income taxes due to the carryforward of net operating losses. Prior to the quarter ended June 30, 2010, we historically offset all of our net deferred tax assets by a valuation allowance. However, in June 2010, based on fiscal 2010 income before taxes and our projections of future operating results, we concluded that it was more likely than not that certain of our deferred tax assets would be realizable, and therefore the valuation allowance was reduced by $17.5 million. Commencing with the three months ended September 30, 2010, we now accrue current income tax expense on a quarterly basis at our marginal effective tax rate. We also continue to monitor our cumulative NOL position and other evidence each quarter to determine the appropriateness of our deferred tax asset valuation allowance. Based on these considerations, we reduced the valuation allowance by the same amount as current U.S. income tax expense. We also accrued $107,000 of foreign income tax expense during the three months ending September 30, 2010.

Fiscal Year Ended June 30, 2010 compared with Fiscal Year Ended June 30, 2009

Revenue

	Year Ended June 30,
	2009	2010	Change	% Change
(in thousands)
Revenue:
Customer services	$98,159	$98,869	$710	0.7%
Universal Service Fund fees	6,549	(1,331)	(7,880)	(120.3)%

Total revenue	$104,708	$97,538	$(7,170)	(6.8)%

Customer services revenue increased slightly in fiscal 2010 compared to fiscal 2009 as increases in customer bookings and new service installations were largely offset by increases in average monthly churn due to the impacts of the global recession, which resulted in many customers consolidating their operations or reducing IT expenses. Also mitigating the increase in customer services revenue was a reduction in deferred installation revenue due to additional installation fee discounts offered on longer-term contracts, coupled with an increase in average customer term on new contracts, to 28.4 months in fiscal 2010 from 26.3 months in fiscal 2009, and general competitive pressures. The global economic downturn that started in the fall of 2008 contributed to an increase in our average monthly churn rate to 1.9% in fiscal 2010 from 1.6% in fiscal 2009.

Universal Service Fund fees decreased for the fiscal year ended June 30, 2010, compared to the fiscal year ended June 30, 2009, primarily due to a change in USF billing methodology implemented in October 2009 after an evaluation of competitor USF billing practices. We also later revised our previous USF filings from fiscal years 2009 and 2010 to reflect this change, resulting in USF refunds of $5.9 million, which we intend to refund to customers in the future. Prior to this change, we collected and remitted USF fees on virtually all services provided to customer locations in the United States. We now charge USF only on telecommunications services which generally are comprised of local access and voice charges. This reduction in USF fee revenue resulted in an identical reduction in USF fee costs included within cost of services.

The combination of the increase in customer services revenue coupled with the decrease in USF fees resulted in a 6.8% decrease in total revenue for fiscal 2010 compared to fiscal 2009.

Cost of Services

	Year Ended June 30,
	2009	2010	Change	% Change
(in thousands)
Cost of services:
Access costs	$47,054	$45,511	$(1,543)	(3.3)%
Infrastructure and data center costs	4,322	4,930	608	14.1%
Deferred installation and other costs	2,509	2,284	(225)	(9.0)%
Universal Service Funds costs	6,549	(1,331)	(7,880)	(120.3)%

Total cost of services	$60,434	$51,394	$(9,040)	(15.0)%

Cost of services decreased in fiscal 2010 compared to fiscal 2009 due to decreases in USF costs, access costs and deferred installation and other costs. These decreases were partially offset by an increase in infrastructure and data center costs resulting from the expansion of the number of network hubs coupled with increased capacity added on selected backbone routes. The number of network hubs grew to 27 at June 30, 2010, from 23 at June 30, 2009. This increase in hubs also contributed to the decrease in access costs due to the reduced mileage of access circuits in new hub markets. The remaining decrease in access costs was the result of cost reduction initiatives to optimize access network costs and effectively lower unit prices. The reduction in deferred installation and other costs was due to a reduction in installation charges billed to us by our access providers. The reduction in USF costs resulted from the change in USF application methodology implemented in October 2009 coupled with $5.9 million in USF refunds. These changes resulted in a decrease in cost of services as a percentage of total revenue to 52.7% in fiscal 2010 from 57.7% in fiscal 2009.

Selling, General and Administrative Expenses

	Year Ended June 30,
	2009	2010	Change	% Change
(in thousands)
Selling, general and administrative expenses:
Employee costs, excluding stock based compensation	$20,675	$21,641	$966	4.7%
Stock-based compensation	718	433	(285)	(39.7)%
Marketing costs	757	736	(21)	(2.8)%
Other selling, general and administrative	8,959	8,662	(297)	(3.3)%

Total selling, general and administrative expenses	$31,109	$31,472	$363	1.2%

SG&A expenses increased in fiscal 2010 compared to fiscal 2009 primarily due to increased employee costs. The increase in employee costs was attributable to an increase in the number of employees, to 156 at June 30, 2010 from 154 at June 30, 2009, coupled with increases in internal sales commissions and corporate bonus expense. The increase in sales commissions resulted from increases in bookings and installation activity while the increase in corporate bonus expense was due to overachievement on the customer satisfaction survey portion of the bonus plan. Stock-based compensation declined in fiscal 2010 compared to fiscal 2009 due to options granted to certain company executives in previous years becoming fully vested throughout the year.

Other SG&A expenses decreased in fiscal 2010 compared to fiscal 2009. This decrease was attributable to decreases in third-party maintenance expense, resulting from a program to self-spare certain equipment utilized in our network hubs, as well as decreases in occupancy costs, professional fees and bad debt expense. These decreases were partially offset by an increase in channel partner sales commissions resulting from an increase in the percentage of new business sold through channel partners.

Depreciation Expense

Depreciation expense decreased $2.1 million, or 26.4%, to $5.8 million in fiscal 2010 from $7.9 million in fiscal 2009. During fiscal 2009, we upgraded certain network hub equipment, which resulted in accelerated depreciation expense of $2.3 million resulting from the reduction of the estimated useful life of the equipment. The absence of this accelerated depreciation expense coupled with elimination of depreciation expense on equipment that was removed from the network as part of the fiscal 2009 upgrades were responsible for the decrease in depreciation expenses in fiscal 2010 compared to fiscal 2009. These decreases were partially offset by depreciation expense on property and equipment purchases made during fiscal years 2010 and 2009.

Impairment of Property and Equipment

As part of the fiscal 2009 network hub equipment upgrades, we determined that certain equipment to be upgraded as part of the plan had been impaired. As a result, we recorded a non-cash impairment charge of $2.1 million in fiscal 2009 to write-off this equipment.

Interest Expense, Net

Interest expense, net declined to $34,000 in fiscal 2010 from $60,000 in fiscal 2009 due to elimination of interest charges recognized under notes payable incurred in connection with the previous acquisition of certain network equipment from Alcatel-Lucent. These notes payable were repaid in full in April 2009.

Other Income (Expense), Net

Other income (expense), net consists of the foreign currency impacts on transactions and gains and losses on the disposal of property and equipment. Other expense, net increased in fiscal 2010 to $203,000 from $42,000 in fiscal 2009 primarily as a result of recording foreign exchange losses in fiscal 2010 compared with foreign exchange gains in the prior year. This change was partially offset by net gains recorded on the disposal of property and equipment in fiscal 2010 compared to losses recorded on asset disposals in fiscal 2009.

Provision for Taxes

Other than the payment of required alternative minimum taxes, we have not incurred income tax expense due to the carryforward of NOLs. At June 30, 2010, we had NOL carryforwards of $98.1 million for U.S. tax purposes that will begin to expire in fiscal 2021 and $6.7 million for foreign tax reporting purposes. We have historically offset all of our net deferred tax assets by a valuation allowance. However, in June 2010, based on fiscal 2010 income before taxes and our projections of future operating results, we concluded that it was more likely than not that certain of our deferred tax assets would be realizable, and therefore the valuation allowance was reduced by $17.5 million.

Fiscal Year Ended June 30, 2009 compared with Fiscal Year Ended June 30, 2008

Revenue

	Year Ended June 30,
	2008	2009	Change	% Change
(in thousands)
Revenue:
Customer services	$86,850	$98,159	$11,309	13.0%
Universal Service Fund fees	6,063	6,549	486	8.0%

Total revenue	$92,913	$104,708	$11,795	12.7%

Customer services revenue increased for the fiscal year ended June 30, 2009, compared to the fiscal year ended June 30, 2008, largely due to customer bookings exceeding the impact of average monthly churn, which resulted in a net increase in customer locations served in fiscal 2009 compared to fiscal 2008. Also contributing to the increase in customer services revenue in fiscal 2009 was an increase in the number of higher-bandwidth circuits installed during the period coupled with an increase in cancellation fees paid by customers who terminated their service prior to the contract expiration date. These increases were partially offset by decreases in deferred installation revenue and customer premise equipment sales compared to the prior year period and the impact of foreign currency fluctuations. Our average monthly churn rate was 1.6% in both fiscal years. USF fees also increased in fiscal 2009 as compared to fiscal 2008 due to a net increase in customer services to locations in the United States.

The combination of the increase in customer services revenue coupled with the increase in USF fees resulted in a 12.7% increase in total revenue for the fiscal year ended June 30, 2009 compared to the fiscal year ended June 30, 2008.

Cost of Services

	Year Ended June 30,
	2008	2009	Change	% Change
(in thousands)
Cost of services:
Access costs	$41,813	$47,054	$5,241	12.5%
Infrastructure and data center costs	4,363	4,322	(41)	(0.9)%
Deferred installation and other costs	2,536	2,509	(27)	(1.1)%
Universal Service Funds costs	6,063	6,549	486	8.0%

Total cost of services	$54,775	$60,434	$5,659	10.3%

Cost of services increased in fiscal 2009 compared to fiscal 2008 due to the increase in number of customer locations served in fiscal 2009. As a percentage of total revenue, cost of services was 57.7% in fiscal 2009 compared to 59.0% in fiscal 2008. The decrease in cost of services as a percentage of revenue is due to more efficient network utilization coupled with negotiated contractual rate reductions from various underlying service providers. While data center costs increased in fiscal 2009 due to increasing demand for data center space, savings achieved on the renewal of our North American backbone coupled with the elimination of certain low-utilized backbone routes mitigated these cost increases, resulting in total infrastructure and data center costs declining slightly in fiscal 2009 from the prior year period. The increase in USF costs in fiscal 2009 compared to fiscal 2008 was directly attributable to the increase in customer services revenue generated from locations in the United States.

Selling, General and Administrative Expenses

	Year Ended June 30,
	2008	2009	Change	% Change
(in thousands)
Selling, general and administrative expenses:
Employee costs, excluding stock based compensation	$19,939	$20,675	$736	3.7%
Stock-based compensation	551	718	167	30.3%
Marketing costs	778	757	(21)	(2.7)%
Other selling, general and administrative	8,513	8,959	446	5.2%

Total selling, general and administrative expenses	$29,781	$31,109	$1,328	4.5%

The increase in SG&A expenses in fiscal 2009 compared to fiscal 2008 was directly attributable to the growth in our business. SG&A expenses as a percentage of total revenue declined to 29.7% in fiscal 2009 from 32.0% in fiscal 2008 due to the fixed nature of certain SG&A costs. The increase in employee costs was attributable to employee cost of living salary increases, coupled with increases in employee benefits and corporate bonus expense. These employee cost increases were somewhat mitigated by increased capitalized software development labor costs and reduced commissions paid to our internal sales representatives. Stock-based compensation increased in fiscal 2009 compared to fiscal 2008 due to additional employee option grants made during those years.

Other SG&A expenses increased in fiscal 2009 compared to fiscal 2008 due to increases in channel partner sales commissions, resulting from the increase in total revenue, coupled with increases in travel and entertainment costs, third-party maintenance expenses, software licensing fees and bad debt expense in comparison to the prior year. These expense increases were partially offset by decreases in occupancy costs, internal network costs, professional fees and certain non-income related taxes in fiscal 2009 compared to fiscal 2008.

Depreciation Expense

Depreciation expense increased $3.6 million, or 80.9%, to $7.9 million in fiscal 2009 from $4.3 million in fiscal 2008. During 2009, we upgraded certain network hub equipment, which resulted in accelerated depreciation expense of $2.3 million relating to the upgraded equipment. This accelerated depreciation expense, coupled with depreciation expense on property and equipment purchases made during both fiscal years, were responsible for the overall increase in depreciation expense in fiscal 2009 compared to fiscal 2008.

Impairment of Property and Equipment

As part of the network hub equipment upgrades in fiscal 2009, we determined that certain equipment to be upgraded had been impaired. We therefore recorded a non-cash impairment charge of $2.1 million in fiscal 2009 to write-off this equipment.

Interest Expense, Net

Interest expense, net declined to $60,000 in fiscal 2009 from $289,000 in fiscal 2008 due to reductions in average amounts outstanding under our credit facility with Comerica Bank and notes payable incurred in connection with the previous acquisition of network equipment from Alcatel-Lucent. Total long-term debt outstanding inclusive of notes payable balances declined to $0 at June 30, 2009 from $1.0 million at June 30, 2008 and $3.9 million at June 30, 2007. These reductions in interest expense were partially offset by a decline in interest earned on our cash and short-term investments between fiscal 2008 and fiscal 2009.

Other Income (Expense), Net

Other expense, net was $42,000 in fiscal 2009 compared to other income, net of $4,000 in fiscal 2008. This change in other income (expense), net resulted from an increase in losses recorded on asset disposals in fiscal 2009 compared to fiscal 2008, partially offset by an increase in foreign exchange gains in fiscal 2009 compared to fiscal 2008 due to currency fluctuations at that time.

Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the four quarters in the fiscal years ended June 30, 2009 and 2010, along with the first quarter of fiscal 2011 ended September 30, 2010. This information is derived from our unaudited consolidated financial statements, which include all adjustments, consisting of normal accruals, that management considers necessary for the fair presentation of our results of operations for the fiscal quarters presented. Operating results for any fiscal quarter are not necessarily indicative of the operating results to be expected in any future period. You should read this data together with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Three Months Ended,
	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010
(in thousands, unaudited)
Revenue:
Customer services	$24,024	$24,613	$25,203	$24,319	$24,132	$24,457	$24,764	$25,516	$26,776
Universal Service Fund fees	1,721	1,778	1,476	1,574	1,765	778	928	(4,802)	986

Total revenue	25,745	26,391	26,679	25,893	25,897	25,235	25,692	20,714	27,762

Operating expenses:
Cost of services	14,955	15,189	15,213	15,077	14,636	13,928	14,131	8,699	14,839
Selling, general and administrative	7,921	7,833	7,748	7,607	7,704	7,555	7,969	8,244	8,452
Depreciation	1,287	1,857	1,623	3,090	1,313	1,409	1,506	1,555	1,673
Impairment of property & equipment	—	—	—	2,107	—	—	—	—	—

Total operating expenses	24,163	24,879	24,584	27,881	23,653	22,892	23,606	18,498	24,964

Operating income (loss)	1,582	1,512	2,095	(1,988)	2,244	2,343	2,086	2,216	2,798
Interest expense, net	(17)	(11)	(19)	(13)	(10)	(9)	(4)	(11)	(11)
Other income (expense), net	(129)	123	(45)	9	(128)	(16)	(58)	(1)	(42)

Income (loss) before taxes	1,436	1,624	2,031	(1,992)	2,106	2,318	2,024	2,204	2,745
Income tax (expense) benefit	—	—	—	—	—	—	—	13,643	(107)

Net income (loss)	$1,436	$1,624	$2,031	$(1,992)	$2,106	$2,318	$2,024	$15,847	$2,638

The following table sets forth our unaudited results of operations for the specified periods as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended,
	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010
(as a percentage of total revenue, unaudited)
Revenue:
Customer services	93.3%	93.3%	94.5%	93.9%	93.2%	96.9%	96.4%	123.2%	96.4%
Universal Service Fund fees	6.7	6.7	5.5	6.1	6.8	3.1	3.6	(23.2)	3.6

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Operating expenses:
Cost of services	58.1	57.6	57.0	58.2	56.5	55.2	55.0	42.0	53.5
Selling, general and administrative	30.8	29.7	29.0	29.4	29.7	29.9	31.0	39.8	30.4
Depreciation	5.0	7.0	6.1	11.9	5.1	5.6	5.9	7.5	6.0
Impairment of property & equipment	—	—	—	8.1	—	—	—	—	—

Total operating expenses	93.9	94.3	92.1	107.6	91.3	90.7	91.9	89.3	89.9

Operating income (loss)	6.1	5.7	7.9	(7.6)	8.7	9.3	8.1	10.7	10.1
Interest expense, net	(0.0)	(0.0)	(0.1)	(0.1)	(0.1)	(0.0)	(0.0)	(0.1)	(0.0)
Other income (expense), net	(0.5)	0.5	(0.2)	0.0	(0.5)	(0.1)	(0.2)	(0.0)	(0.2)

Income (loss) before taxes	5.6	6.2	7.6	(7.7)	8.1	9.2	7.9	10.6	9.9
Income tax (expense) benefit	—	—	—	—	—	—	—	65.9	(0.4)

Net income (loss)	5.6%	6.2%	7.6%	(7.7)%	8.1%	9.2%	7.9%	76.5%	9.5%

Our quarterly results can vary significantly due to many factors including those outside of our control such as general economic conditions. Historical customer services revenue generally increased each quarter until the fourth quarter of fiscal 2009 when operations were adversely impacted by the global economic downturn, which resulted in increased monthly churn as certain customers consolidated their operations, reduced IT expenditures or in some cases simply went out of business. We experienced growth in customer services revenue starting in the second quarter of fiscal 2010 as monthly churn declined closer to historical levels, thus resulting in increases in the number of customer locations that we serve. USF fee revenue declined starting in the second quarter of fiscal 2010 due to the change in USF billing methodology implemented in October 2009. USF fee revenue for the quarter ending June 30, 2010 was reduced by an additional $5.9 million due to USF refunds relating to prior periods, which we intend to refund to customers in the future.

Cost of services has fluctuated over the quarters presented above primarily due to quarterly changes in customer services revenue and the change in USF billing methodology implemented October 2009, which resulted in an equal reduction in USF costs. Cost of services as a percentage of total revenue has also declined in recent quarters due to cost reduction initiatives to optimize network costs, the impact of price reductions from renegotiated vendor agreements and the USF billing change. Cost of services for the fiscal quarter ending June 30, 2010 was reduced by an additional $5.9 million due to USF refunds relating to prior periods.

Changes in quarterly SG&A expenses are generally the result of the number of individuals employed by us and the variability in sales commissions paid due to changes in customer services revenue and other sales objectives. SG&A expenses as a percentage of total revenue declined during the first three quarters of fiscal 2009 due to the fixed nature of certain SG&A expenses in relation to the increase in total revenue. SG&A expenses as a percentage of total revenue increased beginning in the fourth quarter of fiscal 2009 through the fourth quarter of fiscal 2010 due to changes in quarterly revenue, the impact of the USF billing methodology change implemented in October 2009 and an increase in the total number of employees, especially in sales and sales support. We expect future SG&A expenses as a percentage of total revenue to decline slightly from recent quarters due to the fixed nature of certain costs offset by the additional costs we expect to incur related to reporting and other obligations associated with being a public company.

The increase in depreciation expense and impairment of property and equipment reflected for the quarter ended June 30, 2009 were the result of network hub equipment upgrades completed during the quarter. These one-time expenses resulted in an operating loss for the quarter ended June 30, 2009.

Due to the uncertainty in future operating results, we had historically offset all of our net deferred tax assets by a valuation allowance. In June 2010, we concluded that it was more likely than not that certain of our deferred tax assets would be realizable, and therefore reduced the valuation allowance by $17.5 million at that time.

Reconciliation of Quarterly Non-GAAP Financial Measures

We use Adjusted EBITDA to evaluate our operating performance and this non-GAAP financial measure is among the primary measures used by management for planning and forecasting for future performance. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization (EBITDA), excluding, when applicable, asset impairment charges, stock-based compensation expense and other (income) expense, net, consisting of foreign currency impacts on transactions and gains and losses on the disposal of property and equipment. By excluding the impact of expenses that may vary from period to period without any correlation to our underlying operating performance, we believe that we are able to gain a clearer view of the operating performance of our business. We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We believe the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view our results in the same manner as management. We believe Adjusted EBITDA also provides investors and other users of our financial statements consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, net income (loss) or any other measure of our performance reported in accordance with GAAP. For example, Adjusted EBITDA (i) does not reflect capital expenditures or contractual commitments, (ii) does not reflect changes in, or cash requirements for, our working capital needs, (iii) does not reflect interest expense, or the cash requirements necessary to service interest payments, on debt, (iv) does not reflect income taxes and (v) does not consider the costs or potentially dilutive impact of issuing equity-based compensation. We compensate for the inherent limitations associated with using the Adjusted EBITDA measures through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same manner.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the four fiscal quarters in the fiscal years ended June 30, 2009 and June 30, 2010, along with the first fiscal quarter of fiscal 2011 ended September 30, 2010:

	Three Months Ended,
	Sep. 30, 2008	Dec. 31, 2008	Mar. 31, 2009	Jun. 30, 2009	Sep. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010
(in thousands, unaudited)
Net income (loss)	$1,436	$1,624	$2,031	$(1,992)	$2,106	$2,318	$2,024	$15,847	$2,638
Interest expense, net	17	11	19	13	10	9	4	11	11
Income tax benefit	—	—	—	—	—	—	—	(13,643)	107
Depreciation	1,287	1,857	1,623	3,090	1,313	1,409	1,506	1,555	1,673

EBITDA	2,740	3,492	3,673	1,111	3,429	3,736	3,534	3,770	4,429
Impairment of property and equipment	—	—	—	2,107	—	—	—	—	—
Stock-based compensation expense	229	209	170	110	114	118	106	95	126
Other (income) expense, net	129	(123)	45	(9)	128	16	58	1	42

Adjusted EBITDA	$3,098	$3,578	$3,888	$3,319	$3,671	$3,870	$3,698	$3,866	$4,597

Liquidity and Capital Resources

Since the fourth quarter of fiscal 2007, we have funded our operations principally with cash provided by operating activities. Our primary sources of liquidity as of September 30, 2010 consisted of $11.4 million of cash and cash equivalents and short-term investments, $15.0 million available under our revolving line of credit and $16.0 million of working capital.

Our principal uses of liquidity have been to fund our operations, working capital requirements, capital expenditures and to service our previous debt obligations. We expect that working capital requirements, capital expenditures and any acquisitions we may pursue will be our principal needs for liquidity over the near term. We expect to fund these obligations from cash provided by operating activities and proceeds from this offering.

We believe that our existing cash and cash equivalents, working capital and our cash flows from operations, together with the proceeds of this offering, will be sufficient to fund our operations and planned capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and size of potential acquisitions, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts, the timing of introductions of new solutions and enhancements to existing solutions and the continuing market acceptance of our solutions. We may pursue the acquisition of complementary businesses, applications or technologies which could require us to seek additional equity or debt financing. Such financing may not be available on terms favorable to us, or at all.

The following table sets forth cash flow data for the periods indicated therein:

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
(in thousands)				(unaudited)
Net cash provided by operating activities	$10,655	$16,039	$12,394	$1,980	$1,687
Net cash used in investing activities	(6,807)	(8,189)	(11,196)	(2,326)	(3,268)
Net cash provided by (used in) financing activities	(3,007)	(1,001)	231	—	2

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the three months ended September 30, 2010 was $1.7 million. We had net income in the first quarter of $2.6 million, which included non-cash depreciation of $1.7 million and non-cash stock-based compensation expense of $0.1 million. These amounts were partially offset by changes in our operating assets and liabilities, including a $2.3 million increase in accounts receivable due to the timing of customer collections, a $0.6 million decrease in accounts payable due to the timing of vendor payments and a $0.7 million decrease in accrued liabilities due to the payment of fiscal 2010 corporate bonuses to employees in July 2010.

Net cash provided by operating activities for the three months ended September 30, 2009 was $2.0 million. We had net income in the first quarter of $2.1 million, which included non-cash depreciation of $1.3 million and non-cash stock-based compensation expense of $0.1 million. These amounts were partially offset by changes in our operating assets and liabilities, including a $0.6 million increase in accounts receivable due to the timing of customer collections, a $1.8 million increase in accounts payable due to the timing of vendor payments and a $2.6 million decrease in accrued liabilities due to the payment of fiscal 2009 corporate bonuses to employees in August 2009.

Net cash provided by operating activities in fiscal 2010 was $12.4 million. We had net income in fiscal 2010 of $22.3 million, which included non-cash depreciation of $5.8 million and non-cash stock-based compensation expense of $0.4 million. Fiscal 2010 net income benefited from a $13.6 million income tax benefit resulting from a non-cash deferred tax asset realization. Net changes in our operating assets and liabilities provided an additional $0.3 million in cash during fiscal 2010, with the USF fee credits being largely mitigated by increases in accounts receivable and decreases in accounts payable during the year due primarily to the timing of customer collections and vendor payments.

Net cash provided by operating activities in fiscal 2009 was $16.0 million. We had net income in fiscal 2009 of $3.1 million, which included non-cash depreciation of $7.9 million, non-cash impairment of property and equipment of $2.1 million and non-cash stock-based compensation expense of $0.7 million. Net changes in our operating assets and liabilities provided an additional $1.7 million in cash during fiscal 2009, including a $0.6 million decrease in accounts payable due to the timing of payments and a $1.4 million decrease in accrued liabilities due largely to an increase in our network cost liability.

Net cash provided by operating activities in fiscal 2008 was $10.7 million. We had net income in fiscal 2008 of $3.7 million, which included non-cash depreciation of $4.3 million and non-cash stock-based compensation expense of $0.6 million. Net changes in our operating assets and liabilities provided an additional $1.7 million in cash during the year primarily due to a $2.1 million decrease in accounts payable resulting from the timing of payments.

Net Cash Used in Investing Activities

Our investing activities consist almost entirely of purchases of property and equipment, including both network equipment and non-network capital expenditures. Network equipment includes routers, switches, servers and other hardware located in our network hubs and customer premise equipment. Non-network capital expenditures include the cost of software licenses and related implementation costs associated with our operational support systems as well as financial and administrative systems, servers and other equipment required to support our systems, internal communications systems, personal computers, furniture and fixtures and leasehold improvements.

For the three months ended September 30, 2010, net cash used in investing activities was $3.3 million as compared to $2.3 million for the same period last year. This increase was attributable to capital expenditures relating to the upgrade of certain network hub hardware.

Net cash used in investing activities was $11.2 million in fiscal 2010 as compared to $8.2 million in fiscal 2009. This increase was due to an increase in the number of new network hubs deployed, coupled with a program initiated in fiscal 2010 to self-spare certain network hub hardware with the purpose of reducing ongoing third-party maintenance costs included within SG&A expenses. Additionally, fiscal 2010 included the purchase of a $0.5 million 180-day certificate of deposit classified as short-term investments.

Net cash used in investing activities was $8.2 million in fiscal 2009 as compared to $6.8 million in fiscal 2008. This increase was the result of additional network hubs added in fiscal 2009 coupled with additional network equipment purchased to support the growth in customers and services.

Net Cash Provided by (Used in) Financing Activities

For the three months ended September 30, 2010, net cash provided by financing activities was $2,000 as compared to $0 for the three months ended September 30, 2009. The amount in the quarter ended September 30, 2010 relates to proceeds received from the issuance of common stock as a result of common stock option exercises.

Net cash provided by financing activities was $0.2 million in fiscal 2010 resulting from proceeds received from the issuance of common stock as a result of common stock option exercises.

Net cash used in financing activities was $1.0 million in fiscal 2009, which was mainly associated with the final payments of $1.1 million in notes payable to Alcatel-Lucent relating to network equipment purchases made in prior years, partially offset by proceeds received as a result of stock option exercises.

Net cash used in financing activities was $3.0 million in fiscal 2008 consisting of $2.0 million of net principal payments made on our credit facility with Comerica Bank and $1.1 million in principal payments made on the notes payable to Alcatel-Lucent, partially offset by proceeds received as a result of stock option exercises.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our contractual obligations as of September 30, 2010 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total	Less Than 1 year	1-3 years	3-5 years	More Than 5 years
(in thousands)
Access and backbone circuit obligations	$20,166	$16,218	$3,948	$—	$—
Data center rent obligations (1)	707	625	82	—	—
Operating lease obligations (2)	1,798	756	654	388	—

	$22,671	$17,599	$4,684	$388	$—

(1)	Consists of contractual rent obligations relating to our network hubs.

(2)	Consists primarily of lease payments for our Plano, Texas corporate headquarters, our European headquarters in London, United Kingdom, and sales offices located in New York City, San Francisco, California and Fairfax, Virginia.

Long-Term Debt Obligations

In fiscal 2005, we entered into a credit facility with Comerica Bank. This credit facility, as amended, provides us with a $15 million revolving line of credit, which matures in December 2010. The revolving line of credit bears interest equal to one percentage point plus the greatest of (i) Comerica’s Prime Rate, (ii) 2.0% plus the overnight Fed Funds rate, or (iii) 2.0% plus the 30-day LIBOR rate. Borrowings are subject to a minimum interest rate of 4.5%. The credit facility is collateralized by all our personal property and is subject to financial covenants, including meeting certain financial measures. There were no amounts outstanding under the line of credit at September 30, 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements and we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

Fair Value Measurements

In September 2009, the Financial Accounting Standards Board, or FASB, issued an Accounting Standards Update, or ASU, providing clarification for measuring the fair value of a liability when a quoted price in an active market for the identical liability is not available. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This ASU is effective for fiscal periods beginning after August 27, 2009. The adoption of this statement did not have a material impact on our consolidated financial statements.

Multiple Element Arrangements

In October 2009, the FASB issued an ASU that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the existing criteria that objective and reliable evidence of fair value for undelivered products or services exist in order to be able to separately account for deliverables. Additionally, the ASU provides for elimination of the use of the residual method of allocating arrangement consideration and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables that can be accounted for separately based on their relative selling price. A hierarchy for estimating such selling price is included in the update. We adopted the provisions of this update during the quarter ended September 30, 2010. This adoption did not have a significant impact on our revenue recognition policies and it did not materially impact our consolidated financial position or results of operations.

In October 2009, the FASB issued an ASU that changes the criteria for determining when an entity should account for transactions with customers using the revenue recognition guidance applicable to the selling or licensing of software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We adopted the provisions of this update during the quarter ended September 30, 2010. This adoption did not have a significant impact on our revenue recognition policies and it did not materially impact our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

We had cash and cash equivalents of $10.9 million at September 30, 2010 and $12.4 million at June 30, 2010. We held these amounts primarily in cash or money market funds. We also held a 180-day certificate of deposit totaling $0.5 million at both September 30, 2010 and June 30, 2010, which is classified as short-term investments.

We hold cash, cash equivalents and short-term investments for working capital purposes. We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with original maturities of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, we may adopt specific hedging strategies in the future. Any declines in interest rates, however, will reduce future interest income.

We did not have any long-term debt outstanding at September 30, 2010, June 30, 2010 or June 30, 2009. Total outstanding debt at June 30, 2008 consisted of $1.0 million in notes payable to Alcatel-Lucent for previous network equipment purchases. The implied interest rate on these notes payable ranged from 9.75% to 10.5%.

BUSINESS

Overview

We provide managed, secure virtualized network services to enterprises with complex information technology needs across multiple locations throughout the world. By delivering enhanced network performance, flexibility and control, together with consultative technical support, we believe we offer a unique value proposition. We enable customers to seamlessly deploy and manage video, voice and other data applications on a global basis by integrating our proprietary cloud-based software with our network. As of September 30, 2010, we served approximately 3,900 customer locations across 49 countries, representing most industry verticals, including financial and professional services, health care, entertainment, broadcasting, hospitality and manufacturing. We have generated net income and positive cash flow for the last three fiscal years and we currently have no debt. Our total revenue has grown from $48.4 million in fiscal year 2006 to $97.5 million in fiscal year 2010, or 19.2% on an average annual compounded basis.

Our network services platform is purpose-built and designed to deliver consistent performance across the enterprise and around the globe. By leveraging third-party long-haul fiber assets and utilizing local access connections, we are able to efficiently increase capacity and scale our network as dictated by customer demand, avoiding the cost of unused network capacity typical of legacy networks. We provide standard Ethernet connections to all customer locations, regardless of the available local access technology, to simplify the customer interface to our services. Our platform delivers the high performance and low latency demanded by complex applications such as HD video conferencing, unified communications, SaaS, CRM and ERP.

We offer our customers more flexible and measurable application performance by overlaying our cloud-based proprietary software on a private IP architecture. Our embedded software, delivered as SaaS, enables our customers to monitor and manage business applications across geographically disparate locations. Through a user-friendly interface, IT professionals can monitor usage, prioritize traffic, optimize bandwidth and perform application and network diagnostics in real time. Our embedded software provides greater visibility and flexibility and is delivered in a much more efficient manner than traditional commercial applications, without the need for additional hardware.

Our highly-consultative sales and service approach allows us to act as an extension of our customers’ IT departments, assisting with up-front network design and deployment, managing local access providers and proactively monitoring network performance. This collaborative sales process prioritizes the customers’ needs and interests and reinforces our organization’s expertise in creating solutions for our customers. Our network operations centers are staffed with Tier 1 technicians and provide a single point of contact to our customers for all aspects of managing their global network. Our NOCs are located in Plano, Texas and London, United Kingdom, which together provide 24-hour technical customer support. We believe that this service differentiates us from many of our competitors, which utilize generic call centers, and permits us to offer some of the strongest service level agreements in the industry.

We utilize an integrated sales strategy that empowers our sales force to sell directly to end users or in combination with a channel partner. We leverage channel partner relationships with over 100 systems integrators, value-added resellers, agents and referral partners to identify prospective customers and to increase the productivity of our sales force. Our sales organization works in collaboration with customers and channel partners to develop the best solution to meet the customer’s needs.

Industry

The global enterprise network infrastructure market is growing rapidly, driven by globalization and demand for complex applications. Enablement alternatives, such as SaaS for software applications and cloud-based alternatives for processing and storage solutions, are gaining in popularity. The critical role of the network is enhanced as these virtualized services are adopted by enterprises. While enablement alternatives reduce hardware costs and create other efficiencies, managing these solutions and complex applications require greater network management oversight. At the same time, corporate IT departments are being asked to do more with the same or fewer resources. Increasingly, IT professionals are turning to managed solutions, as opposed to expanding internally, to overcome these challenges.

In order to meet the evolving needs of enterprises, managed service offerings must deliver high bandwidth and consistent performance. Complex applications can be sensitive to latency, or network delay and packet loss, or data loss on a network, which can impair quality. The adoption of Ethernet has greatly enhanced the ability of IT departments to integrate various network technologies to ensure consistent and predictable performance. Ethernet is the most cost-effective network interface, reducing hardware costs and the risks of obsolescence. As a result, Ethernet is the desired interface for delivering complex applications through enterprise VPNs. Infonetics Research reports that the global Ethernet services market was $21 billion in 2009 and expects it to grow to $39 billion by 2014, representing a compounded annual growth rate of approximately 14%.

VPNs provide enterprises the ability to connect their disparate locations, operations and resources over a secure, managed network. IP MPLS is the predominant underlying technology used in the delivery of enterprise VPNs. Infonetics Research estimates that the global market for IP MPLS VPN services will grow from $17 billion in 2009 to $29 billion by 2014, representing a compounded annual growth rate of approximately 11%. Such spending enables, in many cases, enterprises to cost-effectively deploy private virtualized networks, or private clouds.

VPNs must be capable of supporting a variety of complex enterprise applications. Many of these applications require tremendous bandwidth, delivered with low latency and without packet loss, to function effectively. For example, the recent adoption of HD video conferencing and Telepresence has driven demand for dedicated, higher-bandwidth global IP VPN services. As large corporations seek to reduce travel expenses and increase collaboration and productivity across their enterprise, they have increasingly adopted HD video conferencing and Telepresence applications. International Data Corporation estimates that the global market for video conferencing and Telepresence equipment and services will grow from $1.9 billion in 2009 to $8.8 billion in 2014, representing a compounded annual growth rate of 36%. While communications applications are an important component to an enterprise’s business strategy, IT departments also have critical core business applications to manage, leading many to adopt managed solutions to maximize their limited time and resources.

Delivery of communications applications is made more difficult by the increasing globalization of business, necessitating a global solution. To deploy their VPNs on a global basis, multinational enterprises typically rely on multiple service providers with varying levels of service, costs and responsiveness. The providers are often constrained by protocols and technology native to their geography and in which they have invested heavily. As a result, IT professionals are often faced with a lack of a standard infrastructure, additional equipment and operational costs, and poor application performance. Issues are usually handled through generic call centers, rather than a single point of contact, resulting in multiple touch points and leading to lost productivity, poor service levels, inferior application performance and uneven IT resource availability. Given these difficulties and the continuing drive toward globalization, IT professionals are increasingly seeking a unified global solution.

Competitive Strengths

Singular focus on enterprise network solutions. Our singular focus on providing virtualized network solutions allows us to offer enterprise customers network solutions that reduce costs, simplify IT management and improve network performance. Our network architecture supports this focus, and we have developed proprietary software tools that are designed to enable enterprises to deliver their applications cost-effectively, consistently and rapidly on a global basis. Because our company is focused exclusively on delivering the best solutions to address the needs of global enterprises, our priorities are more closely aligned with those of our customers, which we believe provides us a competitive advantage.

Purpose-built, global network platform. Our global network platform was purpose-built to seamlessly deliver cost-efficient VPN solutions to all customer locations anywhere in the world. The Intelligent Bridge allows us to provide standard Ethernet connections to all customer locations regardless of local access technology. Since enterprises use Ethernet technology over their local area networks, our customers are able to manage this connection over wide area networks without incurring additional capital costs or deploying additional IT resources. Unencumbered by legacy network infrastructure, we chose technologies that deliver the highest performance and lowest latency demanded by complex business applications such as HD video conferencing, unified communications, SaaS, CRM and ERP. We believe that this flexibility provides a competitive advantage over competitors that are encumbered by legacy platforms and technologies.

Reduced information technology costs for our customers. Our Ethernet-based global network platform eliminates the need for our customers to purchase expensive equipment often required to interconnect to carrier networks. Our ability to deliver multiple services on a single access circuit reduces the number of customer access points, thereby simplifying network administration and reducing costs. These advantages of our platform enable our customers to focus their IT budgets and resources on projects that improve their businesses. We believe that IT professionals are increasingly seeking managed solutions, such as ours, that free them from using constrained resources for network engineering, deployment and monitoring.

Enhanced customer visibility and control. Our proprietary software provides customers with a granular view into their business applications and network performance and the ability to change configurations in real time. Our customers are able to prioritize more important business applications over less critical or less latency-sensitive applications on a real time basis. For example, a customer might increase bandwidth temporarily for a data center back-up test or company-wide video conference. We believe that these tools are highly valued by IT professionals, creating a level of dependability and customer loyalty, which we believe contributes to our ability to both attract and retain customers.

Capital-efficient operations. We expand our service network by leveraging existing long-haul fiber assets and increasing our points of presence on a success basis, only after winning new business, as customer demand dictates. We provision network capacity on a just-in-time model so we do not incur “last mile” access costs until service commences for the customer. We do not own fiber optic networks, which eliminates costly maintenance and upgrades. This flexibility allows us to scale efficiently and increase network capacity economically.

Industry-leading quality of service and customer care. We regard customer support and a consultative sales approach as integral to our solutions. Our award-winning customer care organization provides a level of service that maximizes customer satisfaction and minimizes customer turnover. Our support model provides customers with a single point of contact. Our first line of customer support staff are Tier 1 technicians, who typically resolve customer issues without further escalation. In contrast, our competitors typically rely on call center operators who escalate problems from multiple points of contact. Our network performance and quality of service permit us to offer some of the strongest service level agreements in the industry.

Our Strategy

Acquire new customers by increasing our sales distribution channels. We intend to expand our domestic and international sales force, in both existing and new markets. We believe this expansion will also create opportunities for establishing new channel partner relationships that can offer us leads for new business opportunities. In fiscal 2010, 93% of new customer bookings were generated by leads from our current channel partners. We expect such expansion to be a key driver of future growth for our business.

Sell additional services to existing enterprise customers. Because we generally do not capture all of our new customers’ potential spend in their initial contract, our sales force proactively works with our existing customers to identify expansion and up-selling opportunities, including additional service, new locations and increased bandwidth. We have significantly increased our customer base over the past few years, and we believe we are well-positioned to increase sales to this expanded customer base.

Extend our technology leadership and product depth and breadth. Our role as an extension of our customers’ IT departments gives us unique insight into our customer needs and technological changes. The consultative approach we take with the design and implementation of solutions for our customers often leads to new product development. We intend to continue to expand our service offerings and solutions to meet the evolving needs of our customers.

Pursue collaborations and strategic acquisitions that complement our strategy. To date, we have successfully collaborated with a number of industry-leading companies on technology initiatives and intend to continue to pursue these collaborations to enhance our solutions, especially in the areas of unified communications, managed services and cloud computing. We also plan to opportunistically pursue strategic acquisitions that expand our sales geographies or broaden our product and service offerings.

Products and Services

Intelligent Transport Product Line

Our virtualized network solutions are built upon our Intelligent Transport product line. The Intelligent Transport product line delivers the convenience of Ethernet anywhere in the world our customers do business. We make Ethernet possible across a serial connection at port speeds ranging from 1.5Mb to Gigabit. Ethernet interfaces are available at customer locations regardless of available local access.

Our customers can choose either a single or multiple transport service options, including VPLS, VPWS, Private IP and Public IP, in as many quantities and combinations as they need to support their business applications. This flexibility enables us to customize specific network solutions for each customer’s existing requirements and to accommodate future customer applications and IT initiatives. We also have the ability to add a higher performance level of video or voice quality of service to any customer location at a nominal additional monthly charge. Additionally customers can easily modify services and bandwidth limits using our award-winning Intelligent Service Control customer portal. A depiction of a typical customer solution and further discussion of our products and services are provided below.

The following is a brief description of the most common transport technologies our customers use over our network.

•

Virtual Private LAN Service. Securely extends the Ethernet local-area network throughout the entire WAN, providing a cost-effective way to deliver direct Layer 2 connections that are fully-meshed between all customer sites independent of the access technology being used.

•	Virtual Private Wire Service. Offers a secure, private site-to-site connection and guaranteed bandwidth for customer designated applications.

•	Private IP. Improves application performance in a secure, easy to manage network environment with the flexibility and cost advantages of “any-to-any” routed IP.

•	Public IP. Ideal for companies seeking to prioritize critical business ahead of normal Internet IP traffic, ensuring the appropriate amount of bandwidth whenever it is needed.

Video and Voice Quality of Service. We deliver six levels of enhanced quality of service plans, including video and voice quality of service. Our video quality of service is specifically engineered to deliver guaranteed superior-quality video conferencing at all times, under all network conditions. Our voice grade IP transport is specifically engineered to deliver guaranteed toll quality voice at all times, under all network conditions.

Hosted Services

In addition to the Intelligent Transport product line, we offer hosted services that increase flexibility and allow customer IT organizations to virtualize key communications services. Our hosted services include our Intelligent Service Control, Intelligent Network Analyst SaaS solution, Video Extranet and cloud-based remote access.

Intelligent Service Control. At the heart of our service offering is a simplified, secure web-based management tool that gives customers real-time control of network services. This service allows customers to:

•	modify network services, including bandwidth upgrades and voice and video prioritization;

•	view order status and summary of services;

•	add new services;

•	view SLA information;

•	access billing information;

•	manage customer contact information;

•	generate standard or custom reports on the performance of applications; and

•	interact with our NOC.

Intelligent Network Analyst. Customers can purchase our Intelligent Network Analyst to access powerful, real-time monitoring and reporting capabilities embedded in the network service delivered by Intelligent Transport. This service provides customers with the following features:

•	convenient real-time access to granular network traffic statistics;

•	comprehensive view of application performance and data flows; and

•	flexibility to define and produce detailed graphical reports for network planning.

This SaaS system enhances visibility and flexibility and is delivered in a much more efficient way than traditional commercial applications. There is no capital for the customer to spend, software to license and maintain, nor impact to bandwidth requirements. The customer does not need to sacrifice bandwidth to actively monitor their network. Using packet mirroring capabilities, Intelligent Network Analyst stores copies of packet header information on redundant servers owned and maintained by us. This aggregated and correlated information is immediately available to query and display with no effect on network service or the traffic being monitored.

Video Extranet. Video Extranet is a global business-to-business connectivity platform that enables secure, quality of service enabled communications across multi-carrier, multi-protocol boundaries. Many businesses seek to leverage their investment in Telepresence and HD video units to expand communications to partners, vendors and key customers. We provide this service to our customers’ partners even if the other company being connected with is on another service provider’s network. This service is ideal for enterprises that require an IP-to-IP connection with another enterprise.

Cloud-Based Remote Access and Other Products. We offer hosted remote access services that allow mobile and remote workers to access the private corporate network quickly and securely from any Internet-enabled device. We also offer a business continuity service that provides businesses with cost-effective disaster recovery network solutions that leverage of our unique self-servicing bandwidth upgrade capabilities to ensure seamless operations of the corporate network. In addition, we offer managed router and firewall solutions for customers that seek to avoid the capital investment required in deploying and maintaining these critical services.

Technology

We have designed our network model to utilize technology specifically built to maximize the reach and performance of our service offerings while minimizing the costs of unused excess capacity. In contrast to large legacy carriers that build costly long haul trunking facilities and local access facilities at least in their franchised service territories, we lease high capacity trunk lines for our global network from multiple large carriers and obtain local access lines from local phone or cable companies on a success basis for new customer locations. We believe this model to be unique across the industry and is more capital efficient since capital investment in network additions are largely made only after we have won the new business. Our network model includes the global deployment of sophisticated network backbone facilities and hubs, coupled with procurement of local access facilities from over 100 local telecommunications companies around the globe which positions us to be very competitive with the large legacy carriers in terms of cost and network reliability. Customer access facilities, frequently referred to as the “last mile,” are often the most expensive part of the network since this typically requires a large upfront capital investment.

Intelligent Bridge. Regardless of the access technology employed locally, we provide our customers with simple Ethernet handoffs, which reduces customer equipment costs. Customers can interface with an Ethernet connection to our network anywhere around the globe thus avoiding expensive interface connections with legacy carrier networks. This virtualization of Ethernet differentiates us from most competitors.

As a result, our customers can receive identical services from us at all of their locations, provisioned and monitored around the clock by our NOCs. Not all of our competitors can deliver this level of uniform service across all of a customer’s locations. For example, some of our larger competitors provide a much lower quality of service for international customer locations that are off-net versus in locations within their legacy service territories, which creates inconsistencies across a global network. We have also overlayed our network with our proprietary software that gives our customers real-time visibility into their network performance and real-time control of allocation of bandwidth across applications.

As of September 30, 2010, our global service platform included a total of 27 network hubs, including 15 located in the United States and 12 in international locations. We monitor our platform utilizing both commercial and proprietary tools 24 hours a day, 365 days a year, from our NOCs located in Plano, Texas, and London, United Kingdom.

Sales and Marketing

We employ an integrated sales strategy that empowers our direct sales force to leverage channel partner relationships with numerous systems integrators, value-added resellers, agents and referral partners. These channel partners have business relationships with many of our current customers and prospects and typically provide additional services and/or products, which complement our services and deliver incremental value to our customers. We maintain an overlay channel partner team that actively identifies and secures new channel partner relationships to further empower our direct sales force. Currently, our sales force of 25 people leverages over 100 channel partners. Our sales force is managed by four regional sales leaders deployed across the United States and the United Kingdom.

Our sales team generates most of its leads from existing customer referrals and from our broad base of channel partners. Our integrated sales strategy allows our sales representatives to leverage our channel partners. Our sales force works with partners to identify potential customers and work collaboratively with the customer, channel partner and our engineers to develop the best customer solution. For example, as a key enabler in provisioning and commercializing HD video applications, we often work in conjunction with major managed video partners to successfully penetrate large corporate accounts.

Our sales force engages in a highly consultative sales process with prospects and existing customers. This approach involves engaging the prospect in a discussion about business issues and the IT implications of those issues, clarifying the major IT initiatives the business is facing, and then proposing a client specific virtual network solution that helps the business achieve the desired outcome. We often leverage the products and services of our channel partners during the sales process and when designing client specific solutions. This collaborative sales process places the customer’s problem at the center of the discussion, and reinforces our sales teams’ expertise in solving business and IT challenges. We believe our sales approach differentiates us from our competitors.

Our marketing group is responsible for generating sales leads, coordinating channel marketing, steering the corporate brand, managing market research, directing corporate public relations and tracking customer satisfaction. Our lead-generation programs are intended to identify target customers and drive qualified leads into the sales pipeline via advertising, field programs, interactive marketing and national events, and measuring program performance. Our channel marketing initiatives involve creating and conducting co-marketing programs with identified partners and ensuring strategic alignment with key channel partners. The corporate brand management function includes establishing and enforcing corporate identity standards for all external and internal communications, as well as ensuring consistency between our brand and all aspects of our service delivery. The marketing group also manages all market research programs and industry analyst relationships. Our public relations activities include managing media stories, speaking opportunities, press releases and case studies.

Our marketing group is also responsible for tracking our customer satisfaction, including conducting annual customer surveys and working with other departments within our organization to foster improvements in delivering a superior customer experience. Examples of initiatives that have come from these efforts include the creation of specific customer surveys to track service delivery and NOC support, and enhancements to our customer notification processes.

Service Delivery and Support

We view the delivery and support of our solutions to be an integral component of our value proposition. We employ a centralized service delivery and support model for our global operations. All operational functions are performed from a centralized location, allowing us to deliver a consistent, seamless experience to our customers, regardless of the location or time of day. The core elements of this delivery and support model consist of:

Single point-of-contact for all circuit installations. Customers work with a dedicated Customer Activation Manager, or CAM, during the service installation and activation process for every circuit, including international locations. The CAM supports the customer throughout their lifecycle as a customer. Customer service activations are performed by engineers who are available based on the customer’s requirements regardless of the day of week or time of day.

Global provisioning expertise. Service delivery is managed by an experienced pricing and provisioning team with insight into the operators, processes and systems of over 100 carriers around the world.

Global supplier management. Carrier diversity is created by locating network hubs in carrier-neutral data centers, supported by an experienced team that measures and manages key elements of supplier performance to optimize service pricing and delivery.

Seamless global network operations. We operate NOCs in London, United Kingdom and Plano, Texas that actively monitor customer networks, handle all customer calls and proactively address customer service issues as they arise. Our customers talk directly to a Masergy Tier 1 technician who is equipped to immediately address customer issues including immediate fault isolation and service restoration.

Proactive monitoring. All services are monitored 24 hours a day, 365 days per year with proactive notification to customers should a service outage or degradation occur. Customer notification delivery is customized to each customer’s needs and is backed by an industry leading SLA.

Customers

Our customers are typically businesses with application performance requirements that span multiple countries. We currently serve approximately 3,900 customer locations across 49 countries, representing most major industry verticals, including financial and professional services, health care, entertainment, broadcasting, hospitality and manufacturing. These companies either purchase products and services directly from us or purchase our solutions through one of our distribution partners. While our solutions are widely accepted across industries, we have found several industries that have specific needs that our solutions uniquely address. These industries include financial services, global manufacturing, legal services and health care. Our top five customers comprised 21.3% of our total revenue in fiscal 2010, with no single customer accounting for more than 6.2% of our total revenue.

Competition

We compete directly with companies that offer global network solutions to multinational businesses. Since managing application performance across multiple locations can be very difficult, particularly when doing so involves multiple regions or countries, there are few service providers that can meet the stringent performance requirements demanded by these businesses. As such, our primary competitors fall into two categories. The first includes the enterprise solutions business units of established network telecommunications companies, including Verizon Business, AT&T, British Telecom, Tata Communications, and Global Crossing. The second group of competitors include global systems integrators that manage complex application delivery solutions, including IBM, Dell/Perot Systems, and HP/EDS.

Intellectual Property

Our value proposition relies, in part, on proprietary software that we developed to provide our customers with highly-efficient visibility and control of their network services. This software provides the service delivery engine for some of our advanced hosted services, specifically for our Intelligent Service Control and Intelligent Network Analyst products.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. We currently have two issued U.S. patents, two issued Hong Kong patents and two issued United Kingdom patents, as well as pending patent applications in Hong Kong and the European Union. We own four registered U.S. trademarks, one registered trademark in the European Union and one registered trademark in Hong Kong. Additionally, we own four registered U.S. copyrights.

We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology.

Government Regulation

We operate as a data provider and reseller of telecommunications services and have received all necessary state and FCC authorizations to do so. We do not operate as a common carrier or a regulated utility company, and are not subject to any pricing, term or condition of service constraints. Also, since we are not a regulated utility company or a certificated carrier, we are not subject to the local 911 emergency service or the related requirements from a regulatory/local perspective. We use certificated carriers to connect to the public switch telephone network (PSTN) to complete off-net calls and we do not accept calls seeking operator assistance, directory assistance or public safety answering point (PSAP). Although we are largely unregulated, we have undertaken a variety of regulatory obligations, including contributing to the cost of the Universal Service Fund in the United States.

Regulation of Access Costs

We lease access circuits from a variety of local and regional providers around the world. Access costs represent our single largest expense, which have a significant impact on our operations, margins and profitability. In the United States, the FCC and the states regulate the rates that incumbent local access providers may charge for access; however, we largely lease access circuits under commercial contracts with our providers, which typically are not subject to tariff regulation.

There is a significant amount of litigation related to access costs in the industry. The complex regulatory structure governing access costs at both the federal and state levels and the difficulty of having such regulations keep pace with technological and service advancements create a high level of uncertainty. This results in a high rate of billing disputes involving large sums of money between carriers. The cost of bill reconciliation and dispute resolution is increasing for the industry as a whole. We have a dedicated group that monitors the billing process from our providers on an ongoing basis.

State Regulation

State agencies exercise jurisdiction over interstate telecommunication services in different ways. We are registered to do business in all 50 states. Within the states we are not considered a common carrier. As a condition of providing interstate telecommunications services, we comply with all state regulatory reporting, tax and fee obligations. These include filing sales tax returns, utility user’s returns, excise tax, special tax and gross receipt tax returns. We also file income tax returns in all required states.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the states regulatory authority. Fines and other penalties may also be imposed for such violations. As we continue our operations, the requirements specific to an individual state will be continually evaluated to ensure compliance with the rules and regulations of each state.

Local Regulation

In certain locations we are required to obtain local licenses or other local operating rights. In some of the areas where we provide services, we pay local license or franchise fees based on a percentage of gross revenue. Cities that do not currently impose fees may seek to impose them in the future, and existing franchise fees and gross receipts fees could increase in the future. We comply with all the current requirements.

International Regulation

Due to the international nature of our operations, we are subject to complex and varying tax laws and rules.

We derive a portion of our revenue from international operations and have physical assets in a number of jurisdictions along our routes, including Singapore, Hong Kong, Japan, Australia, Canada, Germany, France and the United Kingdom. We lease capacity and obtain services from carriers in those and other regions. As a result, our business is subject to particular risks from operating in some of these areas.

Background on Universal Service Fund

The Federal Communications Commission (FCC) regulates interstate and international communication services, including access to local communication networks for the origination and termination of these services. Because we provide interstate and international telecommunication services on a resale basis, we are required to support and contribute to the Universal Service Fund, which is administered through the Universal Service Administrative Company. USAC is an independent, not-for-profit corporation designated as the administrator of the federal Universal Service Fund by the FCC. USAC administers USF programs for high-cost companies serving rural areas, low-income consumers, rural health care providers, schools and libraries.

As the administrator of the USF, USAC is the data collection agent for required FCC forms that report telecommunications revenue. FCC rules require all telecommunications carriers that provide international and interstate telecommunications services, all providers of interstate telecommunications services that offer interstate telecommunications services for a fee on a non-common carrier basis and all payphone providers that are aggregators, to contribute to the Universal Service Fund.

FCC rules pertaining to the application of the USF for MPLS services are subjective, and we historically collected and remitted USF fees on virtually all services provided to customer locations in the United States. After evaluating competitor USF billing practices pertaining to MPLS services, we learned that there was a wide disparity in the interpretation guidance and application of USF with respect to MPLS services. Our analysis showed that the most common industry practice was to collect and remit USF on the underlying transport (local access) charges, but not on other MPLS charges since these other services could be classified as information services under FCC guidance, which are not subject to USF surcharges. In some cases carriers didn’t apply USF against any MPLS services including local access charges. Because of the wide disparity in the interpretation and application of FCC USF guidance, on March 30, 2009, we filed a petition with the FCC asking for clarification of USF rules as they relate to MPLS services.

Change in USF Application Methodology

After filing our petition and reviewing the responses of other service providers and correspondence between USAC and the FCC, effective October 1, 2009, we modified our USF application methodology to include only the local access component of our MPLS services as subject to USF. As a result, we started billing and remitting USF only on telecommunications services provided to customer locations in the U.S., which generally are comprised of local access and voice charges. This change in USF application methodology resulted in a prospective reduction in USF fee revenue and a similar reduction in USF fee costs, included within cost of services. We also later revised our previously submitted USF reports from 2009 and 2010 to reflect this change, resulting in USF refunds totaling $5.9 million, which are reflected as reductions of both revenue and cost of services in fiscal 2010. We intend to refund these fees to customers in the future. The FCC has taken no further actions relating to our clarification request and we do not anticipate that they will take any actions or provide any additional guidance in the near future. Based on our interpretation of the FCC rules pertaining to the application of USF against MPLS services and similar USF application practices of many of our competitors, we believe the risk of receiving an unfavorable ruling associated with our change in USF application methodology is remote.

Employees

As of September 30, 2010, we had 158 employees. We consider our current relationship with our employees to be good. Our employees are not represented by a labor union and are not subject to a collective bargaining agreement.

Facilities

We currently lease approximately 29,000 square feet of space for our corporate headquarters and network operations center in Plano, Texas under a lease agreement that expires in December 2011. We also have offices in London, United Kingdom, New York City, San Francisco, California and Fairfax, Virginia. We also have data center agreements for our 27 network hubs. We believe our current office and data centers will be adequate for the foreseeable future.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings arising from our ordinary course of business. We are currently not involved in any legal proceeding that we consider material.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages and positions as of October 29, 2010 are set forth below:

Name	Age	Position(s)
Royce Holland	61	Executive Chairman
Chris MacFarland	38	Chief Executive Officer and Director
Robert Bodnar	43	Executive Vice President, Chief Financial Officer and Secretary
Tim Naramore	48	Chief Technology Officer
John Dumbleton	43	Senior Vice President, Business Development
Scott Stricklin	47	Senior Vice President, Global Sales
Donald Detampel (1), (2), (3)	55	Director
Gail Schoettler (1), (2), (3)	66	Director
G. Jackson Tankersley, Jr. (3)	61	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Royce Holland has served as the Executive Chairman of our board of directors since February 2008 and as a member of our board of directors since January 2005. From January 2006 to February 2008, Mr. Holland was Chief Executive Officer and Director of McLeodUSA, a competitive local exchange carrier that was sold to PAETEC Holding Corp. in February 2008. From 1997 until 2004, Mr. Holland served as Co-Founder, Chairman and CEO of Allegiance Telecom Inc. Allegiance filed for bankruptcy in May 2003, and was acquired by XO Communications, Inc. in 2004. Prior to founding Allegiance, he served as President and Co-Founder of MFS Communications Company Inc., one of the first competitive local carriers with operations in 52 metropolitan areas in North America, Europe and Asia. Mr. Holland previously served as Chairman of ALTS, the trade industry association for facilities-based competitive local exchange carriers, and was appointed by President George H. W. Bush to the National Security Telecommunications Advisory Committee and by Governor George W. Bush to the Texas E-Government Task Force. Mr. Holland holds a B.S. in engineering from the University of Texas at Austin. As our Executive Chairman, Mr. Holland brings expertise and knowledge regarding our business and operations to our board of directors, providing both strategic and operational guidance. He also has an extensive background in the communications industry as well as experience gained in various leadership and advisory roles.

Chris MacFarland has served as our Chief Executive Officer since July 2010 and as a member of our board of directors since October 2010. He previously served as our Chief Operating Officer from August 2008 until July 2010. Prior to joining Masergy, Mr. MacFarland served as Chief Technology Officer of PAETEC Holding Corp. through PAETEC’s acquisition of McLeodUSA in February 2009. Mr. MacFarland joined McLeodUSA in early January 2006 where he was responsible for leading the network architecture, marketing, technical product development, corporate training, engineering and network planning functions. Prior to McLeodUSA, he served in executive positions for a variety of telecommunications and technology companies, including BroadSoft, Allegiance Telecom, Verio and CompuNet. Mr. MacFarland currently serves on the board of directors for Access Media 3. Mr. MacFarland brings to the board an extensive technical and operational background gained through his career as a technology and operations executive.

Robert Bodnar has served as our Chief Financial Officer and Secretary since August 2005 and was additionally named Executive Vice President in July 2010. Mr. Bodnar is responsible for formulating financial strategy in addition to leading our finance and accounting operations and network access management group. Prior to joining Masergy, Mr. Bodnar served as Vice President and Chief Financial Officer at Covaro Networks, a developer and manufacturer of networking hardware through the sale of Covaro’s operations to ADVA Optical Networking in early 2006. Prior to Covaro, Mr. Bodnar worked in a variety of senior financial and accounting positions at Metera Networks, Spaghetti Warehouse restaurants and KPMG. Mr. Bodnar holds an M.B.A. from Baylor University and a B.B.A. from Texas A&M University.

Tim Naramore has served as our Chief Technology Officer since March 2008. Mr. Naramore is responsible for the IT, systems and software development, network engineering, product management and marketing groups at Masergy. Prior to joining Masergy, Mr. Naramore served as Chief Information Officer and Group Vice President of IT at McLeodUSA where he was responsible for teams that managed the overall assessment, security and stability improvement of all internal IT and core financial and network systems. He previously held Chief Information Officer positions at Broadwing Communications and Allegiance Telecom, Inc., was Director of Product Development at Netcom/ICG, and held a variety of technical positions at Frito-Lay, Inc., Boeing Computer Services and Texas Instruments. Mr. Naramore holds a B.S. in information systems from Pittsburg State University.

John Dumbleton has served as our Senior Vice President, Business Development since May 2008. He is responsible for business development activities and the development and management of our strategic business relationships with channel partners. Prior to joining Masergy, from February 2006 to February 2008, Mr. Dumbleton served as the Group Vice President of Wholesale and Indirect Channels at McLeodUSA, where he managed the strategic development of the wholesale, resale and channel partner businesses including sales, sales support and product development. He previously served in management positions at Allegiance Telecom and MCI (now Verizon Business). Mr. Dumbleton holds an M.B.A. and B.S. in industrial engineering and operations research from Virginia Polytechnic Institute.

Scott Stricklin has served as our Senior Vice President, Global Sales since November 2008. From March 2007 through November 2008, Mr. Stricklin was Application Portfolio Manager for Micro Focus, a developer of enterprise application management software, where he was responsible for North American sales of enterprise portfolio management services. From 2005 to 2007, Mr. Stricklin was Director of Sales for Data Mirror, an IBM subsidiary, where he had sales responsibility for 21 U.S. states, Mexico, Central and South America. Mr. Stricklin previously held senior management positions running both regional and national sales organizations at Compuware, Allegiance Telecom and MFS. Mr. Stricklin holds a B.S. in marketing from Dallas Baptist University.

Donald Detampel has been a member of our board of directors since November 2003. Mr. Detampel is currently an Executive Vice President and the President of Commercial Services for Charter Communications, Inc. From March 2010 to August 2010, Mr. Detampel served as Senior Vice President of Business Services for Comcast Corporation. From May 2008 to February 2010, Mr. Detampel was Executive Chairman at New Global Telecom, Inc., a wholesale provider of VoIP services, which was acquired by Comcast in February 2010. From February 2004 through April 2006, Mr. Detampel served as Chief Executive Officer of Raindance Communications, Inc., which was sold to West Corporation in 2006. Mr. Detampel previously served in various executive positions for One Secure, Inc., GlobalCenter, Inc., Frontier Communications, ConferTech International, LinkUSA Corporation and Schneider Communications. Mr. Detampel also serves on the board of directors of Peer 1 Networks and the Zayo Group, LLC and on the advisory council of Advanced Data Centers. Mr. Detampel holds a B.A. in mathematics and a B.S. in physics from St. Norbert College. Mr. Detampel’s broad and diverse experience in the communications industry and his successful transactional track record combined with his technical expertise, provides our board with industry knowledge, historical perspective and strategic focus. In addition, Mr. Detampel has served on numerous audit committees and his experience in actively supervising financial operations during his career provides additional financial experience to our board of directors.

Gail Schoettler has been a member of our board of directors since December 2005. Dr. Schoettler also currently serves on the boards of AspenBio Pharma, Inc., Delta Dental of Colorado and The Colorado Trust. Dr. Schoettler has served as a U.S. Ambassador and as Colorado’s Lieutenant Governor and State Treasurer. Dr. Schoettler currently owns eGlobal Education LLC, a travel company focused on introducing business and community leaders to their counterparts overseas and she participates in the management of her family’s cattle ranch, vineyards and real estate enterprises. Dr. Schoettler holds M.A. and PhD degrees in African History from the University of California at Santa Barbara and a B.A. in economics from Stanford University. Dr. Schoettler has been awarded the French Legion of Honor, France’s highest civilian award, among other numerous awards during her career. Dr. Schoettler brings to our board of directors a wide array of professional, financial and cultural experience gained from her service to her state as an elected official, numerous board memberships and various business endeavors.

G. Jackson Tankersley, Jr. has served as a member of our board of directors since October 2000. Mr. Tankersley is the Managing Director of Meritage Funds, a venture capital fund he founded in 1998. Mr. Tankersley serves on the board of directors of Cakebread Cellars. Mr. Tankersley received a B.A. with high honors in economics from Denison University, and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College. Mr. Tankersley currently serves on the Executive Advisory Board of the Tuck Center for Private Equity and Entrepreneurship. Mr. Tankersley’s business experience, including his over 30 year career as a venture capital investor and member of the board of directors of numerous companies, gives him valuable insight into our industry. He provides seasoned business judgment and broad strategic vision to our management and our board processes.

Our executive officers are elected by, and serve at the discretion of, our board of directors. Certain of our stockholders who beneficially own shares representing approximately 98% of our outstanding capital stock as of September 30, 2010 have entered into a stockholders agreement that, among other things, provides for the voting of their shares with respect to the constituency of our board of directors. See “Certain Relationships and Related Party Transactions—2005 Stockholders Agreement” for further description of this agreement. The current members of our board of directors have been elected by our stockholders voting in accordance with the terms of the stockholders agreement. The stockholders agreement will terminate upon completion of this offering.

There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of five members. Upon completion of this offering, our board of directors will be classified, consisting of these classes of directors, each serving for staggered three-year terms. At each annual meeting of stockholders, a portion of our directors will be elected for a three-year term until their successors are elected and qualified, or until their earlier resignation or removal. We expect that our amended and restated certificate of incorporation and our amended and restated bylaws, to be effective upon the completion of this offering, will provide that the number of our directors will be fixed from time to time by a resolution of the majority of our board of directors.

Director Independence

In October 2010, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that three of our five current directors are “independent directors” as defined by the rules of the SEC and the New York Stock Exchange, or NYSE. This constitutes a majority of our board of directors, as required by the rules of the SEC and the NYSE.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results;

•	preparing the audit committee report required in this prospectus and in our annual proxy statement; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our audit committee is currently composed of Mr. Detampel and Dr. Schoettler. Mr. Detampel has been appointed the Chair of our audit committee. Our board of directors has determined that each member of our audit committee is independent under the applicable requirements of the NYSE and the SEC. Our board of directors has determined that each member of our audit committee meets the requirements for financial literacy and sophistication. While we believe Mr. Detampel qualifies as an “audit committee financial expert,” under the applicable requirements of the NYSE and the SEC, we intend to add another member to our audit committee to serve as the “audit committee financial expert.”

Our board of directors has adopted an audit committee charter. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, will comply with the applicable requirements of the NYSE and the SEC. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our audit committee charter will be posted on the investor relations portion of our website at http://www.masergy.com and will be available without charge, upon request in writing to Masergy Communications, Inc., 2740 North Dallas Parkway, Suite 260, Plano, Texas 75093, Attn: Chief Financial Officer.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our Executive Chairman, Chief Executive Officer and other executive officers;

•

reviewing and approving the following for our Executive Chairman, Chief Executive Officer and our other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements, change in control arrangements and any other benefits or compensation arrangements;

•	reviewing the succession planning for our executive officers;

•	reviewing and recommending compensation goals and bonus and stock compensation criteria for our employees;

•	reviewing and recommending compensation programs for outside directors;

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement;

•	administering, reviewing and making recommendations with respect to our equity compensation plans; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our compensation committee is currently composed of Mr. Detampel and Dr. Schoettler. Dr. Schoettler has been appointed to serve as the Chair of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the applicable requirements of the NYSE and the SEC, is a non-employee director, as defined by Rule 16b-3 promulgated under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code.

Our board of directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee’s charter and functioning, will comply with the applicable requirements of the NYSE and the SEC. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our compensation committee charter will be posted on the investor relations portion of our web site at http://www.masergy.com and will be available without charge, upon request in writing to Masergy Communications, Inc., 2740 North Dallas Parkway, Suite 260, Plano, Texas 75093, Attn: Chief Financial Officer.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•

recommending members for each board committee to our board of directors; reviewing and monitoring our code of business conduct and ethics and actual and potential conflicts of interest of members of our board of directors and officers; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our nominating and governance committee is currently composed of Dr. Schoettler, Mr. Detampel and Mr. Tankersley. Dr. Schoettler has been appointed as the Chair of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee is independent under the applicable requirements of the NYSE and the SEC.

Our board of directors has adopted a nominating and governance committee charter. We believe that the composition of our nominating and governance committee, and our nominating and governance committee’s charter and functioning, will comply with the applicable requirements of the NYSE and the SEC. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our nominating and governance committee charter will be posted on the investor relations portion of our website at http://www.masergy.com and will be available without charge, upon request in writing to Masergy Communications, Inc., 2740 North Dallas Parkway, Suite 260, Plano, Texas 75093, Attn: Chief Financial Officer.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), including directors and consultants. Following the completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations portion of our website at http://www.masergy.com and will be available without charge, upon request in writing to Masergy Communications, Inc., 2740 North Dallas Parkway, Suite 260, Plano, Texas 75093, Attn: Chief Financial Officer. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website.

Compensation Committee Interlocks and Insider Participation

Prior to October, 2010, Mr. Holland, our Executive Chairman, served as a member of our compensation committee and participated in deliberations of our compensation committee concerning the compensation of executive officers other than himself. None of the directors who currently serve as members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Historically, we have not paid any cash compensation to our directors for their services as directors or as members of committees of our board of directors. We have instead granted options to our non-employee directors who are not affiliated with our major stockholders as set forth below. However, effective upon completion of this offering, we will provide our independent directors with both cash and equity compensation as described below.

Director Compensation Table for Year Ended June 30, 2010

Prior to completion of this offering, our directors did not receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. However, certain non-employee directors did receive stock-based compensation in the form of stock option grants, which vest over a period of four years. We also reimburse our directors for reasonable travel, lodging and other expenses incurred in connection with attending meetings of the board and its committees. The following table sets forth a summary of the compensation earned during fiscal 2010 by our non-employee directors.

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Donald Detampel	$—	$2,010	$2,010
Gail Schoettler	—	2,040	2,040
G. Jackson Tankersley, Jr. (2)	—	—	—

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note G of Notes to Consolidated Financial Statements for the fiscal year ended June 30, 2010 for a discussion of assumptions made in determining the grant date fair value of our stock option awards. The following table shows the aggregate number of outstanding stock option awards held by each of our non-employee directors as of June 30, 2010:

Name	Outstanding Stock Option Awards at June 30, 2010
Donald Detampel	14,500	(a)
Gail Schoettler	11,500	(b)
G. Jackson Tankersley, Jr.	—

(a)	Consists of (i) an option to purchase 3,000 shares of our common stock at an exercise price of $10.00 per share, (ii) an option to purchase 8,500 shares of our common stock at an exercise price of $1.62 per share and (iii) an option to purchase 3,000 shares at $5.05 per share.

(b)	Consists of (i) an option to purchase 8,500 shares of our common stock at an exercise price of $1.62 per share and (ii) an option to purchase 3,000 shares of our common stock at an exercise price of $5.05 per share.

(2)	Mr. Tankersley, who is affiliated with a major stockholder, has not received any option grants.

Independent Director Compensation Plan

In October, 2010, our board of directors approved the following compensation plan for our independent directors, which will become effective upon completion of this offering. The board adopted this plan after review of director compensation data provided by a third-party consultant. Our stockholders approved the independent director compensation plan in October 2010.

Cash Compensation: Following completion of this offering, non-employee directors will receive an annual retainer of $25,000. The chair of our audit committee will be paid an additional annual retainer of $15,000 and the chair of each of our other board committees will be paid an additional annual retainer of $10,000. We will appoint one of our outside directors as lead independent director, who will be paid an additional annual retainer of $15,000. Each non-employee director who attends in person a regularly-scheduled meeting of the board and the meetings of any committee (of which such individual is a member) held in conjunction with the board meeting will receive an aggregate fee of $2,000 for each such board meeting. Each non-employee board member who attends any other board or committee meetings, whether in person or telephonically, will receive $1,000 for each such meeting. Annual retainers will be pro rated for any partial fiscal years.

Equity Compensation: Our non-employee directors will receive automatic grants under our 2010 Incentive Compensation Plan as described below.

Each individual who is a serving as a non-employee director on the date of the underwriting agreement for this offering (the “Underwriting Date”) and each individual who is first elected or appointed as a non-employee director other than at a regular annual stockholders meeting at any time after the Underwriting Date will automatically be granted, on the Underwriting Date or the date of such initial election or appointment, as applicable (the “Initial Grant Date”), an award in the form of a stock option or restricted stock units with a value determined by multiplying the Initial Applicable Amount by a fraction, the numerator of which is the number of months (including any partial month, expressed as a fraction) that will elapse between the Initial Grant Date and the November 1st immediately following such Initial Grant Date, and the denominator of which is twelve (12)

months (the “Initial Grant”). On the date of each regular annual stockholders meeting, beginning with the 2011 Annual Stockholders Meeting, each non-employee director who is first elected at such annual meeting to serve as a non-employee director or whose Initial Grant has vested in full at such annual meeting, subject to such director’s continuing service after such annual meeting, will automatically be granted a one-time award in the form of a stock option or restricted stock units with a value equal to the Meeting Applicable Amount (the “Meeting Grant”). On the date of each regular annual stockholders meeting, beginning with the 2014 Annual Stockholders Meeting, each non-employee director whose Meeting Grant vests in full on such date or has previously vested in full will automatically be granted an award in the form of an option or restricted stock units with a value equal to the Annual Applicable Amount (the “Annual Grant”).

Our compensation committee will have the sole discretion to determine the amount and type of such awards within the foregoing limitations. For purposes of the Initial Grant, the Meeting Grant and the Annual Grant, the value of an award will be calculated as follows: (A) the value of an option share will be equal to the fair value of an option share as estimated on the date of grant for purposes of our financial statements and (B) the value of a restricted stock unit will be equal to the fair market value per share of common stock on the date of grant. The Initial Applicable Amount, the Meeting Applicable Amount and the Annual Applicable Amount will be determined by the compensation committee on or before the grant date of the award, but in no event will exceed $65,000, $195,000, and $65,000, respectively.

The shares subject to each Initial Grant will vest on the date of the regular annual stockholders meeting next held after the award grant date, provided the participant continues in board service up to such date. The shares subject to each Meeting Grant will vest in three equal installments, with one-third of the shares vesting on the dates of each of the three regular annual stockholders meetings following the date the Meeting Grant is awarded, provided the participant continues in board service up to each such date. The shares subject to each Annual Grant will vest on the date of the regular annual stockholders meeting next held after the award grant date, provided the participant continues in board service up to such date. However, the shares subject to such plan will immediately vest upon a change in control or upon the director’s cessation of board service by reason of death or disability.

Stock Ownership Guidelines: Effective upon completion of this offering, we have implemented stock ownership guidelines for non-employee directors which require each non-employee director to own 7,500 shares of our common stock, with a three (3) year period from the later of (i) the Underwriting Date and (ii) his or her initial election or appointment to the board to attain that ownership level. Any shares acquired upon exercise or vesting of any equity awards and held by the non-employee director will count towards this stock ownership.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers identified in the Summary Compensation Table that follows this discussion for our fiscal year ended June 30, 2010 should be read together with the compensation tables and related disclosures that follow this discussion.

Compensation Philosophy and Objectives

Our philosophy is to provide compensation to each of our named executive officers that will motivate and retain the executive, furnish incentives to achieve and exceed short-term and long-term corporate objectives as determined by our board of directors and align the named executive officers’ incentives with the long-term interests of our stockholders.

Based on this philosophy, the primary objectives of our board of directors and compensation committee with respect to executive compensation are to:

•	Establish a compensation structure that is sufficiently competitive to attract, retain and motivate outstanding executive talent;

•

ensure that executive compensation is aligned with our corporate strategies and business objectives by linking a substantial portion of compensation to the achievement of our key strategic, financial and operational goals; and

•	align the incentives of the named executive officers with the creation of value for our stockholders.

Compensation Decision-Making Process

Historically, our compensation committee has evaluated, analyzed and made recommendations to the board of directors with respect to the cash compensation payable to our named executive officers. Our board of directors has evaluated and reviewed the equity compensation payable to our named executive officers and has approved all components of compensation of our named executive officers after taking into consideration the recommendations of the compensation committee. Effective with this offering, the compensation committee will evaluate, oversee and establish all components of compensation for our named executive officers. For a discussion of the independence of our board of directors, see “Management—Director Independence.” For a discussion of the independence and the specific responsibilities of our compensation committee, see “Management—Committees of the Board of Directors—Compensation Committee.”

Compensation levels for our named executive officers for each fiscal year are generally reviewed by the compensation committee and approved by the board in July each year. The principal factors our compensation committee considers include the level of the named executive officer’s responsibilities, performance and individual contributions of our named executive officers, our overall achievement of corporate objectives, recommendations of our Executive Chairman, each named executive officer’s equity ownership and the compensation trends in the industry. Although our compensation committee has the authority to engage an independent compensation consultant to advise it in these reviews, it has not historically done so; instead, the compensation committee has relied on the subjective exercise of its own judgment and experience (including knowledge of industry trends) in making compensation decisions. Our compensation committee expects to engage an independent compensation consultant to advise it on executive compensation matters after completion of this offering.

Role of Management: Our Executive Chairman advises and makes recommendations to the compensation committee on the structure of the annual cash bonus plan. He also makes base salary, cash bonus and long-term incentive compensation recommendations to the compensation committee for each of our named executive officers other than himself based on that officer’s level of responsibility, individual performance and contribution to achieving our overall corporate objectives. Our compensation committee and board of directors consider the Executive Chairman’s input but retain complete authority to approve all compensation-related decisions for our named executive officers. Additionally, our Executive Chairman is not permitted to be present during deliberations or voting by the compensation committee regarding his performance goals, performance evaluation or compensation level and abstains from voting in sessions where our board of directors acts on the compensation committee’s recommendations regarding his compensation.

Compensation Components

Elements of Compensation

We utilize three main components in structuring compensation programs for our executive officers:

•

Base salary, which is the only fixed compensation element in our executive compensation program and is primarily used to recruit and retain executive talent as well as provide executives with a certain level of financial security and continuity from year to year;

•	Performance-based cash bonuses that do not provide any economic guarantees and are primarily designed to reward achievement of our short-term financial and operational goals; and

•	Equity compensation, which is primarily designed to ensure long-term retention of our executive talent and align their interests with our stockholders.

We view each component of compensation as related but distinct. We have not historically had a policy for allocating compensation between cash and non-cash compensation nor are there any pre-established ratios between the principal executive officer’s compensation and that of the other named executive officers. We determine the appropriate level for each compensation component based in part, but not exclusively, on our retention goals and short-term and long-term Company objectives. However, our compensation committee’s philosophy is to make a substantial portion of our executive officers’ compensation performance-based in order to align our officers’ interests with our stockholders’ interests.

Base Salaries

Base salaries are set at levels that are intended to recognize the experience, skills, knowledge and responsibilities required of all our named executive officers. Base salaries for our named executive officers (other than Mr. Holland) have typically been negotiated as a part of the employment offer letters with our named executive officers at the outset of employment. Mr. Holland’s base salary was negotiated at the time he was appointed to serve as Executive Chairman of the Board. Each executive officer’s base salary level is reviewed annually and may be increased or decreased on the basis of the overall achievement of corporate objectives, each named executive officer’s sustained performance and compensation trends in our industry. However, under the new employment agreements entered into with our named executive officers in October 2010, base salaries payable to our named executive officers may not be decreased following the effective dates of such agreements except on a prorated basis in connection with an across the board reduction for all executive officers.

Fiscal 2010 Base Salaries: In July 2009, our compensation committee conducted a review of our executive compensation program for purposes of evaluating compensation levels for our executives for fiscal 2010. In light of the global economic downturn and its resulting uncertain impact on our customers and our business, our compensation committee elected not to increase base salaries of our named executive officers as of July 1, 2009.

Fiscal 2011 Base Salaries: In July 2010, our compensation committee conducted a review of our executive compensation program for purposes of evaluating compensation levels for our executives for fiscal 2011. The compensation committee recommended and the board approved an increase in Mr. MacFarland’s base salary to $300,000 in consideration of his promotion to Chief Executive Officer and an increase in Mr. Bodnar’s base salary to $275,000 in consideration of his promotion to Executive Vice President. Subsequently, the compensation committee recommended and the board approved an increase in Mr. Holland’s base salary to $250,000 in consideration of the additional responsibilities he assumed in connection with, and will be required of him following, this offering. The new base salaries for Messrs. Holland, MacFarland and Bodnar became effective upon the filing of the initial registration statement for this offering. After review of individual performance and the overall achievement of corporate objectives, the base salaries of the other named executive officers were not increased.

Performance-Based Cash Bonuses

Our non-commissioned employees, including our named executive officers (other than Mr. Holland), are entitled to receive a bonus under our annual corporate bonus plan. Mr. Holland does not participate in our annual corporate bonus plan because he and the compensation committee believe that it would be inappropriate for him to participate in this plan since he makes recommendations to and advises the compensation committee on the structure of the plan and the awards for the other named executive officers. In addition, the compensation committee believes that Mr. Holland’s base salary and equity awards are sufficient compensation for his services.

For each fiscal year, our compensation committee determines a target annual bonus for each of our named executive officers and establishes the corporate performance objectives to be attained. These corporate objectives are generally based on our annual operating plan approved by the full board of directors. In July or August of each year, the compensation committee determines the level of attainment of the specified performance goals for the prior fiscal year following its review and approval of the unaudited financial results for such fiscal year. The compensation committee determines the aggregate bonus pool to be paid to all participants in the corporate bonus plan (including employees other than the named executive officers) based on the actual level of attainment of the performance goals. Individual employee bonuses, which are determined based on levels of attainment of the corporate performance goals, may be adjusted upward or downward based on a discretionary assessment of individual, general corporate and/or group performance; provided, however, that the aggregate bonus pool remains the same. Payments under the annual corporate bonus program are made in one lump sum following board approval of the bonuses.

For fiscal 2010, target bonuses were 50% of the base salary earned by each named executive officer during fiscal 2010 and the performance objectives were our Adjusted EBITDA (prior to calculation of the annual corporate bonus) and total revenue performance in comparison to our fiscal 2010 annual operating plan, as well as customer satisfaction results. The metric used for determining customer satisfaction was the Net Promoter Score (NPS), which was developed by Bain & Company and published in the Harvard Business Review in 2003.

Potential bonuses for each named executive officer ranged from 0% to 150% of his target (subject to adjustment up or down as determined by the compensation committee). The actual bonuses payable to each of our named executive officers was to be determined on the basis of the following factors: (i) 80% based on attainment of Adjusted EBITDA and total revenue, (ii) 20% based on NPS results and (iii) the compensation committee’s subjective evaluation of the individual performance of each named executive officer, general corporate and/or group performance.

Financial Performance Goals: For the financial performance goals, our compensation committee established threshold levels of pre-bonus Adjusted EBITDA that would entitle the named executive officers to receive varying percentages of their target bonus amount attributable to this objective. Such bonus percentages were subject to reduction if specified total revenue thresholds were not also achieved. For pre-bonus Adjusted EBITDA achievement percentages in between those reflected in the table below, linear interpolation was to be used to determine the actual percentage of target bonus payable under this objective.

The actual amount of bonus payable under financial performance objective was to be based upon the actual pre-bonus Adjusted EBITDA and total revenue achieved in relation to the following table:

Pre-Bonus Adjusted EBITDA Achieved	Revenue Threshold Required	Percentage of Target Bonus Payable Under Objective
<$15,063,673	—	0%
$15,063,673	$100,400,000	50%
$17,281,938	$102,000,000	90%
$18,598,793	$105,000,000	100%
$20,178,126	$107,400,000	110%
$21,362,626	$110,600,000	120%
$22,784,026	$113,000,000	135%
$23,968,526	$115,000,000	150%

No bonus was payable if our pre-bonus Adjusted EBITDA was not at least $15,063,673. In addition, any bonus earned on the basis of level of attainment of Adjusted EBITDA was subject to reduction if the corresponding total revenue target was not achieved. For instance, the bonus payout would be capped at 50% of target if total revenue was less than $100,400,000 even if pre-bonus Adjusted EBITDA indicated a larger payout percentage. For purposes of determining the revenue threshold achieved, the board of directors agreed that the $5,857,075 in USF refunds would be added back since this was an unbudgeted initiative undertaken for the benefit of our customers, which had no impact on Adjusted EBITDA or net income. See“Business—Government Regulation—Change in USF Application Methodology.”

For fiscal 2010, we achieved pre-bonus Adjusted EBITDA of $17,660,240 and total revenue of $103,395,500 prior to the $5.9 million in USF refunds. As a result, our named executive officers were entitled to receive 92.9% of their respective bonus targets payable under this objective.

NPS Goals: Under the NPS objective for fiscal 2010, the compensation committee established threshold levels that would entitle the named executive officers to receive varying percentages of their target bonus amount attributable to this objective. A company’s NPS value is calculated by taking the percentage of customers who are very willing to recommend the company (“promoters”) and subtracting those that are somewhat willing or not at all willing to recommend the company (“detractors”). The average NPS value varies by industry, and the NPS industry average for MPLS network service providers was 15 based on a study entitled 2007-2008 MPLS- based VPN Total Customer Experience State-of-the-Market Report conducted by Kubernan, an independent research group in late 2007. The actual amount of bonus payable under the NPS objective was to be based upon our NPS score achieved in fiscal 2010 in accordance with the following table:

Net Promoter Score (NPS) Value Achieved	Percentage of Target Bonus Payable Under Objective
<15	0%
15 - 19	50%
20 - 36	100%
>36	150%

We hired CSM Research, Inc. to administer the fiscal 2010 customer satisfaction survey and validate the NPS results. According to their analysis, during fiscal 2010, we achieved a NPS value of 42. As a result, our named executive officers were entitled to receive 150% of their respective bonus targets payable under this bonus objective.

Fiscal 2010 Payments: Based on the levels of achievement of the financial performance and NPS goals, our named executive officers were entitled to receive 104.3% of their respective target bonuses. This percentage was derived by multiplying the 92.9% achievement on financial performance portion of the plan by 80% and adding 20% of the 150% achievement, or 30%, for the NPS portion of the plan. Based on the exemplary performance of our executive officers in managing the company during challenging economic conditions and ending the fiscal year on a positive note, as well as the achievement of a significant increase in customer satisfaction results, the compensation committee exercised its discretion and recommended (and the board approved) an increase in the bonuses to be awarded to our named executive officers. The actual bonuses awarded to our named executive officers are summarized in the following table:

	Fiscal 2010		Actual Bonus as a Percent of Target Bonus
Named Executive Officer	Target Bonus ($)	Actual Bonus ($)
Royce Holland (1)	—	—	—
Chris MacFarland	$120,000	$137,958	115%
Robert Bodnar	115,000	132,209	115%
Tim Naramore	111,250	127,898	115%
John Dumbleton	105,750	116,575	110%

(1)	Mr. Holland does not participate in any performance-based cash bonus programs.

Fiscal 2011 Bonus Plan: At its July 2010 meeting, the board of directors approved the annual bonus plan for fiscal 2011 fiscal year and set the performance targets that will be in effect for that plan. The structure is substantially similar to the fiscal 2010 plan described above except that under the fiscal 2011 plan we have established new performance targets for pre-bonus Adjusted EBITDA and total revenue and that 90% of the bonus will be determined based on achievement of these financial performance goals and 10% on achievement of NPS results. The target bonus range under the financial performance objective is as follows:

Percentage Achievement of Target Pre-Bonus Adjusted EBITDA	Percentage of Target Total Revenue Threshold Required	Percentage of Target Bonus Payable Under Objective
<81.0%	—	0%
81.0%	94.9%	50%
94.8%	97.1%	90%
100.0%	100.0%	100%
107.7%	101.5%	110%
113.4%	104.5%	120%
120.3%	106.9%	135%
126.1%	108.7%	150%

The target bonus range under the NPS objective will be as follows:

Net Promoter Score (NPS) Value Achieved	Percentage of Target Bonus Payable Under Objective
<20	0%
20 - 25	50%
26 - 35	75%
36 - 42	100%
43 - 49	125%
>49	150%

The board of directors believes the fiscal 2011 targets are challenging, but attainable, based on historical increases in Adjusted EBITDA and total revenue.

Equity Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. Historically, our equity awards to our named executive officers have been in the form of stock options. We believe that stock options, which have value only if the stock price increases subsequent to the date of grant, provide our named executive officers with a direct interest in our long-term performance, create an ownership culture and align the interests of our named executive officers and our stockholders.

Grants of stock option awards, including those to our named executive officers, are all approved by our board of directors and are granted at an exercise price at or above the fair market value of our common stock on the date of grant. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Components of Our Results of Operations—Valuation of Common Stock” for a discussion of our methodology to determine the fair market value of our common stock. Stock options typically vest over a four-year period, with 25% of the shares vesting after one year, then 1/48 per month over 36 months, subject to continued service through each applicable vesting date. We believe that the four-year vesting period of our stock option grants furthers our objective of executive retention as it provides an incentive to our executives to remain in our employ during the vesting period. We typically make an initial stock option grant to a new executive officer or employee in connection with the commencement of his or her employment. Additionally, our board of directors reviews our equity compensation program annually and at its discretion, may grant additional stock options to existing employees consistent with our executive compensation program objectives.

Fiscal 2010 Grants: In July 2009, our board authorized the grant of an option for 100,000 shares to Mr. MacFarland, which had been negotiated at the time of his initial employment. In addition, Mr. Naramore and Mr. Dumbleton each received option grants for 25,000 shares in recognition of their performance during fiscal 2009 and the compensation committee’s subjective determination that their previous option holdings did not reflect their performance. The stock options we granted to our named executive officers in fiscal 2010 are set forth under “Executive Compensation—Grants of Plan-Based Awards.”

Fiscal 2011 Grants: In September 2010, our board approved a grant of options to Mr. MacFarland and Mr. Bodnar for 115,000 shares and 40,000 shares, respectively, in connection with their promotions to Chief Executive Officer and Executive Vice President, respectively.

At the discretion of our compensation committee, we expect to continue to grant new equity awards to named executive officers annually consistent with our overall executive compensation program objectives. In determining the size of stock option grants to named executive officers in future years, we expect that our compensation committee will consider comparative equity ownership of executives employed by comparable public companies, our financial performance, the applicable named executive officer’s achievement of performance objectives, the amount of equity compensation previously awarded to the named executive officer, the vesting of previous awards and the recommendations of our Executive Chairman.

Stock Ownership Guidelines and Clawback Policies: As a private company, we have not adopted any stock ownership guidelines or policies relating to clawback of incentive payouts for any executive officers. However, our compensation committee may in the future establish such guidelines and policies as it deems appropriate.

Severance and Change in Control Benefits

We entered into employment agreements with our named executive officers effective in October 2010. The terms of these agreements are summarized below under “Executive Compensation—Agreements Regarding Employment, Change in Control and Termination of Employment.” Pursuant to such agreements, our named executive officers are entitled to receive certain severance benefits in connection with certain terminations of employment, including in connection with a change in control. Such benefits will be triggered, other than in connection with a change in control, only if the employment of such officer is terminated by us other than for misconduct. Such benefits will be triggered in connection with a change in control only if, within 24 months after a change in control, the employment of such officer is terminated by us, other than for misconduct, or if he resigns in connection with (i) a material reduction of his duties and responsibilities, (ii) a material decrease in his level of compensation or (iii) a relocation of his or her principal place of employment by more than 50 miles.

The severance benefits payable in connection with a change in control are designed to serve two primary purposes: (i) encourage the executive officers to remain in our employ in the event of an actual or potential change in control transaction and (ii) align the interests of the executive officers with those of our stockholders by enabling the executive officers to consider acquisition transactions that are in the best interests of the stockholders and provide opportunities for the creation of substantial stockholder value without undue concern over whether those transactions may jeopardize their employment or their existing compensation arrangements. The committee believes that the severance benefits payable on an involuntary termination prior to a change in control serve as an important recruitment and retention tool that allows us to remain competitive in attracting and retaining executive talent.

Outstanding options held by our named executive officers will accelerate upon a change in control. The compensation committee believes that such single trigger accelerated vesting serves as a retention tool and provides a substantial incentive for those officers to remain focused on our business without undue concern over their own financial security should the company become an acquisition target.

Our severance and change in control provisions for the named executive officers are summarized below in “Executive Compensation—Agreements Regarding Employment, Change in Control and Termination of Employment.”

Benefits and Other Compensation

We maintain broad-based employee benefit plans, which are provided to all eligible employees, including our named executive officers, who participate at the same level as our employees. These plans include group medical and dental programs, life insurance, disability insurance, flexible spending accounts and a 401(k) savings plan for our employees based in the United States and a defined contribution pension plan for our employees based in the United Kingdom.

We believe these benefits are consistent with the benefits offered by companies with which we compete for employees and are necessary to attract and retain qualified employees.

Perquisites

We believe that cash and equity compensation are the two key components in attracting and retaining management talent and therefore do not generally provide any substantial perquisites to our named executive officers.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for certain compensation in excess of $1 million per year paid by a publicly held company to certain executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a company before it was publicly held. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, to remain competitive with other employers, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table provides information regarding the compensation paid during our fiscal year ended June 30, 2010 to our principal executive officer our principal financial officer, and our three other highest paid executive officers with aggregate compensation in excess of $100,000. We refer to these individuals as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Royce Holland	2010	101,700	—	—	—	1,947	103,647
Executive Chairman

Chris MacFarland	2010	240,000	12,774	70,000	125,184	4,194	452,152
Chief Executive Officer (5)

Robert Bodnar	2010	230,000	12,241	—	119,968	4,592	366,801
Executive Vice President, Chief Financial Officer and Secretary (6)

Tim Naramore	2010	222,500	11,842	17,500	116,056	4,365	372,263
Chief Technology Officer

John Dumbleton	2010	211,500	6,257	17,500	110,318	4,551	350,126
Senior Vice President, Business Development

(1)	Represents the discretionary portion of the bonuses paid under our annual corporate bonus program in addition to the amounts earned based on achievement of performance goals under that plan.

(2)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note G of Notes to Consolidated Financial Statements for the fiscal year ended June 30, 2010 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(3)	Represents the portion of the awards paid under our annual corporate bonus program based on achievement of performance goals. The material terms of these annual incentive awards are described in this section under “Compensation Discussion and Analysis—Compensation Components—Performance-Based Cash Bonuses.”

(4)	Represents the amount of our matching contributions under our 401(k) savings plan.

(5)	Mr. MacFarland was hired as Chief Operating Officer in August 2008 and promoted to Chief Executive Officer in July 2010.

(6)	Mr. Bodnar was promoted to Executive Vice President in July 2010.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during fiscal 2010 to our named executive officers:

					All Other Option Awards Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Option Awards ($) (3)
Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) (1)
		Minimum	Target	Maximum
Royce Holland (5)	—	—	—	—	—	—	—

Chris MacFarland		$0	$120,000	$180,000
	8/05/09				100,000	$5.05	$70,000

Robert Bodnar		0	115,000	$172,500
	—				—	—	—

Tim Naramore		0	111,250	$166,875
	8/05/09				25,000	5.05	17,500

John Dumbleton		0	105,750	$158,625
	8/05/09				25,000	5.05	17,500

(1)	Represents awards under our annual corporate bonus program for fiscal 2010 for our named executive officers. There is no minimum payout, and the maximum bonus payment amounts are 150% of the targets with the actual bonus amounts, subject to adjustment up or down at the discretion of the compensation committee based on individual, general corporate and/or group performance. The material terms of these annual incentive awards and actual bonus amounts paid under the program for 2010 are discussed under “Compensation Discussion and Analysis—Compensation Components—Performance-Based Cash Bonuses.”

(2)	For a discussion of our methodology for determining the fair market value of our common stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Valuation of Common Stock.”

(3)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note G of Notes to Consolidated Financial Statements for the fiscal year ended June 30, 2010 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(4)	Each stock option was granted under our Amended and Restated 2001 Stock Option/Stock Issuance Plan. Stock options vest over a four-year period, with 25% of the shares vesting after one year, then 1/48 per month over 36 months, subject to continued service through each applicable date. Such options are also subject to acceleration of vesting in the event of a change in control of our company as further described in “Executive Compensation—Agreements Regarding Employment, Change in Control and Termination of Employment.”

(5)	Mr. Holland does not participate in any performance-based cash bonus programs.

Outstanding Equity Awards at June 30, 2010

The following table sets forth information regarding equity awards held by our named executive officers as of June 30, 2010:

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (1)		Number of Securities Underlying Unexercised Options That Have Not Vested (2)	Option Exercise Price ($)	Option Expiration Date
Royce Holland	12,500	(3)	—	$1.62	11/16/2015
	150,000	(4)	—	5.05	2/06/2018
	150,000	(5)	—	5.05	2/24/2019

Chris MacFarland	52,083	(6)	47,917	5.05	10/28/2018
	27,083	(7)	72,917	5.05	8/04/2019

Robert Bodnar	135,400	(3)	—	1.62	11/16/2015
	68,750	(8)	6,250	2.92	1/30/2017

Tim Naramore	53,125	(9)	31,875	5.05	4/23/2018
	6,771	(7)	18,229	5.05	8/04/2019

John Dumbleton	43,750	(10)	31,250	5.05	4/30/2018
	6,771	(7)	18,229	5.05	8/04/2019

(1)	Each stock option was granted pursuant to our Amended and Restated 2001 Stock Option/Stock Issuance Plan and has an exercise price equal to or above the fair market value of our common stock on the date of grant. For a discussion of our methodology for determining the fair market value of our common stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Valuation of Common Stock.” All option grants may be exercised pursuant to a restricted stock purchase agreement prior to vesting and any shares purchased prior to vesting are subject to a right of repurchase in our favor in the event the individual ceases to provide services for any reason, which right lapses in accordance with the vesting schedule of the option. This column represents the vested shares subject to the option notwithstanding the fact that the entire option is currently exercisable.

(2)	This column represents the unvested shares subject to the options.

(3)	This option was granted on November 17, 2005, and vested over a four-year period, with 25% of the shares vesting one year after grant, then 1/48 per month over 36 months and is now fully vested.

(4)	This option was granted on February 7, 2008. This option vested with respect to 1/12 of the shares each month following February 7, 2008 and is now fully vested.

(5)	This option was granted on February 25, 2009. This option vested with respect to 1/12 of the shares each month following February 7, 2009 and is now fully vested.

(6)	This option was granted on October 29, 2008, and vests over a four-year period, with 25% of the shares vesting one year after grant, then 1/48 per month over 36 months, subject to continued service through each applicable date. The option is also subject to acceleration of vesting in the event of a change in control as further described in “Executive Compensation — Agreements Regarding Employment, Change in Control and Termination of Employment.”

(7)	This option was granted on August 5, 2009 and vests over a four-year period, with 25% of the shares vesting one year after grant, then 1/48 per month over 36 months, subject to continued service through each applicable date. The option is also subject to acceleration of vesting in the event of a change in control as further described in “Executive Compensation — Agreements Regarding Employment, Change in Control and Termination of Employment.”

(8)	This option was granted on January 31, 2007 and vests over a four-year period, with 25% of the shares vesting one year after grant, then 1/48 per month over 36 months, subject to continued service through each applicable date. The option is also subject to acceleration of vesting in the event of a change in control further described in “Executive Compensation — Agreements Regarding Employment, Change in Control and Termination of Employment.”

(9)	This option was granted on April 24, 2008 and vests over a four-year period, with 25% of the shares vesting one year after grant, then 1/48 per month over 36 months, subject to continued service through each applicable date. The option is also subject to acceleration of vesting in the event of a change in control as further described in “Executive Compensation — Agreements Regarding Employment, Change in Control and Termination of Employment.”

(10)

This option was granted May 1, 2008 and vests over a four-year period, with 25% of the shares vesting one year after grant, then 1/48 per month over 36 months, subject to continued service through each applicable date. The option is also subject to acceleration of vesting in the event of a change in control as further described in “Executive Compensation — Agreements Regarding Employment, Change in Control and Termination of Employment.”

Option Exercises and Stock Vested

None of our named executive officers exercised any outstanding stock options during fiscal 2010.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our named executive officers and none of our named executive officers participated in a nonqualified deferred compensation plan during the fiscal year ended June 30, 2010.

Agreements Regarding Employment, Change in Control and Termination of Employment

The terms and conditions of the employment of each named executive officer (other than Mr. Holland) were initially set forth in an offer letter entered into upon such officer’s initial employment and a severance agreement entered into in connection with or subsequent to such officer’s initial employment. We entered into a severance agreement with Mr. Holland upon his appointment as Executive Chairman. Each of the named executive officers prior severance agreement sets forth the severance benefits payable to the named executive officer upon his termination of employment prior to or following a change in control. On October 29, 2010, we entered into new employment agreements with each of our named executive officers (including Mr. Holland) which specify the terms and conditions of their continued employment with the company and replace in their entirety the initial offer letters and severance agreements. Each named executive officer’s employment is “at will.” Under the new employment agreements, each named executive officer will be entitled to receive severance benefits upon certain terminations of employment. The terms of employment including the severance benefits for each named executive officer are described below.

Royce Holland

On October 29, 2010, we entered into an employment agreement with Mr. Holland pursuant to which he is entitled to a base salary of $250,000. His base salary will be subject to annual review and may be increased by the compensation committee at its discretion. His base salary may not be decreased except proportionately in connection with an across the board reduction in base salary applying to all executive officers. In addition, Mr. Holland is entitled to participate in the benefit plans generally available to our employees and reimbursement of approved business expenses incurred in connection with his employment.

Under the terms of his employment agreement, should Mr. Holland’s employment be terminated other than for misconduct at any time or if he were to resign for good reason within 24 months after a change in control of the company, Mr. Holland will be entitled to receive (i) salary continuation for a period of twelve (12) months and (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of twelve (12) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions. If any payment made in connection with a change in control or the subsequent termination of Mr. Holland’s employment would be subject to an excise tax under Section 4999 of the Internal Revenue Code (the “280G Excise Tax”), then such payment or benefit will be reduced to the extent necessary to maximize his net after tax benefits.

Chris MacFarland

The offer letter with Mr. MacFarland, dated August 18, 2008, provided for an annual base salary of $240,000 and a target bonus of 50% of his base salary based on achievement of specified performance goals. His current annual base salary is $300,000. In accordance with the terms of his offer letter, on October 29, 2008 Mr. MacFarland was granted an option to acquire 100,000 shares of our common stock at an exercise price of $5.05 per share. The option vests with respect to 25% of the shares upon completion of 12 months of employment and with respect to the remainder in 36 equal monthly installments thereafter, subject to accelerated vesting upon a change in control.

On October 29, 2010, we entered into an employment agreement with Mr. MacFarland pursuant to which he is entitled to a base salary of $300,000 and a target bonus of 50% of his base salary based on achievement of specified performance goals. His base salary will be subject to annual review and may be increased by the compensation committee at its discretion. His base salary may not be decreased except proportionately in connection with an across the board reduction in base salaries applying to all executive officers. In addition, Mr. MacFarland is entitled to participate in the benefit plans generally available to our employees and reimbursement of approved business expenses incurred in connection with his employment.

Under the terms of his employment agreement, should Mr. MacFarland’s employment be terminated other than for misconduct prior to a change in control or more than 24 months following a change in control, he will be entitled to receive (i) salary continuation for a period of twelve (12) months and (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of twelve (12) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions. In the event that his employment were to be terminated without cause or he were to resign for good reason within 24 months after a change in control, Mr. MacFarland will be entitled to receive (i) salary continuation for a period of eighteen (18) months, (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of eighteen (18) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions and (iii) pro rata bonus for the fiscal year of termination based on attainment of specified performance goals for such bonus. If any payment made in connection with a change in control or the subsequent termination of Mr. MacFarland’s employment would be subject to a 280G Excise Tax, then such payment or benefit will be grossed-up to ensure that Mr. MacFarland does not incur any out-of-pocket cost with respect to such 280G Excise Tax, and he will accordingly receive the same net after-tax benefit he would have received had no 280G Excise Tax been imposed.

Robert Bodnar

The offer letter with Mr. Bodnar, dated August 19, 2005, provided for an annual base salary of $182,000 and a target bonus of 50% of his base salary based on achievement of specified performance goals. In accordance with the terms of his offer letter, on November 17, 2005 Mr. Bodnar was granted an option to acquire 135,400 shares of our common stock at an exercise price of $1.62 per share. The option vests with respect to 25% of the shares upon completion of 12 months of employment and with respect to the remainder in 36 equal monthly installments thereafter, subject to accelerated vesting upon a change in control. On October 29, 2010, we entered into an employment agreement with Mr. Bodnar pursuant to which he is entitled to a base salary of $275,000 and a target bonus of 50% of his base salary based on achievement of specified performance goals. His base salary will be subject to annual review and may be increased by the compensation committee at its discretion. His base salary may not be decreased except proportionately in connection with an across the board reduction in base salary applying to all executive officers of the Company. In addition, Mr. Bodnar is entitled to participate in the benefit plans generally available to our employees and reimbursement of approved business expenses incurred in connection with his employment.

Under the terms of his employment agreement, should Mr. Bodnar’s employment be terminated without cause prior to a change of control or more than 24 months following a change in control, he will be entitled to receive (i) salary continuation for a period of twelve (12) months and (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of twelve (12) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions. In the event that his employment were to be terminated without cause or he were to resign for good reason within 24 months after a change in control of the company, Mr. Bodnar will be entitled to receive (i) salary continuation for a period of eighteen (18) months, (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of eighteen (18) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions and (iii) pro rata bonus for the fiscal year of termination based on attainment of specified performance goals for such bonus. If any payment made in connection with a change in control or the subsequent termination of Mr. Bodnar’s employment would be subject to a 280G Excise Tax, then such payment or benefit will be grossed-up to ensure that Mr. Bodnar does not incur any out-of-pocket cost with respect to such 280G Excise Tax, and he will accordingly receive the same net after-tax benefit he would have received had no 280G Excise Tax been imposed.

Tim Naramore

The offer letter with Mr. Naramore, dated March 14, 2008, provided for an annual base salary of $220,000 and a target bonus of 50% of his base salary based on achievement of specified performance goals. In accordance with the terms of his offer letter together with the compensation committee’s assessment of his initial performance, on April 24, 2008 Mr. Naramore was granted an option to acquire 85,000 shares of our common stock at an exercise price of $5.05 per share. The option vests with respect to 25% of the shares upon completion of 12 months of employment and with respect to the remainder in 36 equal monthly installments thereafter, subject to accelerated vesting upon a change in control. On October 29, 2010, we entered into an employment agreement with Mr. Naramore pursuant to which he is entitled to a base salary of $222,500 and a target bonus of 50% of his base salary based on achievement of specified performance goals. His base salary will be subject to annual review and may be increased by the compensation committee at its discretion. His base salary may not be decreased except proportionately in connection with an across the board reduction in base salary applying to all executive officers. In addition, Mr. Naramore is entitled to participate in the benefit plans generally available to our employees and reimbursement of approved business expenses incurred in connection with his employment.

Under the terms of his employment agreement, should Mr. Naramore’s employment be terminated other than for misconduct prior to a change of control or more than 24 months following a change in control, he will be entitled to receive (i) salary continuation for a period of twelve (12) months and (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of twelve (12) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions. In the event that his employment were to be terminated without cause or he were to resign for good reason within 24 months after a change in control of the company, Mr. Naramore will be entitled to receive (i) salary continuation for a period of eighteen (18) months, (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of eighteen (18) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions and (iii) pro rata bonus for the fiscal year of termination based on attainment of specified performance goals for such bonus. If any payment made in connection with a change in control or the subsequent termination of Mr. Naramore’s employment would be subject to a 280G Excise Tax, then such payment or benefit will be reduced to the extent necessary to maximize his net after tax benefits.

John Dumbleton

The offer letter with Mr. Dumbleton, dated April 15, 2008, provide for an annual base salary of $210,000 and a target bonus of 50% of his base salary based on achievement of specified performance goals. In accordance with the terms of his offer letter together with the compensation committee’s evaluation of his initial performance, on May 1, 2008 Mr. Dumbleton was granted an option to acquire 75,000 shares of our common stock at an exercise price of $5.05 per share. The option vests with respect to 25% of the shares upon completion of 12 months of employment and with respect to the remainder in 36 equal monthly installments thereafter, subject to accelerated vesting upon a change in control. On October 29, 2010, we entered into an employment agreement with Mr. Dumbleton pursuant to which he is entitled to a base salary of $211,500 and a target bonus of 50% of his base salary based on achievement of specified performance goals. His base salary will be subject to annual review and may be increased by the compensation committee at its discretion. His base salary may not be decreased except proportionately in connection with an across the board reduction in base salary applying to all executive officers. In addition, Mr. Dumbleton is entitled to participate in the benefit plans generally available to our employees and reimbursement of business expenses incurred in connection with his employment.

Under the terms of his employment agreement, should Mr. Dumbleton’s employment be terminated other than for misconduct prior to a change in control or more than 24 months following a change in control, he will be entitled to receive (i) salary continuation for a period of six (6) months and (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of six (6) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions. In the event that his employment were to be terminated without cause or he were to resign for good reason within 24 months after a change in control of the company, Mr. Dumbleton will be entitled to receive (i) salary continuation for a period of eighteen (18) months, (ii) COBRA continuation coverage under our group health care plans for himself and his spouse and eligible dependents for a period of eighteen (18) months or, if earlier, until the first date on which he is covered under another employer’s health benefit program without exclusion for any pre-existing medical conditions and (iii) pro rata bonus for the fiscal year of termination based on attainment of specified performance goals for such bonus. If any payment made in connection with a change in control or the subsequent termination of Mr. Dumbleton’s employment would be subject to a 280G Excise Tax, then such payment or benefit will be reduced to the extent necessary to maximize his net after tax benefits.

For purposes of these employment agreements, the term “change in control” means a (i) a merger, consolidation or other reorganization approved by our stockholders, unless securities representing more than fifty percent of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the company’s outstanding voting securities immediately prior to such transaction, (ii) the sale, transfer or other disposition of all or substantially all of our assets in complete liquidation or dissolution, (iii) an acquisition, directly or indirectly, by any person or group of persons of beneficial ownership of more than fifty percent of the total combined voting power of our outstanding securities pursuant to a tender offer made directly to our stockholders or (iv) a change in the composition of the board of directors over a period of twelve (12) consecutive months or less such that a majority of the board of directors ceases to be comprised of individuals who either (1) have been board members continuously since the beginning of such period, or (2) have been elected or nominated for election as board members during such period by at least a majority of the board of directors described in clause (1) who were still in office at the time the board of directors approved such election or nomination.

“Good reason” means the employee’s resignation following either (i) a change in the employee’s position which materially reduces the officer’s duties and responsibilities, (ii) a material reduction in the employee’s level of compensation with a 10% reduction deemed material, or (iii) a relocation of the employee’s place of employment by more than fifty miles, provided and only if such change is effected by us without the employee’s consent. In case of such change, the employee must give us notice of the change that is the reason for the employee’s resignation within thirty days of its occurrence and allow us thirty days to remedy such prior to such change constituting good reason.

“Misconduct” means (i) the commission of any act of fraud or embezzlement by the employee, (ii) any unauthorized use or disclosure by the employee of confidential information or trade secrets of the Company (or any affiliate of the Company), or (iii) any other intentional misconduct by the employee adversely affecting the business or affairs of the Company (or any affiliate of the Company) in a material manner.

To receive any of the severance benefits under these agreements, the named executive officers would be required to execute, and not revoke, a general release of all employment-related claims against the company. In addition, severance benefits are conditioned on the executive’s continued compliance with non-compete and non-solicitation restrictive covenants for the severance period.

Option acceleration

The options granted to each of our named executive officers under our Amended and Restated 2001 Stock Option/Stock Issuance Plan will accelerate in full (and the company’s repurchase rights with respect to any previously exercised unvested shares will terminate) in the event of a change in control. See “Executive Compensation—Employee Benefit Plans” for additional details.

Potential Payments upon Termination and Change in Control

The following table provides the total dollar value of the compensation that each named executive officer is entitled to receive if his employment was terminated without cause on June 30, 2010 other than in connection with a change in control (assuming the new employment agreements had been in effect at such time):

Named Executive Officer	Cash Severance	Health Benefits (1)	Total
Royce Holland	$250,000	$10,520	$260,250
Chris MacFarland	300,000	16,411	316,411
Robert Bodnar	275,000	16,411	291,411
Tim Naramore	222,500	16,754	239,254
John Dumbleton	105,750	8,203	113,953

The following table provides the total dollar value of the compensation that each named executive officer would be entitled to receive if his employment was terminated without cause or if he resigned for good reason on June 30, 2010 assuming a change in control had occurred in the preceding 24 months (assuming the new employment agreements had been in effect at such time):

Named Executive Officer	Cash Severance	Health Benefits (1)	Equity Acceleration (2)	Total
Royce Holland	$250,000	$10,520	$—	$260,520
Chris MacFarland	450,000	24,617	32,625	507,242
Robert Bodnar	412,500	24,617	15,000	452,117
Tim Naramore	333,750	25,131	13,528	372,409
John Dumbleton	317,250	24,167	13,359	354,776

(1)	Represents the aggregate full premium payments that would be required to be paid to or on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of June 30, 2010) for the maximum period available to the named executive officer.

(2)	The value of stock options represents the value, calculated as of June 30, 2010, of all unvested in-the-money options held by the named executive officers. For purposes of this valuation, the value represents the difference between the fair market value of each share of our common stock underlying each unvested option (based on the value of our common stock of $5.32 per share as of June 30, 2010), and the exercise price of such option.

The foregoing tables disclose the severance benefits payable under the new employment agreements effective as of October 29, 2010. Under the severance agreements and base salaries in effect prior to October 29, 2010, the severance benefits to which the named executive officers would have been entitled would have been lower than the amounts disclosed above.

Employee Benefit Plans

Amended and Restated 2001 Stock Option/Stock Issuance Plan

Our Amended and Restated 2001 Stock Option/Stock Issuance Plan, or our 2001 Plan, was first adopted by our board of directors on February 2, 2001 and approved by our stockholders on August 7, 2001. The 2001 Plan has been amended and restated on January 30, 2008, and was subsequently amended on each of February 25, 2009 and July 27, 2010. The 2001 Plan has a ten year term and provides for the grant of options and stock awards to our employees, non-employee board members, and other independent advisors.

We have reserved a total of 3,038,676 shares of our common stock for issuance pursuant to the 2001 Stock Incentive Plan. As of September 30, 2010, options to purchase 2,614,332 shares of common stock were outstanding and 204,526 shares were available for future grant under the 2001 Plan.

2010 Incentive Compensation Plan

Our board of directors adopted our 2010 Incentive Compensation Plan, or the 2010 Incentive Plan, on October 26, 2010, and it was approved by our stockholders on October 28, 2010. The 2010 Incentive Plan is intended to serve as a successor to our 2001 Plan. The Incentive Plan became effective upon its adoption by the board of directors.

Type of Awards. Under the 2010 Incentive Plan, eligible persons may, at the discretion of the plan administrator, be granted options, stock appreciation rights, stock awards, restricted stock units and performance units. The principal features of each type of award are described below.

Administration. The compensation committee of our board of directors will have the exclusive authority to administer the 2010 Incentive Plan with respect to awards made to our executive officers and non-employee board members and will also have the authority to make awards to all other eligible individuals. However, our board of directors may at any time appoint a secondary committee of one or more board members to have authority to make awards under the 2010 Incentive Plan to individuals other than executive officers and non-employee board members. The term “plan administrator,” as used in this summary, will mean our compensation committee or any secondary committee, to the extent each such entity is acting within the scope of its administrative authority under the 2010 Incentive Plan.

Eligibility. Employees, including officers, and non-employee directors, as well as consultants and independent advisors, in our employ or service or in the employ or service of our parent or subsidiary companies (whether now existing or subsequently established) will be eligible to participate in the 2010 Incentive Plan.

Securities Subject to 2010 Incentive Plan. 707,120 shares of our common stock have been reserved for issuance over the term of the 2010 Incentive Plan. Such share reserve is comprised of 207,120 shares remaining available for issuance under the 2001 Plan upon adoption of the 2010 Incentive Plan and an increase of 500,000 shares. The share reserve will increase on the first business day of each fiscal year beginning in fiscal 2012 by 2% of the outstanding shares of common stock on the last business day of the immediately preceding fiscal year, up to a maximum 400,000 shares each year.

To the extent any options or restricted stock unit awards that are outstanding under the 2001 Stock Incentive Plan on the effective date of the 2010 Incentive Plan are subsequently forfeited or cancelled or otherwise expire or terminate unexercised, the number of shares of common stock subject to those options will be added to the share reserve available for award and issuance under the 2010 Incentive Plan, up to a maximum of 300,000 additional shares.

The shares of our common stock subject to outstanding awards made under the 2010 Incentive Plan will be available for subsequent award and issuance to the extent those awards subsequently expire, are forfeited or cancelled or terminate for any reason prior to the issuance of the shares of common stock subject to those awards. Unvested shares issued under the 2010 Incentive Plan and subsequently forfeited or repurchased by the Company will be added back to the reserve and available for subsequent award and issuance under the 2010 Incentive Plan. Should the exercise price of an option be paid in shares of our common stock (whether through the withholding of a portion of the otherwise issuable shares or through the tender of outstanding shares), then the number of shares reserved for issuance under the 2010 Incentive Plan will be reduced by the net number of shares issued under the exercised option. Upon the exercise of any stock appreciation right granted under the 2010 Incentive Plan, the share reserve will be reduced by the net number of shares actually issued upon such exercise. Should shares of common stock otherwise issuable under the 2010 Incentive Plan be withheld by us in satisfaction of the withholding taxes incurred in connection with the issuance, exercise, vesting or settlement of an award under the plan, then the number of shares of common stock available for issuance under the 2010 Incentive Plan will be reduced by the net number of shares actually issued after any such share withholding.

The maximum number of shares of common stock which may be issued under the 2010 Incentive Plan pursuant to options intended to qualify as incentive stock options under the federal tax laws may not exceed 707,120 shares in the aggregate, increased by up to 300,000 shares for any increase in the share reserve by reason of the expiration, forfeiture, cancellation or termination of awards under the 2001 Plan plus the number of shares by which the share reserve increases annually.

Award Limitations. A participant in the 2010 Incentive Plan may not receive (i) awards denominated in shares of our common stock at the time of grant (whether payable in such common stock, cash or a combination of both) for more than 250,000 shares of our common stock in the aggregate in any calendar year or (ii) performance-based awards denominated in cash at the time of grant (whether payable in cash, shares of our common stock, or both) that exceed in the aggregate more than $1,000,000 for each calendar year within the applicable performance measurement period.

Awards. The plan administrator will have complete discretion to determine which eligible individuals are to receive awards, the time or times when those awards are to be granted, the number of shares subject to each such award, the vesting and exercise schedule (if any) to be in effect for the award, the cash consideration (if any) payable per share subject to the award, the settlement of the awards, the maximum term for which the award is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws.

Options. Each granted option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than one hundred percent of the fair market value of the option shares on the grant date. No granted option will have a term in excess of ten years. Each option will generally vest and become exercisable for the underlying shares in one or more installments over a specified period of service measured from the grant date. Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent they are at the time exercisable for vested shares. The plan administrator will have complete discretion to extend the period following the optionee’s cessation of service during which his or her outstanding options may be exercised, provide for continued vesting during the applicable post-service exercise period and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding.

Stock Appreciation Rights. The 2010 Incentive Plan allows the issuance of two types of stock appreciation rights:

•

Tandem stock appreciation rights granted in conjunction with stock options which provide the holders with the right to surrender the related option grant for an appreciation distribution from us in an amount equal to the excess of (i) the fair market value of the vested shares of common stock subject to the surrendered option over (ii) the aggregate exercise price payable for those shares.

•

Stand-alone stock appreciation rights which allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange an appreciation distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised over (ii) the aggregate exercise price in effect for those shares. The exercise price per share may not be less than the fair market value per share of our common stock on the date the stand-alone stock appreciation right is granted, and the right may not have a term in excess of ten years.

The appreciation distribution on any exercised tandem or stand-alone stock appreciation right may be paid in (i) cash, (ii) shares of our common stock or (iii) a combination of cash and shares of our common stock. Upon cessation of service, the holder of a stock appreciation right will have a limited period of time in which to exercise such right to the extent exercisable at that time. The plan administrator will have complete discretion to extend the period following the holder’s cessation of service during which his or her outstanding stock appreciation rights may be exercised, provide for continued vesting during the applicable post-service exercise period and/or to accelerate the exercisability or vesting of those stock appreciation rights in whole or in part. Such discretion may be exercised at any time while the stock appreciation right remains outstanding.

Repricing. The board of directors has the discretionary authority to: (i) cancel outstanding options or stock appreciation rights in return for new options or stock appreciation rights with an exercise or base price per share based on the fair market value per share on the new grant date, (ii) cancel outstanding options or stock appreciation rights for consideration payable in cash, shares of common stock or other equity awards and (iii) reduce the exercise or base price in effect for outstanding options or stock appreciation rights or issue new options or stock appreciation rights with a lower exercise or base price in cancellation of outstanding options or stock appreciation rights with a higher exercise or base price.

Stock Awards and Restricted Stock Units. Shares may be issued under the 2010 Incentive Plan subject to performance or service vesting requirements established by the plan administrator. Shares may also be issued as a fully-vested bonus for past services without any cash outlay required of the recipient.

Shares of our common stock may also be issued under the 2010 Incentive Plan pursuant to restricted stock units which entitle the recipients to receive those shares upon the attainment of designated performance goals or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those units, including (without limitation), a deferred distribution date following the termination of the recipient’s service with us. Restricted stock units subject to performance vesting may be structured so that the award converts into shares of our common stock at a rate based on the attainment level of performance for each performance objective.

Outstanding stock awards will be forfeited and restricted stock units will automatically terminate if the performance goals or service requirements established for such awards are not attained. However, the plan administrator will have the discretionary authority to vest or make payments in satisfaction of one or more outstanding awards as to which the designated performance goals or service requirements are not attained.

Restricted stock units may be settled in cash, shares of our common stock or a combination of both, as determined by the plan administrator. Dividend equivalents may be paid or credited, whether in cash or in actual or phantom shares of our common stock, on outstanding restricted stock units, upon such terms and conditions as determined by the plan administrator.

Performance Units. A performance unit will represent either a unit with a dollar value tied to the level at which performance objectives are achieved or a participating interest in a special bonus pool tied to the attainment of pre-established corporate performance objectives based on one or more performance goals. The amount of the bonus pool may vary with the level at which the applicable performance objectives are attained, and the value of each performance unit which becomes due and payable upon the attained level of performance will be determined by dividing the amount of the resulting bonus pool (if any) by the total number of performance units issued and outstanding at the completion of the applicable performance period.

Performance units may also be structured to include a service-vesting requirement which the participant must satisfy following the completion of the performance period in order to vest in the performance units awarded with respect to that performance period. Performance units which become due and payable following the attainment of the applicable performance objectives and the satisfaction of any applicable service-vesting requirement may be paid in cash, shares of our common stock or a combination of both, as determined by the plan administrator.

Non-employee director automatic grant program. Our non-employee directors will receive automatic grants under the terms set forth below. In addition, non-employee directors will be eligible to receive additional discretionary awards under the 2010 Incentive Plan.

Each individual who is serving as a non-employee director on the date of the underwriting agreement for this offering (the “Underwriting Date”) and each individual who is first elected or appointed as a non-employee director other than at a regular annual stockholders meeting at any time after the Underwriting Date will automatically be granted, on the Underwriting Date or the date of such initial election or appointment, as applicable (the “Initial Grant Date”), an award in the form of a stock option or restricted stock units with a value determined by multiplying the Initial Applicable Amount by a fraction, the numerator of which is the number of months (including any partial month, expressed as a fraction) that will elapse between the Initial Grant Date and the first November 1st following such Initial Grant Date, and the denominator of which is twelve (12) months (the “Initial Grant”). On the date of each regular annual stockholders meeting, beginning with the 2011 Annual Stockholders Meeting, each non-employee director who is first elected at such annual meeting to serve as a non-employee director or whose Initial Grant vests in full on such date, subject to such director’s continuing service after such annual meeting, will automatically be granted an one-time award in the form of a stock option or restricted stock units with a value equal to the Meeting Applicable Amount (the “Meeting Grant”). On the date of each regular annual stockholders meeting, beginning with the 2014 Annual Stockholders Meeting, each non-employee director whose Meeting Grant vests in full on such date or has previously vested in full will automatically be granted an award in the form of an option or restricted stock units with a value equal to the Annual Applicable Amount (the “Annual Grant”).

Our compensation committee will have the sole discretion to determine the amount and type of awards within the foregoing limitations. For purposes of the Initial Grant, the Meeting Grant and the Annual Grant, the value of an award will be calculated as follows: (A) the value of an option share will be equal to the fair value of an option share as estimated on the date of grant for purposes of our financial statements and (B) the value of a restricted stock unit will be equal to the fair market value per share of common stock on the date of grant. The Initial Applicable Amount, the Meeting Applicable Amount and the Annual Applicable Amount will be determined by the compensation committee on or before the grant date of the award, but in no event will exceed $65,000, $195,000, and $65,000, respectively.

The shares subject to each Initial Grant will vest on the date of the regular annual stockholders meeting next held after the award grant date, provided the participant continues in board service up to such date. The shares subject to each Meeting Grant will vest in three equal installments, with one-third of the shares vesting on the dates of each of the three regular annual stockholders meetings following the date the Meeting Grant is awarded, provided the participant continues in board service up to each such date. The shares subject to each Annual Grant will vest on the date of the regular annual stockholders meeting next held after the award grant date, provided the participant continues in board service up to such date. However, the shares subject to each award will immediately vest upon a change in control or upon the director’s cessation of board service by reason of death or disability.

The exercise price per share of any option granted under this program will be equal to one hundred percent (100%) of the fair market value per common share on the option grant date and each option will have a maximum term of ten (10) years measured from the option grant date, subject to earlier termination following the non-employee director’s cessation of board service.

The shares of common stock underlying restricted stock units granted which vest in accordance with the applicable vesting provisions will be issued as they vest. However, awards may be structured so that the issuance of the shares of common stock which vest under those awards is deferred, in accordance with the applicable requirements of Code Section 409A and the regulations thereunder, beyond the vesting date to a designated date or the occurrence of any earlier event such as cessation of board service or a change in control. Each restricted stock unit will include a dividend equivalent right pursuant to which a book account will be established for the non-employee director and credited from time to time with each dividend or distribution, whether in cash, securities or other property (other than shares of common stock) which is made per issued and outstanding share of common stock during the period the share of common stock underlying that restricted stock unit remains unissued. The amount credited to the book account with respect to such restricted stock unit will be paid to the non-employee director concurrently with the issuance of the share of common stock underlying that unit.

Change in Control. In the event we experience a change in control, each outstanding award may be assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the intrinsic value of the award and provides for the subsequent vesting and payout of that value in accordance with the same vesting schedule in effect for that award. In the absence of such assumption, continuation or replacement of the award, the award will automatically accelerate and vest in full immediately prior to the change in control. The plan administrator will have complete discretion to grant one or more awards which will vest upon a change in control or in the event the individual’s service with the Company or the successor entity terminates within a designated period following a change in control transaction.

Unless the definition of change in control is otherwise set forth in an individual award agreement, a change in control will be deemed to occur in the event of our change in ownership or control due to the following: (a) a merger, consolidation, or other reorganization or a sale, transfer, or disposition of substantially all of our assets, (b) there occurs any transaction or series of related transactions pursuant to which any person or group of related persons acquires directly or indirectly beneficial ownership of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of our outstanding securities or (c) the composition of our board changes over a period of twelve (12) consecutive months or less such that a majority of the board ceases to be comprised of individuals who either (1) have been board members continuously since the beginning of such period, or (2) have been elected or nominated for election as board members during such period by at least a majority of the board members described in clause (1) who were still in office at the time the board approved such election or nomination.

In the event any change is made to the outstanding shares of our common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting the outstanding common stock as a class without our receipt of consideration or should the value of our outstanding shares of common stock be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, or should there occur any change in control transaction or any other merger, consolidation or other reorganization, equitable adjustments will be made to: (i) the maximum number and/or class of securities issuable under the 2010 Incentive Plan; (ii) the maximum number and/or class of securities by which the shares reserve may increase each calendar year; (iii) the maximum number and/or class of securities by which the share reserve under the 2010 Incentive Plan may increase by reason of the expiration, forfeiture, cancellation or termination of awards under the 2001 Plan; (iv) the maximum number and/or class of securities that may be issued pursuant to incentive stock options granted under the 2010 Incentive Plan; (v) the maximum number and/or class of securities for which any one person may be granted common stock-denominated awards under the 2010 Incentive Plan per calendar year; (vi) the number and/or class of securities and the exercise price per share in effect for outstanding options and stock appreciation rights; (vii) the number and/or class of securities subject to each outstanding award (other than options and stock appreciation rights) under the 2010 Incentive Plan and the cash consideration (if any) payable per share; and (viii) the number and/or class of securities subject to our outstanding repurchase rights under the 2010 Incentive Plan and the repurchase price payable per share. Such adjustments will be made in such manner as the plan administrator deems appropriate, and such adjustments will be final, binding and conclusive.

Transferability and Shareholder Rights. Awards are generally not transferable and may only be exercised by the participant. No participant will have any shareholder rights with respect to any award until such award is exercised or vests and the underlying shares are issued.

Amendment and Termination. Our board of directors may amend or modify the 2010 Incentive Plan at any time subject to any stockholder approval required under applicable law or regulation or pursuant to the listing standards of the stock exchange on which our common stock is at the time primarily traded.

Unless sooner terminated by our board of directors, the 2010 Incentive Plan will terminate on the earliest of (i) October 25, 2020, (ii) the date on which all shares available for issuance under the 2010 Incentive Plan have been issued as fully-vested shares or (iii) the termination of all outstanding awards in connection with certain changes in control or ownership.

Employee Stock Purchase Plan

Introduction. Our Employee Stock Purchase Plan, or the Purchase Plan, was adopted by the board on October 26, 2010, and approved by the stockholders on October 28, 2010. The Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The Purchase Plan is intended to qualify under Code Section 423 and will allow eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions (or other permitted contributions). The Purchase Plan will be administered by our compensation committee.

Share reserve. 500,000 shares of our common stock will be reserved for issuance under the Purchase Plan, subject to adjustment upon certain changes in capitalization.

Eligibility. In general, any individual in the employ of the Company or any participating parent or subsidiary corporation (whether any such corporation is now in existence or is subsequently established at any time during the term of the Purchase Plan) who regularly works more than twenty (20) hours per week and more than five (5) months per calendar year will be eligible to participate in the Purchase Plan.

Offering periods. The Purchase Plan will have a series of overlapping offering periods, each with a duration (not to exceed twenty-four (24) months) determined by the plan administrator. We intend to implement the Purchase Plan with one (1)-year offering periods. Offering periods will begin at semi-annual intervals on the first business day of March and September each year. However, the initial offering period will begin on the date the underwriting agreement for this offering is signed and will end as determined by the plan administrator. Each offering period will be comprised of two (2) purchase intervals, each with a duration of approximately six (6) months. Shares will be purchased for each participant on the last day of each purchase interval. The plan administrator may, in its discretion, modify the terms of offering periods and/or purchase intervals.

Payroll deductions. A participant may contribute any multiple of 1% of his or her cash earnings up to 8% normally through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each purchase date. The purchase price per share will be determined by the plan administrator at the start of each offering period and will not be less than 85% of the lower of the fair market value per share on the start date of the offering period in which the participant is enrolled or the fair market value per share on the purchase date. A maximum of 2,500 shares may be purchased by each participant on any one purchase date and a maximum of 100,000 shares may be purchased by all participants in the aggregate on any one purchase date.

Reset feature. If the fair market value per share of our common stock on any purchase date in an offering period is less than the fair market value per share on the start date of the offering period, then the individuals participating in that offering period will, immediately after the purchase of shares of our common stock on their behalf on such purchase date, be transferred from that offering period and automatically enrolled in the next offering period commencing after such purchase date.

Change in control. In the event of a change in control, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the change in control. The purchase price will not be less than 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the change in control occurs or, if lower, 85% of the fair market value per share immediately prior to the change in control.

A change in control will be deemed to occur upon the occurrence of any of the following transactions: (i) we are acquired by merger or sell all or substantially all of our assets or (ii) any person or group of persons acquires beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of all our outstanding securities pursuant to a tender or exchange offer made directly to our stockholders.

Changes in capitalization. Should any change be made to our outstanding common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction, extraordinary distribution or other change affecting the outstanding common stock as a class without our receipt of consideration or should the value of the outstanding common stock be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments will be made by the plan administrator to (i) the maximum number and class of securities issuable under the Purchase Plan, (ii) the maximum number and class of securities purchasable per participant on any one purchase date, (iii) the maximum number and class of securities purchasable in the aggregate by all participants on any one purchase date and (iv) the number and class of securities and the price per share in effect under each outstanding purchase right. The adjustments will be made in such manner as the plan administrator deems appropriate and such adjustments will be final, binding and conclusive.

Amendment and Termination. Our board of directors may generally amend, suspend or terminate the Purchase Plan at any time. The Purchase Plan will terminate no later than the last business day of February 2021. Stockholder approval will be required for any amendments which increase the number of shares of our common stock issuable under the plan (except for permissible adjustments in the event of certain changes in our capitalization) or modify the eligibility requirements for participation in the Purchase Plan.

401(k) Retirement Plan

We maintain a 401(k) plan which covers substantially all of our employees. The 401(k) plan is an essential part of the retirement package needed to attract and retain employees in our industry. We may provide a matching contribution, the amount of which is determined at our discretion. For 401(k) contributions made in calendar 2010, we matched an amount equal to 35% of each participant’s elective deferral, up to 6% of a participant’s compensation.

Limitations on Liability and Indemnification Matters

We expect that our restated certificate of incorporation, to be effective upon the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

We expect that our restated certificate of incorporation and amended and restated bylaws, to be effective upon the completion of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. We expect that our amended and restated bylaws also will provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors and, executive officers. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in specified actions or proceedings. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions we expect to be included in our restated certificate of incorporation and amended and restated bylaws, to be effective upon the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since July 1, 2009, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required in this prospectus under “Executive Compensation,” and the transactions described below.

Registration Rights Agreement

In connection with our Series A-1 preferred stock financing in March 2005, we entered into a Third Amended and Restated Registration Rights Agreement, or the Registration Rights Agreement, with several of our significant stockholders including entities affiliated with Centennial Ventures and Meritage Private Equity Funds. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of preferred stock held by them. For more information regarding the Registration Rights Agreement, see “Description of Capital Stock—Registration Rights.”

Stockholders’ Agreement

In March 2005, we entered into a Third Amended and Restated Stockholders’ Agreement, or the Stockholders’ Agreement, with several of our significant stockholders including Centennial Ventures and, Meritage Private Equity Funds. The Stockholders’ Agreement, among other things:

•	provides for the voting of shares with respect to the constituency of our board of directors and our compensation committee and audit committee;

•	grants our preferred stockholders rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders;

•

grants our preferred stockholders a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions are expected to include the sale of the shares pursuant to this prospectus); and

•	obligates us to deliver periodic financial statements to our major investors.

The Stockholders’ Agreement will terminate upon completion of this offering.

Stock Options

Certain stock option and restricted stock grants to our non-employee directors who are not affiliated with our major stockholders are described in “Management—Director Compensation.”

Certain stock option grants to our named executive officers are described in “Executive Compensation—Grants of Plan-Based Awards,” “Executive Compensation—Outstanding Equity Awards at June 30, 2010” and “Executive Compensation—Employment Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and senior executive officers. The indemnification agreements and the indemnification provisions we expect will be included in our restated

certificate of incorporation and amended and restated bylaws, to be effective upon the completion of this offering, will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For further information, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the effectiveness of such audit committee charter, related party transactions were approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2010 and as adjusted to reflect the shares of common stock to be issued and sold in the offering by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each of our selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options or warrants held by the respective person or group which may be exercised or converted within 60 days after September 30, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after September 30, 2010 are included for that person or group but not the stock options or warrants of any other person or group.

Percentage of beneficial ownership is based on 12,948,332 shares of common stock outstanding as of September 30, 2010 and              shares of common stock outstanding after completion of this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o Masergy Communications, Inc., 2740 North Dallas Parkway, Suite 260, Plano, Texas 75093.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering		Number of Shares Subject to Over- Allotment Option	Shares Beneficially Owned After the Offering if Over- Allotment Option is Exercised in Full
	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% Stockholders:
Entities affiliated with Centennial Ventures (1)	4,923,361	38.0%
Entities affiliated with Meritage Funds (2)	5,459,059	42.1%
Special Private Equity Partners, L.P. (USA) (3)	798,934	6.2%

Named Executive Officers and Directors:
Royce Holland (4)	312,500	2.4%
Donald Detampel (5)	14,500	*
Gail Schoettler (6)	11,500	*
Robert Bodnar (7)	250,400	1.9%
John Dumbleton (8)	100,000	*
Chris MacFarland (9)	315,000	2.4%
Tim Naramore (10)	110,000	*
Scott Stricklin (11)	105,000	*
All executive officers and directors as a group (8 persons) (12)	1,218,900	8.6%

(1)	Includes 4,401,668 shares held by Centennial Fund VI, L.P.; 131,520 shares held by Centennial Entrepreneurs Fund VI, L.P.; 302,140 shares held by Centennial Strategic Partners VI, L.P.; and 88,033 shares held by Centennial Holdings I, LLC. Centennial Holdings VI, LLC is the general partner of Centennial Fund VI, L.P. and Centennial Entrepreneurs Fund VI, L.P. and is the managing member of CSP VI Management, LLC (“CSP”). CSP is the general partner of Centennial Strategic Partners VI, L.P. Centennial Holdings VI, LLC has sole voting and dispositive power over the shares held by these entities. The address of Centennial Ventures and their affiliated entities and individuals is 1125 17th Street, Suite 740, Denver, Colorado 80202. For a discussion of our material relationships with entities affiliated with Centennial Ventures, see “Certain Relationships and Related Party Transactions.”

(2)	Includes 3,187,456 shares held by Meritage Private Equity Fund, L.P.; 389,738 shares held by Meritage Private Equity Parallel Fund, L.P.; 58,167 shares held by Meritage Entrepreneurs Fund, L.P.; 1,434,157 shares held by Meritage Private Equity Fund II, L.P.; 208,412 shares held by Meritage Private Equity Fund II-PA, L.P.; 156,327 shares held by Meritage Private Equity Fund II-PB, L.P.; and 24,802 shares held by Meritage Entrepreneurs Fund II, L.P. Meritage Investment Partners, LLC is the general partner of each of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. (“Fund I”) (collectively, “Fund I”) and has sole voting and dispositive power over the shares held by Fund I. Meritage Investment Partners II, LLC is the sole general partner of each of Meritage Private Equity Fund II, L.P., Meritage Private Equity Fund II-PA, L.P., Meritage Private Equity Fund II-PB, L.P. and Meritage Entrepreneurs Fund II, L.P. (collectively, “Fund II”) and has sole voting and dispositive power over the shares held by Fund II. The address of Meritage Private Equity Funds and their affiliated entities and individuals is 1675 Larimer, Suite 400, Denver, Colorado 80202. For a discussion of our material relationships with entities affiliated with Meritage Private Equity Funds, see “Certain Relationships and Related Party Transactions.”

(3)	The PMG Special PEP Investors, LLC is the general partner of Special Private Equity Partners, L.P. The address for Special Private Equity Partners, L.P. is 100 North Riverside Plaza, Suite 2450, Chicago, Illinois 60606.

(4)	Represents 312,500 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Holland that are fully vested and exercisable within 60 days of September 30, 2010.

(5)	Represents 14,500 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Detampel that are fully vested and exercisable within 60 days of September 30, 2010.

(6)	Represents 11,500 shares issuable upon the exercise of options to purchase shares of our common stock held by Dr. Schoettler that are fully vested and exercisable within 60 days of September 30, 2010.

(7)	Represents 250,400 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Bodnar that are fully vested and exercisable within 60 days of September 30, 2010.

(8)	Represents 100,000 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Dumbleton that are fully vested and exercisable within 60 days of September 30, 2010.

(9)	Represents 315,000 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. MacFarland that are fully vested and exercisable within 60 days of September 30, 2010.

(10)	Represents 110,000 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Naramore that are fully vested and exercisable within 60 days of September 30, 2010.

(11)	Represents 105,000 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Stricklin that are fully vested and exercisable within 60 days of September 30, 2010.

(12)	Represents 1,218,900 shares issuable upon the exercise of options to purchase shares of our common stock held by our executive officers and directors that are fully vested and exercisable within 60 days of September 30, 2010.

*	Represents less than 1.0%.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as we expect they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and amended and restated bylaws, to be effective upon completion of this offering, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of                     shares, with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

At September 30, 2010, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock, we had outstanding 12,948,332 shares of common stock, held of record by 59 stockholders. In addition, as of September 30, 2010, we had outstanding options to acquire 2,614,332 shares of common stock at a weighted average exercise price of $4.12 per share and outstanding warrants to purchase 356,531 shares of common stock at an exercise price of $3.76 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

At September 30, 2010, we had a warrants outstanding to purchase 356,531 shares of our common stock at an exercise price per share of $3.76.

Registration Rights

Registration Rights Agreement

In March 2005, we entered into the Registration Rights Agreement with certain of our stockholders. Subject to the terms of this agreement, the holders of an aggregate of                  shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights include demand registration rights, short-form registration rights and piggyback registration rights.

The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand registration rights. Under the terms of the Registration Rights Agreement, the holders of a majority of our shares having registration rights under the Registration Agreement, or registrable securities, may make a written request to us for the registration of the offer and sale of all or part of the registrable securities under the Securities Act. We will be required, upon such written request, to deliver notice of such registration request to the other holders of registrable securities within ten days after our receipt of the request and to use our best efforts to effect the requested registration within 60 days after we have given written notice. We are required to effect only four registrations pursuant to this provision of the registration agreement at the request of holders.

Short-form registration rights. If we are eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, the holders of registrable securities under the Registration Rights Agreement have unlimited rights to request registration of their shares on Form S-3. We are not required to effect more than two demand and short form registrations in any 12-month period.

Piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of the registrable securities under the Registration Rights Agreement are entitled to include their registrable securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of registrable securities included in the underwritten offering if the underwriters believe that including these shares would materially or adversely affect the offering subject to certain limitations.

Expenses. All fees, costs and expenses of registrations pursuant to the Registration Rights Agreement will be borne by us except for the underwriting fees, discounts or commissions attributable to the sale of the registrable securities, which shall be borne by the holders selling such registrable securities in the registration.

Warrant Agreements

In connection with the grant of warrants to purchase shares of our common stock, we entered into the warrant agreements with the holders of such warrants. Subject to the terms of these agreements, the holders of these warrants, or their permitted transferees, are entitled to registration rights with respect to the registration of these shares under the Securities Act on substantially the same terms as the Registration Rights Agreement.

The foregoing description of the terms of these warrant agreements is intended as a summary only and is qualified in its entirety by reference to these warrant agreements filed as exhibits to the registration statement of which this prospectus is a part.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increasing our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on ability of stockholders to act by written consent or call a special meeting. We expect to provide in our restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

In addition, we expect our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer or our board of directors. We expect our amended and restated bylaws will prohibit a stockholder from calling a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Classified board of directors. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. Our Class I directors, whose terms will expire at our first annual meeting of stockholders following this offering, will be                     ,                      and             . Our Class II directors, whose terms will expire at our second annual meeting of stockholders following this offering, will be                      and                     . Our Class III directors, whose terms will expire at our third annual meeting of stockholders following this offering, will be                     , and                     . This classification of our board of directors may have the effect of delaying or preventing changes in our control or management.

Requirements for advance notification of stockholder nominations and proposals. We expect our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, we expect that our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board vacancies filled only by majority of directors then in office. Vacancies and newly created seats on our board of directors may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors. However, these provisions promote a continuity of existing management.

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Directors removed only for cause. We expect that our restated certificate of incorporation will provide that directors may be removed by stockholders only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all the stockholders would be entitled to cast in an election of directors.

Delaware anti-takeover statute. We expect that our restated certificate of incorporation will provide for us to be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon completion of this offering the transfer agent and registrar for our common stock will be             . The transfer agent’s address is              and its telephone number is             .

The NYSE Listing

We expect to apply to list the shares of our common stock on the New York Stock Exchange under the symbol “MSGY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for shares of our common stock. Future sales of substantial amounts of our common stock, including upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of              shares of common stock will be outstanding. Of these shares, all              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless purchased by an “affiliate,” as that term is defined in Rule 144 under the Securities Act.

The remaining 12,948,332 shares of common stock that will be outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
At various times following the expiration of the lock-up periods described below

In addition,              shares of common stock will be eligible for sale upon exercise of vested options 180 days following the effective date of this offering, subject to extension as described under “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, an affiliate of ours who owns shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale is entitled to sell, upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract in compliance with Rule 701 and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 permits our affiliates who purchase shares of our common stock pursuant to a written compensatory plan or contract in compliance with Rule 701 to sell these shares in reliance upon Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our officers and directors and holders of substantially all of our outstanding stock and options have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth under “Underwriting—No Sales of Similar Securities.”

Registration Rights

Upon completion of this offering, the holders of 13,140,773 shares of common stock outstanding or issuable upon the exercise of warrants or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

This summary is included herein as general information only. Accordingly, you are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

U.S. Holder Defined

For purposes of this summary, the term “U.S. holder” means a holder of shares of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons,” as defined in section 7701(a)(30) of the Internal Revenue Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Non-U.S. Holder Defined

The term “Non-U.S. Holder” means any holder of shares of our common stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders,” subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with all applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, any distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as capital gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A Non-U.S. Holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the Non-U.S. Holder holds the stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate Non-U.S. Holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States or, for an individual, a fixed base maintained by such Non-U.S. Holder (in which case the Non-U.S. Holder will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if a U.S. Holder, and in addition, if a corporation, the Non-U.S. Holder may be subject to the branch profits tax on effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner. Moreover, certain penalties may be imposed by the IRS on a Non-U.S. Holder who is required to furnish information but does not do so in the proper manner. Non-U.S. Holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. stockholder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated
Pacific Crest Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us and the selling stockholders.

Overallotment Option

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “MSGY.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Certain underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web sites maintained by certain underwriters. Other than the prospectus in electronic format, the information on the web sites of such underwriters is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus (the “Shares”) does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the Issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering memorandum relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This offering memorandum is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering memorandum nor taken steps to verify the information set forth herein and has no responsibility for the offering memorandum. The securities to which this offering memorandum relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering memorandum you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Miller, Egan, Molter & Nelson LLP, Austin, Texas. The underwriters are being represented in connection with this offering by Shearman & Sterling LLP, New York, New York.

EXPERTS

The audited consolidated financial statements and financial statement schedule of Masergy Communications, Inc. at June 30, 2009 and 2010 and for each of the three years in the period ended June 30, 2010 included in this prospectus and elsewhere in the registration statement of which this prospectus is a part have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedule, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and the common stock, you may inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this website.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Masergy Communications, Inc.

We have audited the accompanying consolidated balance sheets of Masergy Communications, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2009 and 2010, and the related consolidated statements of earnings, changes in shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the Index appearing under Item 16(b)(2). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Masergy Communications, Inc. as of June 30, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, which considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/GRANT THORNTON, LLP

Dallas, Texas

October 29, 2010

Masergy Communications, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30,		September 30, 2010	Pro Forma as of September 30, 2010
	2009	2010
Assets			(unaudited)
Current assets
Cash and cash equivalents	$10,882	$12,378	$10,885
Short-term investments	—	500	500
Accounts receivable, net of allowances of $742, $559 and $648 at June 30, 2009 and 2010, and September 30, 2010, respectively	5,830	6,438	8,496
Other receivables	47	163	199
Prepaid expenses	753	792	770
Prepaid telecom taxes	—	4,690	3,773
Current portion of deferred costs	1,506	1,399	1,450
Current deferred tax assets	—	2,756	3,637

Total current assets	19,018	29,116	29,710
Property and equipment, net	20,012	24,617	26,206
Non-current deferred tax assets	—	13,909	14,021
Deferred costs, excluding current portion	690	722	778
Other assets	108	103	111

Total assets	$39,828	$68,467	$70,826

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$4,402	$3,235	$2,634
Accrued liabilities	8,452	7,617	6,874
Current portion of deferred revenue	1,168	750	658
Income taxes payable	—	2,558	3,547

Total current liabilities	14,022	14,160	13,713
Deferred revenue, excluding current portion	433	307	261
Other long-term liabilities	—	5,857	5,857

Total liabilities	14,455	20,324	19,831
Stockholders’ equity
Series A-1 convertible, redeemable preferred stock, $.001 par value. Authorized 10,000 shares, issued and outstanding 8,925 at June 30, 2009 and 2010, and September 30, 2010	9	9	9
Common stock, $0.001 par value. Authorized 16,100 shares at June 30, 2009 and 2010, and September 30, 2010, respectively; issued and outstanding 3,962, 4,022 and 4,023 shares at June 30, 2009 and 2010, and September 30, 2010, respectively	4	4	4
Additional paid-in capital	129,186	129,849	129,977
Accumulated deficit	(103,533)	(81,238)	(78,600)
Accumulated other comprehensive income	(293)	(481)	(395)

Total stockholders’ equity	25,373	48,143	50,995

Total liabilities and stockholders’ equity	$39,828	$68,467	$70,826

The accompanying notes are an integral part of these consolidated financial statements.

Masergy Communications, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
				(unaudited)
Revenue	$92,913	$104,708	$97,538	$25,897	$27,762
Operating expenses
Cost of services, excluding depreciation	54,775	60,434	51,394	14,636	14,839
Selling, general, and administrative	29,781	31,109	31,472	7,704	8,452
Depreciation	4,343	7,857	5,783	1,313	1,673
Impairment of property and equipment	—	2,107	—	—	—

Total operating expenses	88,899	101,507	88,649	23,653	24,964

Operating income	4,014	3,201	8,889	2,244	2,798
Interest expense, net	(289)	(60)	(34)	(10)	(11)
Other income (expense), net	4	(42)	(203)	(128)	(42)

Income before taxes	3,729	3,099	8,652	2,106	2,745
Income tax (expense) benefit	—	—	13,643	—	(107)

Net income	3,729	3,099	22,295	2,106	2,638

Undistributed income attributable to preferred stockholders	2,606	2,146	15,393	1,459	1,818

Net income available to common stockholders	$1,123	$953	$6,902	$647	$820

Net income per share available to common stockholders
Basic	$0.29	$0.24	$1.72	$0.16	$0.20
Diluted	$0.25	$0.24	$1.65	$0.16	$0.18
Weighted average common shares used in computation of net income per share available to common stockholders:
Basic	3,840	3,962	4,002	3,962	4,023
Diluted	4,472	4,049	4,193	4,045	4,479
Pro forma net income per share available (unaudited):
Basic			$1.72		$0.20
Diluted			$1.70		$0.20
Pro forma weighted average shares outstanding used in computing net income per share (unaudited):
Basic			12,928		12,948
Diluted			13,119		13,404

The accompanying notes are an integral part of these consolidated financial statements.

Masergy Communications, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands)

	Series A-1 preferred stock Par value	Common stock Par value	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Stockholders’ equity
Balance at July 1, 2007	$9	$4	$127,710	$(110,361)	$428	$17,790
Issuances of common stock for cash, 88 shares	—	—	142	—	—	142
Vesting of stock-based compensation	—	—	551	—	—	551
Net income	—	—	—	3,729	—	3,729
Comprehensive loss:
Currency translation adjustment	—	—	—	—	(1)	(1)

Total comprehensive income						3,728

Balance at June 30, 2008	9	4	128,403	(106,632)	427	22,211
Issuances of common stock for cash, 40 shares	—	—	64	—	—	64
Vesting of stock-based compensation	—	—	718	—	—	718
Net income	—	—	—	3,099	—	3,099
Comprehensive loss:
Currency translation adjustment	—	—	—	—	(719)	(719)

Total comprehensive income						2,380

Balance at June 30, 2009	9	4	129,185	(103,533)	(292)	25,373
Issuances of common stock for cash, 60 shares	—	—	231	—	—	231
Vesting of stock-based compensation	—	—	433	—	—	433
Net income	—	—	—	22,295	—	22,295
Comprehensive loss:
Currency translation adjustment, net of tax	—	—	—	—	(189)	(189)

Total comprehensive income						22,106

Balance at June 30, 2010	9	4	129,849	(81,238)	(481)	48,143
Issuances of common stock for cash, 1 shares	—	—	2	—	—	2
Vesting of stock-based compensation	—	—	126	—	—	126
Net income	—	—	—	2,638	—	2,638
Comprehensive loss:
Currency translation adjustment, net of tax	—	—	—	—	86	86

Total comprehensive income						2,724

Balance at September 30, 2010, (unaudited)	$9	$4	$129,977	$(78,600)	$(395)	$50,995

The accompanying notes are an integral part of this consolidated financial statements.

Masergy Communications, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended June 30,			Three Months Ended September 30,
	2008	2009	2010	2009	2010
				(Unaudited)
Cash flows from operating activities:
Net income	$3,729	$3,099	$22,295	$2,106	$2,638
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	—	—	(16,665)	(84)	(994)
Depreciation	4,343	7,857	5,783	1,313	1,673
Amortization of debt discount	53	—	—	—	—
Stock-based compensation	551	718	433	114	126
Bad debt expense	255	415	196	80	89
Loss on disposal of assets	27	135	52	—	7
Impairment of assets	—	2,107	—	—	—
Changes in operating assets and liabilities
Accounts receivable	(665)	(249)	(804)	(648)	(2,316)
Other receivables	(37)	62	(116)	(4)	133
Prepaid expenses	15	92	(4,729)	(27)	940
Other assets, including deferred costs	(5)	221	81	135	(152)
Deferred revenue	140	(370)	(544)	(239)	(138)
Accounts payable	2,086	564	(1,167)	1,833	(565)
Accrued liabilities and income taxes payable	163	1,388	7,579	(2,599)	246

Net cash provided by operating activities	10,655	16,039	12,394	1,980	1,687
Cash flows from investing activities:
Purchases of property and equipment	(6,813)	(8,189)	(10,697)	(2,326)	(3,268)
Proceeds from disposal of assets	6	—	1	—	—
Short-term investments	—	—	(500)	—	—

Net cash used in investing activities	(6,807)	(8,189)	(11,196)	(2,326)	(3,268)
Cash flows from financing activities:
Proceeds from issuance of revolving lines of credit	1,000	—	—	—	—
Principal payments on revolving lines of credit	(3,000)	—	—	—	—
Payments on notes payable	(1,149)	(1,065)	—	—	—
Proceeds from issuance of common stock	142	64	231	—	2

Net cash provided by (used in) financing activities	(3,007)	(1,001)	231	—	2

Effect of exchange rate changes on cash	(2)	(166)	67	(84)	86

Net increase in cash	839	6,683	1,496	(430)	(1,493)
Cash and cash equivalents, beginning of year	3,360	4,199	10,882	10,882	12,378

Cash and cash equivalents, end of year	$4,199	$10,882	$12,378	$10,452	$10,885

Supplemental disclosure:
Interest paid	$112	$83	$25	$10	$10
Equipment obtained under notes payable	$188	$49	$—	$—	$—
Income taxes paid	$—	$—	$465	$154	$65

The accompanying notes are an integral part of these consolidated financial statements.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)

NOTE A—GENERAL

Organization

Masergy Communications, Inc. (the Company) is a leading provider of QoS-based, customer-controlled network services specializing in real-time application performance across converged enterprise networks. The Company uses its multiservice network platform to develop technology for enterprise executives to manage the security and performance of their critical applications. The Company principally conducts its operations in the United States and the United Kingdom.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; allowances for doubtful accounts, valuation allowance on deferred income tax assets, accrued liabilities; and grant date fair value of stock based compensation awards. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2010, the consolidated statements of income and of cash flows for the three months ended September 30, 2009 and 2010, and the consolidated statement of stockholders’ equity and comprehensive income (loss) for the three months ended September 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended September 30, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three-month periods are unaudited. The results of the three months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending June 30, 2011 or for any other interim period of any other future year.

Unaudited Pro Forma Consolidated Balance Sheet and Pro Forma Net Income Per Share

Upon the consummation of the initial public offering contemplated herein, all of the outstanding shares of convertible preferred stock are expected to convert into shares of common stock. The September 30, 2010 unaudited pro forma consolidated balance sheet data and the unaudited pro forma basic and diluted net income per share for 2010 and the three months ended September 30, 2010 have been prepared assuming the conversion of all convertible preferred stock outstanding as of September 30, 2010 into 8,925 shares of common stock.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—continued

Financial Instruments

Financial instruments that subject the Company to concentrations of credit risk consist primarily of trade receivables from customers principally in the United States of America and the United Kingdom. The Company continually evaluates the credit worthiness of its customers’ financial condition. The carrying value of cash and cash equivalents, accounts receivable and accounts payable reflected in the financial statements approximates fair value due to the short-term maturity of these instruments.

Revenue Recognition

Service revenues are recognized based on usage of network services and contract fees. The Company recognizes product rental revenues and other service revenues when services are provided in accordance with contract terms.

The Company defers non-recurring service activation fees and amortizes them over the contract term. The cost associated with these services are deferred and amortized over the respective contract term.

The Company collects sales and use tax, value added tax, and other telecom taxes from customers and remits to respective governmental agencies. These amounts are not presented in revenues. The Company also collects fees for the Universal Service Administrative Company, which funds affordable telecommunications services across the country. This amount is included in revenue and cost of sales for $6,063, $6,549 and $(1,331), for 2008, 2009 and 2010, respectively. For the three months ended September 30, 2009 and 2010, an amount of $1,765 and $986 was included in revenue and cost of sales.

During 2010, the Company received a refund of previously remitted fees from the Universal Service Administrative Company totaling $5,857. The Company recorded this refund as a reduction of cost of revenues. The Company intends to provide its customers with a proportionate allocation of the total refund based upon original fees paid by each customer, and such future payments have been recorded as a current period reduction in revenue and a liability has been established for the total amount to be refunded to customers.

Cost of Services

Our cost of services represent all expenses related to the operation of the network excluding third-party maintenance, which is included under selling, general and administrative expenses, and depreciation expense on our network equipment. The largest component of cost of services is access costs relating to leased lines for the dedicated facilities connecting customer locations to our network. Our policy is to record access expense as services are provided by vendors. Access costs are estimated each period based on the number of circuits in service according to our circuit inventory system and the contracted rate for each circuit.

Cash and Cash Equivalents

The Company considers all highly liquid investments and time deposits with original maturities of three months or less when purchased to be cash equivalents. As of June 30, 2009 and 2010, and September 30, 2010, cash and cash equivalents of $585, $988, and $761, respectively, were held in foreign financial institutions.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—continued

Short-Term Investments

The Company occasionally places cash in excess of current operating requirements in financial institution funds or CDs which have a maturity of greater than 90 days. As of June 30, 2010 and September 30, 2010, the Company had $500 in certificates of deposit with a financial institution with a maturity of 180 days.

Trade Accounts Receivables

Trade accounts receivables are recorded at the invoiced amount and do not bear interest and are typically net 30 day terms. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The roll forward of the allowance for doubtful accounts is as follows (in thousands):

	Years Ending June 30,		Three months ending September 30, 2010
	2009	2010
			(unaudited)
Beginning balance	$857	$742	$559
Bad debt expense	415	196	89
Write-offs, net of recoveries	(530)	(379)	—

Ending balance	$742	$559	$648

As of June 30, 2009 and 2010, and September 30, 2010, the Company had unbilled receivables included in trade accounts receivable of $11, $144, and $169, respectively, related to services rendered but not yet invoiced.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, ranging between three and ten years. Materials and supplies are held for deployment into the network and are not depreciated until deployed. Expenditures for maintenance and repairs are charged to operating expense as incurred. Refer to Note C.

Capitalized Software Costs

We capitalize costs to develop software for internal use incurred during the application development stage as well as costs to develop significant upgrades or enhancements to existing internal use software. Development costs relating to customer software, including our Network Analyst product, incurred prior to the establishment of technological feasibility are expensed as incurred to selling, general and administrative expense. External software development costs incurred subsequent to the establishment of technological feasibility are capitalized until the software is available for general release to customers. For each software release, judgment is required to evaluate when technological feasibility has occurred. All capitalized software costs are amortized on a straight-line basis over an estimated useful life of three years.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—continued

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

Uncertain Tax Provisions

The Company adopted new accounting principles on accounting for uncertain tax provisions effective July 1, 2007. Under these principles, tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax position is measured as the largest amount of expense with a greater than 50 percent likelihood of being realized upon ultimate settlement. As of June 30, 2010 and September 30, 2010, there were no uncertain tax positions which met the requirements to be recorded.

Stock-Based Compensation

The Company measures compensation related to stock options based on the fair value of the award on the date of grant, which is recognized as expense over the requisite service period of the award (see Note G). Compensation expense is included in selling, general, and administrative expense on the statement of operations.

Advertising Costs

The Company expenses advertising costs as they are incurred as a component of selling, general and administrative expenses. In 2008, 2009 and 2010, the Company incurred $147, $130 and $45, respectively, in advertising costs. For the three months ended September 30, 2009 and 2010, advertising costs were $10 and $1, respectively.

Foreign Currency Translation

The majority of the Company’s international sales are made by its international subsidiary in the United Kingdom, which uses the local currency as its functional currency. The Company translates assets and liabilities at current rates of exchange in effect at the balance sheet date. Revenue and expenses from the Company’s international subsidiary are translated using the monthly average exchange rates in effect for the period in which the items occur. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of stockholders’ equity. Gains and losses from foreign currency denominated transactions are included in other income and expenses and were not significant in 2008, 2009 or 2010 or for the quarters ended September 30, 2009 and 2010.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE B—SIGNIFICANT ACCOUNTING POLICIES—continued

Concentration Risk

Revenues generated from services provided to the Company’s five largest customers represented approximately 25%, 22%, and 20% of total revenues in 2008, 2009, and 2010, respectively. No customer accounted for greater than 10% of total accounts receivable as of June 30, 2008, 2009 or 2010.

The Company will occasionally hold cash deposits in financial institutions that are in excess of federally insured limits. The Company believes its risk of loss associated with these accounts is remote.

Subsequent Events

The Company evaluated its financial statements for subsequent events through October 29, 2010, the date the financials were available to be issued.

Recently Issued Accounting Pronouncements

Multiple Element Arrangements

In October 2009, the FASB issued an ASU that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the existing criteria that objective and reliable evidence of fair value for undelivered products or services exist in order to be able to separately account for deliverables. Additionally, the ASU provides for elimination of the use of the residual method of allocating arrangement consideration and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables that can be accounted for separately based on their relative selling price. A hierarchy for estimating such selling price is included in the update. The Company adopted the provisions of this update during the quarter ending September 30, 2010. This adoption did not have a significant impact on our revenue recognition policies and it did not materially impact our consolidated financial position or results of operations.

In October 2009, the FASB issued an ASU that changes the criteria for determining when an entity should account for transactions with customers using the revenue recognition guidance applicable to the selling or licensing of software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted the provisions of this update during the quarter ending September 30, 2010. This adoption did not have a significant impact on our revenue recognition policies and it did not materially impact our consolidated financial position or results of operations.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE C—PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	June 30,		September 30, 2010
	2009	2010
Computer equipment and software	$3,821	$5,182	$5,265
Network equipment and software	34,242	42,772	45,947
Office equipment and furniture	548	582	726
Leasehold improvements	297	382	413

	38,908	48,918	52,351
Less accumulated depreciation	(18,896)	(24,301)	(26,145)

	$20,012	$24,617	$26,206

The Company evaluates whether there has been an impairment on any of its long-lived assets if certain circumstances indicate that a possible impairment may exist. An impairment in value exists when the carrying value of a long-lived asset exceeds its fair value. If it is determined that an impairment in value has occurred, the carrying value is written down to its fair value.

During 2009, the Company commenced and executed a plan to upgrade certain network equipment. Accordingly, the Company evaluated whether the network equipment upgrade resulted in an impairment of the equipment to be retired. The Company determined that certain equipment to be upgraded with a net book value of $2,343 had been impaired. Accordingly, the Company recorded a non-cash impairment charge in 2009 of $2,107 and a loss on the disposal of assets of $236 to write-off this equipment. The Company determined that other equipment to be upgraded with a net book value of $2,262 was not impaired. However, the Company reduced its estimated useful life of this equipment, which generated accelerated depreciation expense of $2,262 during 2009 to fully depreciate this equipment.

NOTE D—ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	June 30,		September 30, 2010
	2009	2010
Sales, property and franchise taxes	$1,748	$1,324	$1,310
Accrued cost of services	3,228	2,703	3,178
Accrued bonuses	2,295	2,592	726
Payroll and related benefits	525	585	635
Other accrued liabilities	656	413	1,025

	$8,452	$7,617	$6,874

NOTE E—LONG-TERM DEBT

As of June 30, 2009 and 2010, and September 30, 2010 the Company maintained a $15 million revolving line of credit with Comerica Bank, which matures in December 2010. Borrowings are subject to interest equal to 1 percentage point plus the greatest of (i) Comerica’s Prime Rate, (ii) 2.0% plus the overnight Fed Funds rate, or

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE E—LONG-TERM DEBT—continued

(iii) 2.0% plus the 30-day LIBOR rate. Borrowings are subject to a minimum interest rate of 4.5%. As of June 30, 2009 and 2010 and September 30, 2010, the interest rates in effect were 6.0%, 4.5%, and 4.5% respectively. The agreement is subject to certain financial and non-financial covenant requirements. As of June 30, 2010 and September 30, 2010, the Company was in compliance with all covenant requirements. There were no amounts outstanding under the line of credit at either June 30, 2009, 2010, and September 30, 2010, respectively.

During 2005, the Company issued warrants to Comerica, which may be exercised to purchase 165 shares of Series A-1 Preferred Stock at an exercise price of $3.76. The warrant includes certain antidilution protection equal to those rights granted to the preferred stockholders in the last round of equity financing. The warrant may be exercised at any time through March 2012 by cash exercise or net issuance. The warrant shall also automatically exercise upon a merger event, as defined by the agreement.

During 2003, the Company issued a warrant to Western Technology Investments, which may be exercised to purchase 192 shares of Series A-1 Preferred Stock at any time until April 2011. The warrant shall also automatically exercise upon a merger event, as defined by the agreement.

NOTE F—INCOME TAXES

The domestic and foreign source components of income before taxes are as follows (in thousands):

	Years ending June 30
	2008	2009	2010
Domestic sources	$2,480	$2,246	$7,034
Foreign sources	1,249	853	1,618

	$3,729	$3,099	$8,652

Income tax expense (benefit) for the year ended June 30, 2010 is comprised of the following (in thousands):

	Federal	Foreign	State	Total
Current	$2,467	$—	$555	$3,022
Deferred	(13,152)	(1,881)	(1,632)	(16,665)

Total	$(10,685)	$(1,881)	$(1,077)	$(13,643)

The differences between the provision for income taxes and the amount computed by applying the statutory United States Federal tax rate to the income before income taxes are as follows (in thousands):

	2008	2009	2010
Expense computed at federal statutory rate	$1,268	$1,054	$2,942
Permanent differences	28	42	74
Foreign tax rate differential	(89)	(56)	(97)
State income tax benefit, net of federal tax effect	52	55	152
Change in deferred tax assets not previously recognized	274	633	787
Decrease in valuation allowance	(1,533)	(1,728)	(17,501)

Income tax benefit	$—	$—	$(13,643)

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE F—INCOME TAXES—continued

For the three months ended September 30, 2010, the Company recorded $107 in income tax expense related to the operations of our foreign subsidiary for which the benefit of all net operating loss carryforwards had already been realized.

The Company’s deferred tax assets and liabilities are as follows as of June 30 (in thousands):

	2009	2010
Short-term deferred tax assets:
U.S. net operating loss carryforward	$—	$2,558
Allowance for doubtful accounts	176	155
Accrued vacation	59	78
Other	404	149

Total	639	2,940
Valuation allowance	(639)	(185)
Long-term deferred tax assets:
U.S. net operating loss carryforward	39,284	35,787
Foreign net operating loss carryforward	1,671	1,881
Stock-based compensation	514	629
Other	—	189

Total	41,469	38,486
Long-term deferred tax liabilities	(5,407)	(5,561)

Net long-term deferred tax assets	36,062	32,925
Valuation allowance	(36,062)	(19,015)

Total deferred tax assets	$—	$16,665

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate principally to net operating loss carryforwards. As of June 30, 2010, the Company determined that a portion of previously fully reserved deferred tax assets were realizable based on projections of future taxable income. As such the valuation allowance was reduced. The remaining valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax asset will be realized but could be subject to certain limitations. At June 30, 2010, the Company had approximately $98.1 million of net operating loss carryforwards for U.S. tax purposes available to offset future taxable income; such carryforwards begin to expire in 2021 and are partially reserved as discussed above. At June 30, 2010, the Company had approximately $6.7 million of net operating loss carryforwards for foreign tax reporting purposes available to offset future taxable income and which are not offset by a valuation allowance as of June 30, 2010.

NOTE G—STOCKHOLDERS’ EQUITY

Series A-1 Convertible Redeemable Preferred Stock

Series A-1 preferred stock may be converted at the option of the holder into an equal number of common shares, subject to certain adjustments designed to keep the relative equity value constant to original issuance. Shareholders of Series A-1 preferred stock have voting rights equal to the number of shares that are convertible

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE G—STOCKHOLDERS’ EQUITY—continued

into common shares. Shareholders of Series A-1 preferred stock are entitled to receive dividends in preference to common shares, when and if declared. No dividends were declared during 2008, 2009 or 2010. As of June 30, 2009 and 2010, 8,925 shares of Series A-1 preferred stock were outstanding. Liquidation value for Series A-1 preferred stock is $3.76 per share, or $33,514 as of June 30, 2009 and 2010.

Stock Option/Stock Issuance Plan

The Company has established a Stock Option/Stock Issuance Plan (the Plan), which permits the Company to grant up to a maximum of 2,839 shares to employees, directors, and outside consultants. The Plan provides for both the direct award of common stock and for the grant of nonqualified and incentive stock options to purchase shares. The exercise price of incentive stock options granted must not be less than 100% of fair value of the common stock on the date of grant, as determined by the board of directors. The exercise price of a nonqualified stock option may be less than the fair value of the common stock. The fair value of the Company’s common stock, in absence of trading on a national or regional exchange, is determined by the board of directors or its designee, based on comparable publicly traded companies within similar industries. The maximum contractual life of options granted is 10 years.

Options granted under the Plan are immediately exercisable and shares purchased under the grant are subject to a right of repurchase by the Company upon termination of employment at the original purchase price for all unvested shares. Vesting schedules are determined by the board of directors, and shares become vested as the Company’s right of repurchase lapses. This right generally lapses over a four-year period as follows: 25% after one year, then 1/48 per month over 36 months. In November 2005, the Company granted certain options where its right to repurchase lapses 1/96 per month over 48 months from each optionee’s hire date and 1/96 per month over 48 months from March 1, 2005. Exercised shares, both vested and unvested, are afforded voting rights for the shares held. Until certain events occur, the Company has a right of first refusal to repurchase vested shares from a stockholder after the individual has received a bona fide third-party offer with respect to those vested shares (the right of first refusal). In the event that the Company’s stock becomes readily tradable on an established securities market, the Company’s right of first refusal will terminate. If the Company enters into a corporate transaction, all unvested options vest 100% automatically unless (i) the options are assumed by the successor corporation in the corporate transaction, or (ii) the options are to be replaced with a cash incentive of the successor corporation which preserves the spread existing on the unvested shares at the time of the corporate transaction. If the options are to be assumed by the successor entity, the options shall only accelerate their vesting by six additional months.

Valuation of Stock Options

Fair value is determined at grant date using the Black-Scholes option pricing model. The following weighted average assumptions were used in the grant date fair value calculations:

	2008	2009	2010
Expected term (years)	6	6	6
Expected volatility	50%	50%	50%
Expected dividend yield	—	—	—
Expected risk free interest rate	3.90%	3.3%	3.75%

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE G—STOCKHOLDERS’ EQUITY—continued

Stock Option Activity

A summary of the Company’s stock option activity is as follows:

	Shares under option	Weighted average exercise price per share
Balance at July 1, 2008	2,163	$3.37
Granted	496	5.05
Exercised	(40)	1.62
Forfeited	(303)	2.98

Balance at June 30, 2009	2,316	$3.81
Granted	319	5.05
Exercised	(60)	3.87
Forfeited	(173)	3.20

Balance at June 30, 2010	2,402	$4.02

Options vested at June 30, 2010	1,777	$3.71

The weighted average remaining contractual life at June 30, 2010 was 6.8 years and 6.1 years for options outstanding and vested, respectively. The weighted average grant date fair value of options granted during 2008, 2009 and 2010, was $2.00, $0.88 and $0.71, respectively.

Summary of Nonvested Stock Options

The Company’s nonvested options as of June 30, 2009 and 2010 are as follows:

	Shares under option	Weighted average grant date fair value
Nonvested balance at June 30, 2009	740	$1.25
Granted	318	0.71
Vested	(405)	1.15
Forfeited	(29)	1.18

Nonvested balance at June 30, 2010	624	$1.04

At June 30, 2010, the total remaining unrecognized compensation cost related to unvested stock options was approximately $614. That cost is expected to be recognized over a weighted-average remaining requisite service period of 2.2 years. At September 30, 2010, the total remaining unrecognized compensation cost related to unvested stock options was approximately $1,173. That cost is expected to be recognized over a weighted-average remaining requisite service period of 6.9 years.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE G—STOCKHOLDERS’ EQUITY—continued

Summary of Reserved Shares

In February 2008, the Company increased its authorized shares of common stock from 15,500 shares to 16,100 shares. At June 30, 2010, the following common shares were reserved for issuance:

Shares
Stock options, outstanding	2,402
Stock options, future grants	218
Convertible preferred stock	8,925
Warrants	357

11,902

NOTE H—COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its facilities. Most leases include options for renewal and contain clauses for payment of real estate taxes and insurance. Rental expense was $817, $675 and $678 in 2008, 2009 and 2010, respectively. For the three months ended September 30, 2010, rental expense was $180.

The following are the minimum lease payments under noncancelable operating leases (in thousands):

Total
2011	$738
2012	530
2013	269
2014	241
2015	81
Thereafter	60

Total future minimum lease payments	$1,919

Bandwidth and Co-Location Costs

The Company has outstanding contractual commitments relating to agreements with network service providers that will provide bandwidth usage for the Company’s operations and house the Company’s servers in third-party network data centers. Certain agreements may be amended to either increase or decrease the minimum commitments during the life of the contract. Most agreements include options for renewal.

The following are the Company’s outstanding contractual commitments relating to agreements with network service providers (in thousands):

Network Service Providers
2011	$16,335
2012	2,367
Thereafter	522

Total future outstanding commitments	$19,224

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE H—COMMITMENTS AND CONTINGENCIES—continued

Legal Proceedings

The Company is subject, from time to time, to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company’s consolidated results of operations or financial position.

NOTE I—SEGMENT REPORTING

The chief operating decision-makers review financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be one operating segment.

Below is our revenue based on the circuit termination point. Long-lived assets are based on the physical location of the assets. The following table presents revenue and long-lived asset information for geographic areas (in thousands):

	Years Ended June 30,
	2008	2009	2010
Revenue
Americas	$65,773	$74,612	$65,184
Rest of World	27,140	30,096	32,354

Consolidated Worldwide	$92,913	$104,708	$97,538

	June 30,
	2009	2010
Long-lived Assets
Americas	$17,091	$21,946
Rest of World	2,921	2,671

Consolidated Worldwide	$20,012	$24,617

NOTE J—Net Income Per Share

Basic net income per share is calculated as net income divided by the weighted-average number of shares of common stock and restricted stock outstanding during the period. Diluted net income per share assumes issuance of the net incremental shares from stock options when dilutive. The weighted-average common shares outstanding used to calculate diluted net income per share reflect the dilutive effect of common stock equivalents including options to purchase shares of common stock, using the treasury stock method.

Net income for the years ended June 30, 2008, 2009 and 2010 and for the three months ended September 30, 2010 has been allocated to the common and preferred stockholders based on their rights to participate in dividends assuming that all net income had been distributed in the related period.

Masergy Communications, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

NOTE J—Net Income Per Share—continued

Basic and diluted weighted-average common shares outstanding and net income per share include the following for the fiscal years ended June 30, (in thousands, except per share data):

	2008	2009	2010
Net income attributable to common stockholders	$1,123	$953	$6,902

Basic weighted-average common shares outstanding	3,840	3,962	4,002
Dilutive effect of common stock equivalents	632	87	191
Fully-diluted weight average common shares outstanding	4,472	4,049	4,193
Net income per share:
Basic	$0.29	$0.24	$1.72
Diluted	$0.25	$0.24	$1.65

Unaudited Pro Forma Net Income Per Share

Pro forma basic and diluted net income per share have been computed to give effect to the conversion of the Company’s preferred stock into common stock as though the conversion had occurred at the beginning of the periods (in thousands, except per share data):

	2008	2009	2010
Net income	$3,729	$3,099	$22,295

Basic weighted-average shares outstanding	12,765	12,887	12,928
Dilutive effect of common stock equivalents	632	87	191
Fully-diluted weighted average shares outstanding	13,397	12,974	13,119
Basic	$0.29	$0.24	$1.72
Diluted	$0.28	$0.24	$1.70

NOTE K—RELATED-PARTY TRANSACTIONS

During 2008, 2009 and 2010, the Company received $38, $33, and $26, respectively, from three stockholders in exchange for the Company providing telecommunications services. No accounts receivable balances were outstanding as of June 30, 2009, June 30, 2010 or September 30, 2010 related to these transactions.

NOTE L—PROFIT SHARING PLAN

The Company sponsors a 401(k) Profit Sharing Plan, eligible to all employees who are at least 20 years of age. Under the Plan, employees are permitted to defer up to 100% of their gross compensation into the Plan. The Plan also provides for discretionary company profit sharing contributions. Effective January 1, 2008, the Company began matching employee contributions at a rate of 25% of the employees’ contributions up to a maximum of 5% of employee’s compensation, as defined by the Plan. On January 1, 2009, the Company began matching employee contributions at a rate of 33% of the employees’ contributions up to a maximum of 5% of the employee’s compensation. Effective January 1, 2010, the Company changed its matching policy to provide for matching contributions at a rate of 35% of the employees’ contribution up to a maximum of 6% of the employees’ total compensation, as defined by the Plan. Employer contributions made by the Company to the Plan were $62, $162, and $217, in 2008, 2009 and 2010, respectively. The operating costs paid by the Company were insignificant in each of these periods.

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                 Shares

Masergy Communications, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Deutsche Bank Securities

Stifel Nicolaus Weisel

Pacific Crest Securities

                         , 2010

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC Registration fee		$7,130
FINRA filing fee		10,500
NYSE listing fee		125,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation to be effective upon the completion of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated bylaws to be effective upon the completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•

The registrant will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors. The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

Prior to the completion of this offering, the registrant plans to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements to be entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

1. From September 30, 2007 to September 30, 2010, the registrant granted to its employees and consultants options to purchase an aggregate of 1,440,600 shares of its common stock under the registrants 2001 Stock Option/Stock Issuance Plan at prices ranging from $5.05 to $5.32 per share for an aggregate purchase price of $7,335,659.

2. From September 30, 2007 to September 30, 2010, the registrant sold and issued to its employees and consultants an aggregate of 124,080 shares of its common stock pursuant to option exercises under the registrants 2001 Stock Option/Stock Issuance Plan at $1.62 per share for an aggregate purchase price of $200,389.

3. From September 30, 2007 to September 30, 2010, the registrant granted to its non-employee directors options to purchase an aggregate of 31,000 shares of its common stock under the registrants 2001 Stock Option/Stock Issuance Plan at $5.05 per share for an aggregate purchase price of $156,550.

4. From September 30, 2007 to September 30, 2010, the registrant sold and issued to its non-employee directors an aggregate of 58,500 shares of its common stock pursuant to option exercises under the registrants 2001 Stock Option/Stock Issuance Plan at prices ranging from $1.62 to $5.05 per share for an aggregate purchase price of $229,228.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation or in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1**	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended, in effect before the completion of this offering

3.2*	Form of Fifth Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the completion of this offering

3.3**	Bylaws of the Registrant in effect before the completion of this offering

3.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon the completion of this offering

4.1*	Form of Common Stock certificate of the Registrant

4.2**	Third Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders, dated March 1, 2005

4.3**	Warrant issued to Venture Lending & Leasing III, LLC, dated October 2003

4.4**	Warrant issued to Comerica Bank, dated March 10, 2005

4.5**	Warrant issued to Comerica Bank, dated May 1, 2006

5.1*	Opinion of Miller, Egan, Molter & Nelson LLP

10.1**	Form of Indemnification Agreement entered into between the Registrant and each of its directors and senior executive officers

10.2+**	Amended and Restated 2001 Stock Option/Stock Issuance Plan

10.2A+**	Form of Notice of Stock Option Grant

10.2B+**	Form of Stock Option Agreement

10.2C+**	Form of Stock Purchase Agreement

10.2D+**	Addenda to Stock Option Agreement

10.3+**	2010 Incentive Compensation Plan

10.3A+**	Form of Notice of Grant

10.3B+**	Form of Stock Option Agreement

10.3C+**	Form of Addendum to Stock Option Agreement

10.4+**	Employee Stock Purchase Plan

10.5**	Office Lease Agreement between FSP Willow Bend Office Center Limited Partnership and the Registrant, dated May 21, 2004, as amended

10.6+**	Employment Agreement between the Registrant and Royce Holland, dated October 29, 2010

10.7+**	Employment Agreement between the Registrant and Chris MacFarland, dated October 29, 2010

10.8+**	Employment Agreement between the Registrant and Robert Bodnar, dated October 29, 2010

10.9+**	Employment Agreement between the Registrant and Tim Naramore, dated October 29, 2010

10.10+**	Employment Agreement between the Registrant and John Dumbleton, dated October 29, 2010

10.11+**	Employment Agreement between the Registrant and Scott Stricklin, dated November 2, 2010

10.12*	Comerica Loan and Security Agreement

10.13**	Form of Master Services Agreement For Network Services

21.1**	Subsidiaries of the Registrant

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Miller, Egan, Molter & Nelson LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (previously included in the signature page to this registration statement as filed on October 29, 2010)

+	Indicates management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

MASERGY COMMUNICATIONS, INC.

June 30, 2010

(in thousands)

Allowance for Doubtful Accounts

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Due to Acquisitions	Deduction (1)	Balance at End of Year
Year ended June 30:
2008	$981	$255	$—	$379	$857
2009	851	415	—	530	742
2010	742	196	—	379	559

(1)	Uncollectible accounts written off, net of recoveries.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on this 16th day of December, 2010.

Masergy Communications, Inc.

BY:	/s/ Royce Holland
Royce Holland Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ROYCE HOLLAND Royce Holland	Executive Chairman (Principal Executive Officer)	December 16, 2010

/s/ CHRIS MACFARLAND Chris MacFarland	Chief Executive Officer and Director	December 16, 2010

/s/ ROBERT BODNAR Robert Bodnar	Executive Vice President, Chief Financial Officer & Secretary (Principal Financial and Accounting Officer)	December 16, 2010

* Donald Detampel	Director	December 16, 2010

* Gail Schoettler	Director	December 16, 2010

* G. Jackson Tankersley, Jr.	Director	December 16, 2010

* By:	/s/ ROYCE HOLLAND
Royce Holland Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1**	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended, in effect before the completion of this offering

3.2*	Form of Fifth Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the completion of this offering

3.3**	Bylaws of the Registrant in effect before the completion of this offering

3.4*	Form of Amended and Restated Bylaws of the Registrant to be effective upon the completion of this offering

4.1*	Form of Common Stock certificate of the Registrant

4.2**	Third Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders, dated March 1, 2005

4.3**	Warrant issued to Venture Lending & Leasing III, LLC, dated October 2003

4.4**	Warrant issued to Comerica Bank, dated March 10, 2005

4.5**	Warrant issued to Comerica Bank, dated May 1, 2006

5.1*	Opinion of Miller, Egan, Molter & Nelson LLP

10.1**	Form of Indemnification Agreement entered into between the Registrant and each of its directors and senior executive officers

10.2+**	Amended and Restated 2001 Stock Option/Stock Issuance Plan

10.2A+**	Form of Notice of Stock Option Grant

10.2B+**	Form of Stock Option Agreement

10.2C+**	Form of Stock Purchase Agreement

10.2D+**	Addenda to Stock Option Agreement

10.3+**	2010 Incentive Compensation Plan

10.3A+**	Form of Notice of Grant

10.3B+**	Form of Stock Option Agreement

10.3C+**	Form of Addendum to Stock Option Agreement

10.4+**	Employee Stock Purchase Plan

10.5**	Office Lease Agreement between FSP Willow Bend Office Center Limited Partnership and the Registrant, dated May 21, 2004, as amended

10.6+**	Employment Agreement between the Registrant and Royce Holland, dated October 29, 2010

10.7+**	Employment Agreement between the Registrant and Chris MacFarland, dated October 29, 2010

10.8+**	Employment Agreement between the Registrant and Robert Bodnar, dated October 29, 2010

10.9+**	Employment Agreement between the Registrant and Tim Naramore, dated October 29, 2010

10.10+**	Employment Agreement between the Registrant and John Dumbleton, dated October 29, 2010

10.11+**	Employment Agreement between the Registrant and Scott Stricklin, dated November 2, 2010.

10.12*	Comerica Loan and Security Agreement

10.13**	Form of Master Services Agreement For Network Services

21.1**	Subsidiaries of the Registrant

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Miller, Egan, Molter & Nelson LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (previously included in the signature page to this registration statement as filed on October 29, 2010)

+	Indicates management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Previously filed.